As filed with the Securities and Exchange Commission on April 14, 2000
                                                             File No. ________

================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   ----------

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              VISTEON CORPORATION
            (Exact Name of Registrant as Specified in Its Charter)

                                   ----------

          DELAWARE                                     38-3519512
 (State or Other Jurisdiction of           (I.R.S. Employer Identification No.)
  Incorporation or Organization)

               5500 Auto Club Drive
                Dearborn, Michigan                              48126
     (Address of Principal Executive Offices)                 (Zip Code)

                                  (800) VISTEON
              (Registrant's telephone number, including area code)

                                   ----------

                           Securities to be registered
                      pursuant to Section 12(b) of the Act:

          Title of each class                   Name of each exchange on which
          to be so registered                   each class is to be registered
Common Stock, par value $1.00 per share          The New York Stock Exchange

                           Securities to be registered
                      pursuant to Section 12(g) of the Act:
                                      None


================================================================================

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT
          CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS
                                   OF FORM 10

Item 1. Business

     The information required by this item is contained under the sections "Summary," "Risk Factors," "Business" and "Relationship with Ford" of the Information Statement attached hereto. Those sections are incorporated herein by reference.

Item 2. Financial Information

     The information required by this item is contained under the sections "Summary," "Capitalization," "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Information Statement. Those sections are incorporated herein by reference.

Item 3. Properties

     The information required by this item is contained under the section "Business -- Properties" of the Information Statement. That section is incorporated herein by reference.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     The information required by this item is contained under the sections "Management--Stock Ownership of Directors and Executive Officers" and "Security Ownership of Ford and Visteon" of the Information Statement. Those sections are incorporated herein by reference.

Item 5. Directors and Executive Officers

     The information required by this item is contained under the section "Management" of the Information Statement. That section is incorporated herein by reference.

Item 6. Executive Compensation

     The information required by this item is contained under the section "Management" of the Information Statement. That section is incorporated herein by reference.

Item 7. Certain Relationships and Related Transactions

     The information required by this item is contained under the sections "Management" and "Relationship with Ford" of the Information Statement. Those sections are incorporated herein by reference.

Item 8. Legal Proceedings

     The information required by this item is contained under the sections "Business -- Environmental Matters" and "Business -- Legal Proceedings" of the Information Statement. Those sections are incorporated herein by reference.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

     The information required by this item is contained under the sections "Risk Factors," "Description of Capital Stock," "Management," "The Spin-Off" and "Dividend Policy" of the Information Statement. Those sections are incorporated herein by reference.

Item 10. Recent Sales of Unregistered Securities

      Not applicable.

Item 11. Description of Registrant's Securities to be Registered

      The information required by this item is contained under the section "Description of Capital Stock" of the Information Statement. That
section is incorporated herein by reference.

Item 12. Indemnification of Directors and Officers

      The information required by this item is contained under the section "Indemnification of Directors and Officers" of the Information Statement. That
section is incorporated herein by reference.

Item 13. Financial Statements and Supplementary Data

      The information required by this item is contained under the sections "Capitalization," "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements" of the Information Statement. Those sections are incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

      Not applicable.

Item 15. Financial Statements and Exhibits

      (a) Financial Statements

      The information required by this item is contained under the section "Consolidated Financial Statements" beginning on page F-1 of the Information Statement. That section is incorporated herein by reference.

      (b) Exhibits

      The following documents are filed as exhibits hereto:


EXHIBIT
NUMBER             DESCRIPTION
------             -----------
3.1                Amended and Restated Certificate of Incorporation.*
3.2                Amended and Restated By-laws.*
4.1                Form of Visteon Common Stock certificate.*
10.1               Form of Distribution Agreement.*
10.2               Form of Master Transfer Agreement.
10.3               Form of Purchase and Supply Agreement.
10.3.1             Form of Letter Relating to Price Reductions.*
10.4               Form of Master Separation Agreement.*
10.5               Form of Aftermarket Relationship Agreement.
10.6               Form of Hourly Employee Assignment Agreement.
10.7               Form of Employee Transition Agreement.
10.8               Form of Tax Sharing Agreement.*
10.9               Long-Term Incentive Plan.*
10.10              Form of Change in Control Agreement.*
21.1               Subsidiaries of Visteon.*

EXHIBIT
NUMBER             DESCRIPTION
------             -----------
27.1               Financial Data Schedule (1997).
27.2               Financial Data Schedule (1998).
27.3               Financial Data Schedule (1999).

----------
*     To be filed by amendment.

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     VISTEON CORPORATION



Dated: April 14, 2000                By:   /s/ Peter J. Pestillo
                                       -----------------------------------------
                                       Peter J. Pestillo, Chairman of the Board,
                                       Chief Executive Officer and President

                              Ford Motor Company

                                                          ______________, 2000

Dear Fellow Ford Stockholder:

     In January of this year, we announced as one of our milestones the goal for Visteon to achieve independence. Towards achieving this goal, we established Visteon Corporation as a wholly-owned subsidiary and transferred to it the assets and liabilities comprising our automotive components and systems business. To complete the goal of independence, on _______, 2000, a special committee of our Board of Directors, pursuant to full Board authorization, approved a pro rata distribution (or spin-off) to Ford common and Class B stockholders of all shares of Visteon common stock owned by Ford.

     In the spin-off, you will receive ____ shares of Visteon common stock for each share of Ford common or Class B stock that you held of record at the close of business on ___________, 2000. Your current shares of Ford common or Class B stock will continue to represent your ownership position in Ford.

     We have concluded that the spin-off is in the best interests of Ford, the Visteon business and Ford stockholders, because:

     o as an independent company, Visteon will be better able to pursue business with non-Ford customers

     o  it will reduce Ford's automotive assets and capital requirements

     o it will provide Visteon's management increased strategic flexibility and decision-making power, including the ability to manage Visteon's product portfolio over the long-term based on Visteon's own strategic objectives

     o having two separate public companies will enable the financial markets to evaluate each company more effectively, thereby maximizing stockholder value over the long term for both Ford and Visteon

     o separate management and ownership structures for Visteon will provide incentives to Visteon's management and direct accountability to public investors

     o a spin-off allows Visteon to achieve independence in the shortest possible time

     Shares of Visteon's common stock trade on the New York Stock Exchange under the ticker symbol "VC."

     The enclosed information statement explains the spin-off in detail and provides important information regarding Visteon. We urge you to read it carefully. Please note that general stockholder approval is not required for the spin-off, and holders of Ford common and Class B stock are not required to take any action to participate in the spin-off. Thus, we are not asking you for a proxy.

                                             Very truly yours,




                                             William Clay Ford, Jr.
                                             Chairman of the Board
                                             Ford Motor Company

                              Visteon Corporation

                                                          ______________, 2000

Dear Visteon Stockholder:

     We welcome you as a "founding" stockholder of Visteon, which began trading publicly on a "when-issued" basis for the first time on _____________, 2000.

     We are the world's third largest supplier of automotive systems, modules and components. We have become a leader in the global automotive parts industry by capitalizing on the extensive experience we have gained as the largest supplier to Ford, the world's largest producer of trucks and the second largest producer of cars and trucks combined. We have been the largest supplier of automotive parts to Ford for most of Ford's history, and even as we continue to broaden our base of customers and products, we expect to continue to be the primary supplier to Ford for many years to come. We have established a broad global presence, with a workforce of over 81,000 and a network of manufacturing sites, technical centers, sales offices and joint ventures located in every major region of the world.

     This is a very exciting time, and we are enthusiastic about what the future holds. We believe that Visteon has a great opportunity to grow, and as a new Visteon stockholder, like our customers, you have an opportunity to grow with us. We are committed to building value for you, our new stockholders, and we look forward to many years of growth.

     Congratulations on becoming one of the "founding" stockholders of Visteon!

                                          Very truly yours,



                                          Peter J. Pestillo
                                          Chairman of the Board, Chief Executive
                                          Officer and President
                                          Visteon Corporation

Preliminary Information Statement
(Subject to Completion, Dated April 14, 2000)

                              VISTEON CORPORATION
                                 COMMON STOCK
                          (par value $1.00 per share)

     At this time, Visteon Corporation is wholly-owned by Ford Motor Company. In this spin-off, Ford will distribute all of its shares of our common stock on a pro rata basis to the holders of Ford common and Class B stock. Each of you, as a holder of Ford common or Class B stock, will receive ___ shares of our common stock for each share of Ford common or Class B stock that you held at the close of business on __________, 2000, the record date for the spin-off. Immediately after the spin-off is completed, Ford will not own any shares of our common stock, and we will be an independent public company.

     We are sending you this information statement to describe the spin-off. We expect the spin-off to occur on ____________, 2000. On or shortly after the _____________, 2000 distribution date:

     o holders of record of Ford common and Class B stock on the record date will have credited to a book-entry account established for them by, and maintained at, EquiServe Trust Company, N.A. (the registrar and transfer agent for Visteon common stock) their proportionate number of shares of Visteon common stock;

     o holders of record of fewer than _____ shares of Ford common and Class B stock on the record date, which would entitle them to receive less than one whole share of Visteon common stock, will receive a check for the cash value of any such fractional shares; and

     o beneficial owners of Ford common and Class B stock on the record date should have credited to their brokerage, custodian or similar account through which they own their Ford stock, their proportionate number of shares of Visteon common stock or cash in lieu of a fractional share of Visteon common stock.

     No general stockholder vote is required for the spin-off to occur. No stockholder action is necessary for you to receive the shares of our common stock to which you are entitled in the spin-off. This means that:

     o  you do not need to pay any consideration to Ford or to Visteon

     o you do not need to surrender any shares of Ford common or Class B stock to receive your shares of our common stock.

     Before _____, 2000, there was no trading market for our common stock. On that date, trading of shares of our common stock on a "when issued" basis began. Our common stock trades on the New York Stock Exchange under the ticker symbol "VC."

     As you review this information statement, you should carefully consider the matters described in "Risk Factors" beginning on page 11.

                                   ----------

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

          The date of this information statement is ____________, 2000.

                               TABLE OF CONTENTS

                                                                          Page

Summary......................................................................3
Risk Factors................................................................11
Special Note About Forward-Looking Statements...............................19
The Spin-Off................................................................20
Capitalization..............................................................23
Dividend Policy.............................................................23
Selected Consolidated Financial Data........................................24
Unaudited Pro Forma Condensed Consolidated Financial Statements.............26
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................................31
Business....................................................................40
Relationship with Ford......................................................70
Management..................................................................79
Security Ownership of Ford and Visteon......................................91
Description of Capital Stock................................................92
Indemnification of Directors and Officers...................................95
Where You Can Find More Information.........................................95
Index to Consolidated Financial Statements.................................F-1

                                    SUMMARY

      This summary highlights information relating to our company and the common stock being distributed in the spin-off. More detailed discussions of this information are contained in this information statement. In some places in this information statement, we have presented pro forma information, adjusted to reflect the terms of our spin-off from Ford and certain changes in our operations as a result of the spin-off. You should read the entire information statement, including the risk factors and our consolidated historical and pro forma financial statements and notes to those statements appearing elsewhere in this information statement.

                                    VISTEON

Our Company

      We are the world's third largest supplier of automotive systems, modules and components, based on our 1999 sales of $19.4 billion or our pro forma 1999 sales of $18.7 billion, according to the latest available industry data. We have become a leader in the global automotive parts industry by capitalizing on the extensive experience we have gained as the largest supplier to Ford, the world's largest producer of trucks and the second largest producer of cars and trucks combined.

      We have been the largest supplier of automotive parts to Ford for most of Ford's history. Ford produces cars and trucks that are marketed and sold under the Ford, Lincoln, Mercury, Volvo, Jaguar and Aston Martin brands. We began using the Visteon name in 1997. Before the spin-off, we have been a division of Ford and, more recently, a wholly-owned subsidiary of Ford. After our spin-off from Ford, we will be an independent supplier. We believe that our independence will enhance our ability to increase sales to non-Ford vehicle manufacturers over time.

      We have developed a sophisticated understanding of the design, engineering, manufacture and operation of the automotive vehicle. We are currently able to supply over 40% of a vehicle's total material cost. We have both extensive technical expertise in a broad range of products and strong systems integration skills, which enable us to provide comprehensive, consumer-oriented solutions for our customers. In recent years, we have placed increasing emphasis on the development of systems and modules with electronic content, in response to consumer demand. We have over 8,900 technical personnel around the world with well-established credentials in technical research and development. In 1999, we began using the Internet both for our supply needs and for the sale of our aftermarket products. We expect that use of the Internet in our business will grow significantly over the next several years.

      In recent years, our goal has been to pursue new business growth opportunities with Ford and non-Ford vehicle manufacturers, or VMs, as well as with non-automotive customers. Although Ford still accounts for a substantial majority of our sales, we sell to 17 of the 20 largest VMs. Our sales to customers other than Ford grew at a compound annual growth rate of 36% between 1997 and 1999, from about $1.2 billion to about $2.3 billion. Non- Ford business as a percentage of our total sales has grown from about 7% to about 12% in that time. In 1999, 38% of the new business we were awarded for delivery in future years was non-Ford business. We have a goal of expanding our non-Ford business to 20% of our sales by 2002. We believe that our spin-off from Ford will facilitate our achievement of this goal.

      We have a broad global presence, with a workforce of over 81,000 and a network of manufacturing sites, technical centers, sales offices and joint ventures located in every major region of the world. About 23.5% of our total 1999 sales were derived from products manufactured outside of the United States. In addition, 39% of the new business we won in 1999 was with customers outside of North America.

      We operate in three business segments and are a leading Tier 1 supplier in two of these segments: Comfort, Communication & Safety and Dynamics & Energy
Conversion:

     o Comfort, Communication & Safety, composed of our climate control systems and interior/exterior systems product groups. Our climate control systems product group produces systems, modules and components in the areas of fluid transport, air handling, heat exchange and compressors. Our interior/exterior systems product group produces systems, modules and components in the areas of cockpits, instrument panels, interior trim and seats, lighting and bumpers, as well as safety and convenience systems such as air bag electronics and voice activated control.

     o Dynamics & Energy Conversion, composed of our energy transformation systems and chassis systems product groups. Our energy transformation systems product group produces systems, modules and components in the areas of energy management, distributed power generation, electrical conversion, and fuel storage and delivery products. Our chassis systems product group produces systems, modules and components in the areas of axle and driveline, steering and chassis products.

     o Glass, composed of our vehicle glazing product group, which produces glass products for Ford and aftermarket customers, and our commercial glass product group, which produces float glass for commercial architecture.

      In addition to our VM sales, we also sell our products to the worldwide aftermarket for replacement and vehicle appearance enhancement parts.

Our Industry

      The automotive parts industry provides systems, modules and components to VMs for the manufacture of new vehicles, as well as to the aftermarket for use as replacement and enhancement parts. Today, suppliers offer their individual component products to VMs and also offer those products in a variety of more fully engineered forms, such as modules, which are groups of component parts arranged in close physical proximity to each other within a vehicle, and systems, which are groups of component parts located throughout the vehicle that operate together to provide a specific vehicle function. We believe global automotive parts industry sales to VMs will be about $500 billion in 2000. In addition to these sales, U.S. automotive aftermarket retail sales are estimated to be over $160 billion in 2000.

      Several key trends have been reshaping the automotive parts industry over the past several years:

     o Shift of Engineering to Suppliers; Increased Emphasis on Systems and Modules Sourcing

     o    Increasing Electronics Integration and Technological Content

     o    Growth in E-Commerce

     o    Increased Emphasis on Speed-to-Market

     o    Globalization of Suppliers

     o    Ongoing Industry Consolidation

     o    Demand for Safe and Environmentally Friendly Products

Our Strategy

      Our objective is to be the world's leading consumer-focused, technology-driven automotive systems company. Whether we are selling to VMs or directly to consumers, we regard the consumer as our ultimate customer. We systematically gather and analyze consumer information that helps us to anticipate new trends and consumer preferences. We then can anticipate our VM customers' needs with regard to new products and help introduce these products to consumers, gaining acceptance for our products. We believe that our extensive global presence and systems capabilities provide us with a substantial competitive advantage as we pursue new business around the world. This is especially true as VMs move to global vehicle platforms, or world cars. We believe that our extensive experience and expertise with Ford also gives us many benefits as we pursue non-Ford business. We believe that our consumer focus, global reach and the following strategies will allow us to capitalize on the industry trends described above and to achieve our objective.

     o Capitalize on Our Core Ford Business. We have been the largest supplier to Ford, the world's largest producer of trucks and the second largest producer of cars and trucks combined, for most of Ford's history. Worldwide, in 1999, we supplied an average of about $2,300 of content on every vehicle that Ford sold. Ford's continued success in the market has earned it four of the top ten vehicles sold in the United States in 1999; we supplied an average of about $2,900 of content per vehicle on those four models. We have a substantial base of awarded business with Ford and we have also entered into a supply agreement with Ford that allows us to secure additional business. In addition, because we have been integrally involved in the design and development of many of Ford's vehicles and we understand Ford's needs, we believe that we are uniquely positioned to work with Ford on future models. We expect that Ford will remain our largest customer for a significant period of time. We have been awarded Ford business of $16.3 billion for 2000, $16.0 billion for 2001, $16.5 billion for 2002, $15.3 billion for 2003 and $13.9 billion for 2004, with additional Ford business for the later years still expected to be awarded. However, our sales to Ford may decline over time.

     o Improve Our Operating Performance. We have implemented a number of initiatives to improve our operating performance on a continuous basis. Reducing costs and streamlining product development and production improves profitability, increases cash flow and frees up capital for investment. We have put in place a disciplined product development process and state-of-the-art computer tools, some of which are proprietary to Visteon, for the design, development and testing of products and systems. These advances have improved our speed-to-market, reduced our development costs and improved our overall quality. We use global procurement to obtain competitive prices for our direct and indirect materials, machinery, equipment and services, as well as for parts we purchase from other suppliers for use in our product offerings. As an independent company, we believe that we will be able to derive significant cost savings through re-sourcing supply contracts from our least competitive suppliers, increased use of Internet procurement and leveraging our scale. In addition to ongoing production improvement actions, we are implementing "lean" cell-based manufacturing for new programs and converting existing production facilities to "lean" where feasible. This approach allows greater flexibility and lower floor space, inventory and investment.

     o Expand Our Non-Ford Business. We have demonstrated our ability to grow our non-Ford business over the past two years. In 1999, about 12% of our sales were to non-Ford customers, up from 7% in 1997. We have a goal of expanding our non-Ford business to 20% of our sales by 2002. We believe that our spin-off from Ford, combined with our technological leadership, systems engineering capability and high quality products, will facilitate achievement of our goal. We have built a new sales and marketing organization, currently at about 100 people and expected to grow to about 125 people by the end of 2000, dedicated to non-Ford accounts. We have recruited account managers from outside of Visteon with extensive automotive industry experience and have established customer-supplier relationships with all of the major VMs. In addition, we have made, and expect to continue making, strategic acquisitions, alliances and joint ventures that give us increased access to non-Ford VMs.

     o Use E-Commerce to Lower Costs and Enhance Sales. The automotive manufacturing business model is in a transition from "push" to "pull," with the goal being a seamless supply chain building cars and trucks to precise consumer specification on demand. The profit opportunity from being on the forefront of this change is substantial, and we have identified what we believe are the major components of this transition and have developed strategies to allow us to capitalize on this transition. Technology-based supply chain management techniques allow us to substantially lower procurement costs, manage inventory and supply chain logistics more efficiently, sell more effectively, and increase the value of our products to consumers.

     o Exploit Our Technology and Systems Engineering Leadership. Consumers are increasingly demanding technology and electronics to make their cars safer, more convenient and more comfortable. We believe that the use of electronics integration and systems engineering to increase the functionality and personalization of products is key to our future success. As VMs increasingly demand systems instead of individual components, we expect to capitalize on that trend. We are one of the few global suppliers able to deliver systems to VMs across a wide array of product areas, with particular expertise in climate control, audio and instrumentation. Together, sales of these three types of systems accounted for $4.7 billion of our sales in 1999. We have extensive experience in engineering complex and interactive vehicle systems, and have a strong technical knowledge of vehicle and user requirements that form the basis for integrating new technologies. Our systems engineering process allows us to quickly interpret and translate customer (VM and consumer) needs to develop innovative systems-based solutions depending on the needs of individual VMs and the aftermarket.

     o Grow Our Aftermarket Business. The aftermarket represents a major opportunity for revenue and earnings growth. The time between design and launch is only a matter of months, as compared to years in the case of new vehicle production, allowing us to increase revenues more quickly. The aftermarket also offers an opportunity to sell higher margin products and improve Visteon's overall returns by leveraging our existing investments in engineering and production. Importantly, the aftermarket serves as a forum for proving consumer acceptance and commercial viability of new high technology product concepts, leading to introduction in the new vehicle market. For example, the success of our rear seat entertainment system in the aftermarket was a key factor in influencing VMs to include it in their new vehicle programs. In addition, as we develop our brands and introduce products in conjunction with leading brands, we expect consumers to increasingly demand our products from VMs and "pull" these products through the supply chain. The aftermarket also serves as a partial diversification of our VM business.

     o Streamline and Focus Our Product Portfolio. While having a broad portfolio remains important to our success, we believe that our spin-off from Ford will give us the flexibility and opportunity to focus our investment and technical resources in high growth, strategic and high margin areas. We intend to invest in those businesses that fit our strategic vision and focus on electronics and systems integration, while exploring every opportunity to address low return operations. In addition, we intend to pursue strategic acquisitions and alliances that complement or fill gaps in our product portfolio, enhance our design, engineering and manufacturing capabilities and increase our access to new markets and customers.

                                   ----------

      We were incorporated in Delaware as of January 1, 2000. References in this information statement to "Visteon," "we," "our" and "us" collectively refer to Visteon Corporation and its consolidated subsidiaries. Our principal executive offices are located at 5500 Auto Club Drive, Dearborn, Michigan 48126, and our telephone number is (800) VISTEON. We maintain an Internet site at http://www.visteon.com. Our website and the information contained on that site, or connected to that site, is not incorporated into this information statement. Visteon] is a registered trademark, and Carlite(R), ClimatePro(TM), RoadFx(TM), NavMate(R) and the Visteon logo are trademarks of Visteon. Ford(R), Lincoln(R), Mercury(R), Volvo(R), Jaguar(R)and Aston Martin(R) are all registered trademarks owned by or licensed to Ford or its subsidiaries. Each trademark, trade name or service mark of any other company appearing in this information statement belongs to its holder.

                                 THE SPIN-OFF

      The following is a brief summary of the terms of the spin-off.

Distributing Company................   Ford Motor Company. After the spin-off,
                                       Ford will not own any shares of our
                                       stock.

Spun-Off Company....................   Visteon Corporation, currently a
                                       wholly-owned subsidiary of Ford. After
                                       the spin-off, Visteon will be an
                                       independent public company.

Securities to Be Distributed........   __________ shares of Visteon common
                                       stock, which is all of the shares of
                                       Visteon common stock owned by Ford.
                                       Immediately after the spin-off, we
                                       estimate that about ___ stockholders of
                                       record will hold shares of our common
                                       stock, although some of the shares may
                                       be registered in the name of a single
                                       stockholder who represents a number of
                                       stockholders.

Distribution Ratio..................   ____ shares of our common stock for
                                       each share of Ford common or Class B
                                       stock that you hold at the close of
                                       business on ____________, 2000, the
                                       record date for the spin-off.

Record Date.........................   ___________, 2000 (close of business).

Spin-Off Date.......................   ___________, 2000

Distribution Agent..................   First Chicago Trust Company of New
                                       York, which is the registrar and
                                       transfer agent for Ford common stock and an affiliate of EquiServe Trust
                                       Company, N.A. (the registrar and
                                       transfer agent for Visteon common stock)

New York Stock Exchange Symbol......   VC

Trading Market......................   Before ____, 2000, there was no trading
                                       market for our common stock.  On that
                                       date, trading of shares of our common
                                       stock on a "when issued" basis began.

Tax Consequences....................   Ford has received an opinion of Davis
                                       Polk & Wardwell to the effect that the
                                       spin-off should be tax-free to Ford and
                                       its stockholders for U.S. federal
                                       income tax purposes.  See "The
                                       Spin-Off--Material Federal Income Tax
                                       Consequences of the Spin-Off" for a
                                       more detailed description of the
                                       federal income tax consequences of the
                                       spin-off.

Book-Entry Shareholding.............   Ford common and Class B stockholders
                                       will receive ____ shares of Visteon
                                       common stock for each share of Ford
                                       common or Class B stock they held at
                                       the close of business on ________, 2000
                                       (the record date for the spin-off).  On
                                       or shortly after the __________, 2000
                                       distribution date:

                                       o  holders of record of _____ or more
                                          shares of Ford common and Class B
                                          stock on the record date will have
                                          credited to a book-entry account
                                          established for them by, and
                                          maintained at, EquiServe Trust
                                          Company, N.A. (the registrar and
                                          transfer agent for Visteon common
                                          stock) their proportionate number of
                                          shares of Visteon common stock;

                                       o  holders of record of fewer than _____
                                          shares of Ford common and Class B
                                          stock on the record date, which would
                                          entitle them to receive less than one
                                          whole share of Visteon common stock,
                                          will receive a check for the cash
                                          value of any such fractional shares;
                                          and

                                       o  beneficial owners of Ford common and
                                          Class B stock on the record date
                                          should have credited to their
                                          brokerage, custodian or similar
                                          account through which they own their
                                          Ford stock, their proportionate number
                                          of shares of Visteon common stock or
                                          cash in lieu of a fractional share of
                                          Visteon common stock.

Relationship Between Visteon and
      Ford After the Spin-Off.......   Ford will remain our largest customer
                                       for the foreseeable future.  We and
                                       Ford have entered into a supply
                                       agreement and other agreements
                                       described in the section entitled
                                       "Relationship with Ford." We and Ford
                                       may enter into additional or modified
                                       agreements, arrangements and
                                       transactions after the spin-off, which
                                       will be negotiated at arm's length.

Our Management and Management
      Compensation After the Spin-Off  The compensation, awards and other benefits payable to selected members of
                                       management after the spin-off are
                                       described in "Management."

                                   ----------

       You should carefully read the "Risk Factors" beginning on page 11.

      If you have any questions relating to the spin-off, you should contact EquiServe Trust Company, N.A. at:

      Visteon Shareholder Services
      EquiServe Trust Company, N.A.
      P.O. Box 2747
      Jersey City, NJ 07303-2747
      Tel: (877) 881-5962 (within U.S. and Canada)
      Tel: (201) 536-8058 (outside U.S. and Canada)
      Fax: (201) 222-4177
      E-mail: visteonteam@equiserve.com

      After the spin-off, if you are a stockholder of Visteon and have questions relating to the spin-off, you can contact us directly. Our contact information is:

      Visteon Corporation
      5500 Auto Club Drive
      Dearborn, MI 48126
      Tel: (800) 311-8608
      Fax: (313) 390-1877
      Attention: Investor Relations


      No action is necessary for you to receive the shares of our common stock to which you are entitled in the spin-off. You do not need to pay any consideration to Ford or to us, and you do not need to surrender any shares of Ford common or Class B stock to receive your shares of our common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

      The following summary consolidated financial data reflect the historical results of operations and cash flows of the businesses that were part of the Visteon business during each respective period. Our results for 1999 also are presented on a pro forma basis to give effect to the spin-off and the terms of our separation from Ford. See "Unaudited Pro Forma Condensed Consolidated Financial Statements" for additional discussion of these pro forma adjustments.

                                                                                 Year Ended December 31,
                                                 -----------------------------------------------------------------------------------
                                                   Pro Forma
                                                     1999       1999            1998            1997            1996          1995
                                                 ----------   --------       --------        ---------       ---------     ---------
                                                             (in millions, except per share amounts, percentages and as noted)
Statement of Income Data:
Sales...........................................  $ 18,676   $ 19,366        $ 17,762        $ 17,220        $ 16,497      $ 15,115
Operating income ...............................       539      1,189           1,134             851             620           273
Net income......................................       291        735             703             511             384           164
Basic and diluted earnings per share based on
 _________ shares outstanding...................

Statement of Cash Flows Data:
Cash provided by operating activities...........             $  2,482        $  1,376        $  1,411        $  1,178           n/a
Cash (used in) investing activities.............               (1,453)           (940)           (943)           (996)          n/a
Cash provided by (used in) financing activities.                  290            (234)           (251)           (189)          n/a

Other Financial Data:
Depreciation and amortization...................             $    651        $    565        $    590        $    510      $    459
EBITDA..........................................                1,840           1,699           1,441           1,130           732
Capital spending................................                  876             861             917             969           n/a
Capital spending as a percentage of revenue.....                  4.5%            4.8%            5.3%            5.9%          n/a
After tax return on:
 Sales..........................................                  3.9%            3.9%            3.0%            2.3%          1.1%
 Average assets.................................                  6.9%            7.8%            6.2%            4.9%          n/a
Sales per employee (in thousands)...............             $    244        $    235        $    237             n/a           n/a


                                          At December 31,
                      -------------------------------------------------------
                      Pro Forma
                        1999       1999      1998     1997     1996     1995
                        ----       ----      ----     ----     ----     ----
                                           (in millions)
Balance Sheet Data:
Total assets.......     $10,738   $12,449   $9,373   $8,471   $7,967   $7,510
Total debt.........       2,000     2,319    1,125    1,136    1,136    1,140
Total equity.......       2,316     1,499    1,655    1,204      977      802

      "EBITDA" is defined as income before provision for interest expense and interest income, income taxes, depreciation and amortization, equity in net income of affiliated companies and minority interests. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles, but is presented because we believe it is a widely accepted indicator of our ability to incur and service debt. EBITDA does not give effect to cash used for debt service requirements and thus does not reflect funds available for dividends, reinvestment or other discretionary uses. In addition, EBITDA as presented in this information statement may not be comparable to similarly titled measures reported by other companies.

                                 RISK FACTORS

      You should carefully consider each of the following risks and all of the other information set forth in this information statement. Some of the following risks relate principally to establishing our company as independent from Ford. Other risks relate principally to our business. Finally, we describe risks relating principally to the securities markets and ownership of our stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

      If any of the following risks and uncertainties develop into actual events, this could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our common stock could decline.


  Risk Factors Relating to Establishing Our Company as Independent from Ford

We may not be able to increase our non-Ford sales as expected

      We cannot assure you that we will increase our non-Ford sales as we expect after our spin-off from Ford. We believe that some of Ford's competitors have been concerned that awarding contracts to us would benefit Ford and that Ford might obtain access, through us, to confidential information regarding their vehicle design and manufacturing processes. Although Ford will be divesting its ownership of Visteon in the spin-off, Ford will remain our largest customer for a significant period of time and we will continue to have a variety of contractual relationships with Ford, including the supply agreement. We also have limited experience at winning business with non-Ford customers. Accordingly, we cannot assure you as to the amount or timing of our sales to non-Ford customers.

      Even if we successfully increase our sales to non-Ford customers, these sales, if any, will likely not be realized for several years because the vast majority of VM parts purchases are sourced at least several years in advance of production.

      In addition, because we have historically operated as a division of Ford, substantially all of our existing contracts with our non-Ford customers were signed by Ford, not Visteon, and require the consent of the customer in order to assign or transfer the contract, including from Ford to Visteon. Although we have had discussions with all of our major non-Ford customers regarding our spin-off from Ford, we do not currently intend to seek consent from these customers to the assignment from Ford to us of their existing contracts or to enter into replacement contracts; we intend to continue to perform under these contracts as if they were made with us.

Our ability to streamline and focus our product portfolio is limited by contractual restrictions

      We have entered into agreements with our largest unions that, as a practical matter, restrict our ability to eliminate product lines, close plants and divest businesses. These agreements also can limit our ability to change local work rules and practices at a number of our facilities. In addition, in connection with our spin-off from Ford, we have entered into a tax sharing agreement with Ford that contains restrictive covenants, including limits on our ability to make acquisitions or divestitures. These covenants generally expire two years after the spin-off. All of these restrictions could, individually or in the aggregate, have a material adverse effect on the conduct of our business and our ability to pursue our business objectives.

We may be unable to increase our competitiveness because of our labor arrangements

      As part of the Ford UAW master collective bargaining agreement, Ford and the UAW have agreed that (i) all UAW-represented employees working at Visteon facilities covered by that agreement as of ____________, 2000 will remain Ford employees indefinitely and will continue to be covered under the Ford UAW agreement, (ii) Visteon will continue to use the services of these employees and, in some circumstances, other Ford UAW employees who transfer to our facilities, and (iii) Visteon will adopt a collective bargaining agreement for hourly employees hired into these UAW-represented facilities after ___________, 2000 that closely reflects the Ford UAW agreement and the next two master agreements between Ford and the UAW. In addition to guaranteeing Ford wage and benefit levels, the terms of the Ford UAW agreement provide for significant employment security. Under an agreement between Ford and us, we have agreed to reimburse Ford for the costs of the Ford employees working in our facilities, including amounts (limited to $50 million per year in each of 2000-2004) for profit sharing based on Ford's profits. Our reimbursement obligations apply to all these employees even if we do not need or utilize all of them for any reason, including if we lose business from Ford or another VM. See "Relationship with Ford--Hourly Employee Assignment Agreement."

      We also have agreed with the UAW that all new hourly employees hired into our UAW-represented facilities covered by the Ford UAW agreement after ___________, 2000 and during the term of the current four-year Ford UAW agreement and the terms of the next two master agreements between Ford and the UAW will, for the duration of their employment with and retirement from Visteon, receive wages, benefits and other terms and conditions of employment that closely reflect those required to be provided from time to time by Ford to its UAW-represented employees.

      In Europe, all Ford employees working in Visteon facilities have become our employees. We have agreed that for the duration of their employment with and retirement from us, we will provide these employees with wages, benefits and other terms and conditions of employment that closely reflect what Ford provides to its employees in the respective countries.

      Our hourly employee compensation costs resulting from these arrangements could have a material impact on our results of operations or financial condition.

Neither our historical financial information nor our pro forma financial information may be representative of our results as a separate company

      The historical financial information included in this information statement may not be representative of our results of operations, financial position and cash flows had we operated as a separate, stand-alone entity during the periods presented or of our results of operations, financial position and cash flows in the future. This is because:

     o in preparing this information, we have made adjustments and allocations because Ford did not account for us as, and we were not operated as, a stand-alone business for all periods presented;

     o the information does not reflect many changes that will occur in our funding and operations as a result of our spin-off from Ford;

     o a pricing letter we have entered into with Ford requires a one-time 5% price reduction on products that we were supplying to Ford as of January 1, 2000 based on a market pricing review conducted by Ford and us; the pricing letter also requires productivity price adjustments in each of 2000, 2001, 2002 and 2003; we and Ford have agreed on a 3.5% productivity price reduction for 2000 on such products, which is consistent with (i) price reductions between Visteon and Ford in prior years and (ii) the amount of annual productivity improvement that Ford generally expects from its other Tier 1 suppliers; although the pricing letter contains a methodology for calculating price adjustments in 2001, 2002 and 2003 (see "Relationship with Ford -- Supply Agreement and Related Pricing Letter"), we cannot predict what future annual price reductions we will be required to provide to Ford; and

     o we are unable to predict the level of future price reductions that may be imposed upon us by non-Ford vehicle manufacturers.

We cannot assure you that the adjustments and allocations we have made in preparing our historical consolidated financial statements appropriately reflect our operations during those periods as if we had in fact operated as a stand-alone entity or what the actual effect of our spin-off from Ford will be.

Most of our management may have conflicts of interest because of their ownership of Ford stock

      Most of our management own Ford stock and/or options to purchase Ford stock because of their current or prior relationships with Ford. This ownership could create, or appear to create, potential conflicts of interest when our executive officers are faced with decisions that could have different implications for our company and Ford. Our board will consist of a majority of directors who are independent from both Ford and Visteon. See "Management."

Provisions in our supply agreement with Ford could delay or prevent a change in control of our company, including an acquisition of our company, which could adversely affect the price of our common stock

      Our supply agreement with Ford may be terminated by Ford if 35% or more of our company becomes owned or controlled by a competitor of Ford in the business of manufacturing automotive vehicles. Termination of the supply agreement, upon which we rely for a substantial portion of our future sales, would likely have a material adverse effect on our company. We have also entered into an agreement providing for us to indemnify Ford for tax liabilities arising out of a change in control of Visteon that occurs within two years of the spin-off. A change in control could subject Ford to material tax liabilities in connection with the spin-off; our indemnification of Ford for these amounts would likely be material to our financial condition and results of operations.

                     Risk Factors Relating to Our Business

We are dependent on Ford's continued success and on maintaining our current business and winning future business with Ford

      We are highly dependent on Ford as our largest customer. Ford accounted for about 88%, 92% and 93% of our total sales in 1999, 1998 and 1997, respectively. We expect that Ford will continue to be our largest customer for the foreseeable future, and, therefore, for the foreseeable future any changes in Ford's sales volume will have a significant impact on our sales volumes. In addition, our ability to realize future sales to Ford is subject to a number of risks. These risks include uncertainties relating to our business under the supply agreement that we have entered into with Ford. In addition, the uncertainties that we identify in this information statement as being generally applicable to supplier-customer relationships in our industry will be heightened in the case of our relationship with Ford because it is our largest customer. Accordingly, we cannot assure you as to the amount of our future business with Ford.

      Under our supply agreement with Ford, all of our existing purchase orders with Ford as of January 1, 2000 will remain in effect at least through the end of 2003, subject to Ford's right to terminate any particular purchase order if we fail to maintain certain performance standards. The supply agreement also requires Ford to offer us the opportunity to supply on competitive terms the first replacement cycle of existing product programs. When bidding on this replacement business, other suppliers' bids may include offers of substantial price reductions to Ford on these products or new technologies that Visteon does not offer. To the extent we cannot match these terms or product offerings, we may not win the replacement business.

Our gross margins will be adversely affected if we are unable to offset all of the price reductions we must provide to Ford or other customers

      VMs are applying substantial and continuing pressure on suppliers like Visteon to reduce the price of suppliers' products. As a result, we are forced to reduce prices both in the initial bidding process and during the term of the contractual arrangements. During the terms of the current UAW contract and the next two renewals, we will be restricted in our ability to significantly reduce our UAW labor costs from period-to-period. We cannot assure you that we will be able to generate cost savings and operational improvements in the future sufficient to offset required price reductions and price reductions necessary to win additional business. As a result, our gross margins could be adversely affected. Alternatively, if we are unwilling to reduce our margins to win business, our products may not be priced competitively, and this may reduce our sales and have an adverse effect on our results of operations.

      VMs often seek further price reductions on existing contracts with a supplier in the context of awarding new business to that supplier. In addition, our ability to pass increased raw material costs on to our customers is limited, with cost recovery generally less than 100% and often on a delayed basis.

Our business may be adversely impacted by work stoppages at our facilities or those of our principal customers

      We may experience work stoppages at our facilities. As of December 31, 1999, about 75% of our hourly workforce was represented by about 29 unions, including the UAW, which is our largest union. It is likely that our hourly workforce will remain highly unionized for the foreseeable future. A work stoppage at one or more of our plants may have a material adverse effect on our business.

      If one or more of our customers, particularly Ford, experiences a material work stoppage, that customer may halt or limit purchases of our products. This could cause us to shutdown production facilities relating to those products, which could have a material adverse effect on our business.

We may be unable to realize our business strategy of improving our operating performance

      We continue to implement several important strategic initiatives designed to improve our operating performance. We cannot assure you that we will be able to successfully implement or realize the expected benefits of any of these initiatives or that we will be able to sustain any improvements we have made. In addition, the Ford UAW agreement may limit our ability to improve our operating performance. If we are not successful at these initiatives, this would have a material adverse effect on our business, particularly because we rely on these initiatives to offset pricing pressures from our customers. These initiatives are subject in many cases to participation by labor unions and other third parties, including Ford.

We may incur unrecovered costs relating to engineering expenses and may incur additional substantial costs for new tooling expenses

      As VMs have looked to suppliers to bear increasing responsibility for the design, engineering and manufacture of automotive systems, they have systematically shifted both financial risk and potential liability associated with those systems to the suppliers as well. This trend is likely to continue, and is most evident in the areas of engineering cost reimbursement, sharing of product warranty and recall costs and product liability. More recently, VMs have discussed the possibility of also shifting to suppliers costs and risks related to program tooling.

      New vehicle programs require significant up-front investments in engineering, design and tooling. Historically, these investments were fully reimbursed by the VM. Over the past few years, VMs have moved away from lump sum reimbursement of engineering expenses toward reimbursement of such expenses on a per component, or piece price, basis. Because this form of reimbursement requires the supplier to recoup its investment in engineering and tooling through anticipated component sales, piece price reimbursement has the effect of delaying reimbursement and shifting volume risk associated with the vehicle program from the VM to the supplier.

      Recently, VMs have begun discussions with their suppliers to similarly shift costs of program tooling. Traditionally, VMs have fully reimbursed suppliers for, and retained ownership of, all tooling relating to their vehicle programs. The VMs' strategy to transfer ownership and costs of tooling of suppliers represents a material change in the way suppliers have historically conducted business with the VMs. Specifically, Ford has informed us that it desires to cease reimbursing us (as well as other Tier 1 suppliers) for tooling in connection with products produced for Ford. With respect to other Ford-owned tooling, Ford has agreed that we will be treated in accordance with Ford's global terms and conditions, to be treated by Ford as any other third party supplier, and in accordance with customary practice. To the extent that we are required to accept revised tooling terms, we will, as in the case of engineering expenses, assume volume and cancellation risks associated with that investment. Furthermore, while we would hope to recover our tooling investment through component piece pricing over the life of the program, we have no guarantee that this piece price reimbursement formula will properly reflect our cost of capital over the life of the program. The need to finance this additional tooling could have a material impact on our liquidity. In addition, we would be required to amortize the cost of this tooling over a relatively short time, generally three to five years.

Our business is highly cyclical and would be adversely impacted by a downturn in economic conditions

      Almost all of our business is directly related to automotive sales and production by our customers, which are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences. Because a large portion of our costs are fixed, as opposed to variable, we are particularly susceptible to cyclical declines in demand for our products. The global economy, in particular the United States economy, where the majority of our sales are concentrated, has been expanding at a rapid rate in recent years. This expansion has created increased consumer income and wealth, which generally leads to increased automobile purchases. If the economy in any of our major markets were to experience a slowdown or a downturn, this would likely result in reduced demand for automobiles and cause our customers to reduce their automotive production, which would have a material adverse effect on our business.

We may be unable to compete favorably in the highly competitive automotive parts industry

      We compete with a number of automotive parts suppliers that produce systems, modules and components for sale to VMs and in the aftermarket as replacement parts. Most of our competitors have lower cost structures, particularly with respect to wages and benefits, than our company. They may also be more able to close underperforming facilities or otherwise rationalize their operations. In addition, there is no contractual prohibition preventing Ford from competing with us in the future.

      Recently, Ford, General Motors Corporation and DaimlerChrysler Corporation announced an initiative to establish an Internet-based marketplace for most, if not all, of their purchases. It is likely that other major VMs will join this marketplace or announce competing initiatives. Although relatively little automotive parts purchasing is currently conducted via the Internet, it is likely that it will increase in the future. The VMs believe that these initiatives will lead to increased competition among automotive parts suppliers. If these or other initiatives do increase competition and lower the prices VMs are willing to pay for automotive parts, this could have a significant material adverse effect on our business and results of operations. We cannot assure you that we will be able to compete favorably or that increased competition in our markets will not have a material adverse effect on our business.

We may be unable to realize all of the sales represented by our awarded business

      The realization of future sales from awarded business with any VM is subject to a number of important risks and uncertainties, including the following:

     o the volume of vehicle models and specific vehicle options actually produced by the VM which, in turn, are subject to a number of significant risks outlined below;

     o the determination by the VM to delay or cancel a particular vehicle program for which it has sourced business with the supplier or to change the option mix within the program;

     o the VM's contractual right to replace the supplier throughout the duration of the contract for a variety of reasons, including if the supplier does not remain competitive in terms of quality, service, design, technology and, in some circumstances, price;

     o the VM's contractual right to terminate the contract altogether; although this right varies by contract, some contracts, generally shorter-term purchase orders, are terminable by the VM at any time for any reason;

     o the VM's decision to redesign a vehicle model and not to select the initial supplier to supply any or all of the same parts it was providing on the previous vehicle model; and

     o product pricing, including price reductions on existing contracts negotiated in connection with the VM's sourcing of new business with the supplier.

      The actual production volumes and option mix of vehicles produced by VM customers depend on a number of factors that are beyond a supplier's control. These include:

     o    general economic conditions;

     o    consumer preferences for particular vehicles or vehicle features;

     o labor difficulties or work stoppages and any related recoveries of production; and

     o    capital planning and other factors specific to a particular VM.

Economic and other conditions in international markets may affect demand for our products and our results of operations

      We have substantial manufacturing operations in different regions of the world. In addition, we sell our products to vehicle manufacturers and other customers around the world, and the automobiles in which our products are assembled are sold in different regions of the world. In 1999, we derived about 23.5% of our sales from international operations. Economic and other conditions may vary from region to region. Operations in international markets also present increased risks, such as:

     o currency exchange fluctuations, which may directly affect our operations or result in currency translation impacts on our financial results;

     o    inflationary economies;

     o in some countries where we operate, economic and monetary conditions or legal restrictions could affect our ability to convert our earnings to United States dollars or to remove funds from those countries;

     o tax consequences resulting from repatriating funds to the United States from other countries;

     o    the need to comply with a variety of foreign laws and regulations; and

     o potential difficulties in enforcing intellectual property rights in certain foreign countries.

      We cannot assure you that we will be successful in managing these risks. An important part of our strategy is to be able to supply products worldwide for vehicle manufacturers' global platforms; this may increase our risks. If we are not successful in managing these risks, this could have a material adverse effect on our international operations or our business as a whole.

We may incur material losses and costs as a result of product liability claims that may be brought against us, or as a result of product recalls

      We face an inherent business risk of exposure to product liability claims in the event that the failure of our products results, or is alleged to result, in property damage, bodily injury and/or death. We cannot assure you that we will not experience any material product liability losses in the future or that we will not incur significant costs to defend these claims. We are currently covered by Ford's insurance against product liability claims; this coverage will continue until the spin-off. We expect to purchase product liability insurance coverage, to be effective at the time the Ford coverage ceases. However, we cannot assure you that this coverage will be adequate for liabilities ultimately incurred or that it will continue to be available on terms acceptable to us. In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall involving those products. Each VM has its own policy regarding product recalls and other product liability actions relating to its suppliers.

However, as suppliers become more integrally involved in the vehicle design process and assume more vehicle assembly functions, VMs are increasingly looking to their suppliers for contribution when faced with product recalls or product liability claims. A successful claim brought against us in excess of our available insurance coverage or a requirement to participate in a product recall may have a material adverse effect on our business.

      In connection with our spin-off from Ford, we will have responsibility for product liability claims and product recalls involving our products used in 1997 and later model year Ford vehicles as described in "Relationship with Ford -- Master Transfer Agreement -- Division of Liabilities."

We may incur material product warranty costs

      Currently, VMs customarily absorb the cost of warranty claims arising under and during the specific base warranty offered to consumers. For vehicles sold in the United States, this base warranty period, depending on the vehicle model, generally ranges from 3 years or 36,000 miles to 5 years or 60,000 miles, in each case, whichever comes first. Under its agreements with VMs, Visteon is responsible for claims arising from abnormal base warranty experience traceable to specific components or systems manufactured, supplied or assembled by Visteon. Abnormal base warranty claims are those that are in excess of those projected by VMs. These projections are customarily based on experience with earlier product models or contemporaneous experience with a similar product type supplied by another supplier. In some cases, we and the VM may agree on a sharing arrangement with respect to abnormal warranty claims. We do not have increased exposure for extended warranty coverage purchased by consumers.

      VMs are increasingly requiring their outside suppliers to guarantee or warrant their products and to bear the costs of repair and replacement of those products under new vehicle base warranties. Because this is a new trend in our industry and we have only limited experience in this regard, we cannot assure you that our costs associated with providing product warranties will not be material.

      In connection with our spin-off from Ford, we will have responsibility for warranty claims involving our products used in 1997 and later model year Ford vehicles as described in "Relationship with Ford -- Master Transfer Agreement -- Division of Liabilities."

We may be adversely affected by environmental liabilities or environmental and safety regulations

      We are subject to the requirements of federal, state and local environmental and occupational safety and health laws and regulations in the United States and other countries. In addition to the sites that have been transferred to us and our operation of those sites, we are responsible or may be responsible for remediation at several third party disposal or treatment facilities to which we are alleged to have contributed wastes or which we have agreed to remediate pursuant to the superfund regulations. We cannot assure you that we have been or will be at all times in complete compliance with all of these requirements or that we will not incur material costs or liabilities in connection with these requirements or in connection with remediation at Visteon-owned sites or third party sites where it has been alleged that Visteon has liability, in excess of amounts we have reserved. In addition, these requirements are complex, change frequently and have tended to become more stringent over time, and we cannot assure you that these requirements will not change in the future in a manner that could have a material adverse effect on our business. We have made and will continue to make capital and other expenditures to comply with environmental requirements.


                   Risk Factor Relating to Securities Markets

Our stock price may fluctuate significantly following the spin-off

      Before _______, 2000, there was no public market for our common stock. On that date, trading of shares of our common stock on a "when issued" basis began. Our common stock trades on the New York Stock Exchange under the symbol "VC."

      After the spin-off, trading prices for our common stock will be established by the public markets - we have not established a price for the common stock. An active trading market may not develop or be sustained in the future.

      We cannot predict the prices at which our common stock may trade after the spin-off. The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

     o our business profile may not fit the investment objectives of Ford stockholders, causing them to sell our shares after the spin-off; this is particularly true of Ford stockholders who hold Ford stock based on its inclusion in the S&P 500 Index - we have been advised that it is unlikely that our common stock will be included in the S&P 500 Index

     o    actual or anticipated fluctuations in our operating results

     o changes in earnings estimated by securities analysts or our ability to meet those estimates

     o the operating and stock price performance of other comparable companies

     o    overall market fluctuations

     o developments in and publicity regarding the automotive industry, the automotive parts industry or any of our significant customers, particularly Ford

     o    economic conditions

      In particular, the realization of any of the risks described in these "Risk Factors" could have a significant and adverse impact on the market price of our common stock. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our actual performance.

                  SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

      We have made forward-looking statements in this information statement, including the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, benefits resulting from our spin-off from Ford, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "will," "should" or the negative of these terms or similar expressions.

      Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this information statement.

      The risk factors discussed in "Risk Factors" could cause our results to differ materially from those expressed in forward-looking statements. There may also be other risks that we are unable to predict at this time.

                                  THE SPIN-OFF

Reasons for the Spin-Off

      In January of this year, Ford announced as one of its milestones the goal for Visteon to achieve independence. Ford has concluded that the spin-off is in the best interests of Ford, the Visteon business and Ford stockholders, because:

     o as an independent company, Visteon will be better able to pursue business with non-Ford customers

     o    it will reduce Ford's automotive assets and capital requirements

     o it will provide Visteon's management increased strategic flexibility and decision-making power, including the ability to manage Visteon's product portfolio over the long-term based on Visteon's own strategic objectives

     o having two separate public companies will enable the financial markets to evaluate each company more effectively, thereby maximizing stockholder value over the long term for both Ford and Visteon

     o separate management and ownership structures for Visteon will provide incentives to Visteon's management and direct accountability to public investors

     o a spin-off allows Visteon to achieve independence in the shortest possible time

The Separation of Visteon from Ford

      We are currently a wholly-owned subsidiary of Ford. We were incorporated in Delaware as of January 1, 2000 in preparation for our spin-off from Ford. Ford has contributed or otherwise transferred to us generally all of the assets, and we have assumed generally all of the liabilities, comprising the Visteon business. We call this transfer of assets and assumption of liabilities the "separation." We and Ford have agreed to transfer legal title to any remaining assets and any remaining liabilities of the Visteon business not transferred prior to the spin-off, most of which are foreign assets and liabilities subject to regulatory and other delays, as soon as practicable. In the interim, we will operate and receive the economic benefits of (and bear the economic burdens of) these assets. These assets are not, individually or in the aggregate, material to our company. The information included in this information statement, including our consolidated financial statements, assumes the completion of all of these transfers.

Description of the Spin-Off

      Ford will effect the spin-off on or about ____________, 2000 by distributing on a pro rata basis all the shares of Visteon common stock that it owns (__________ shares) to holders of record of Ford common or Class B stock at the close of business on ___________, 2000, the record date for the spin-off. The shares of our common stock will be validly issued, fully paid and nonassessable, and the holders of these shares will not be entitled to preemptive rights. See "Description of Capital Stock."

      Based on the total number of shares of Ford common and Class B stock outstanding at the close of business on the record date for the spin-off (________ shares), each record holder of Ford common or Class B stock will receive _____ shares of our common stock for each share of Ford common or Class B stock held at the close of business on the record date.

      As part of the spin-off, we will be adopting a book-entry share transfer and registration system for our common stock. Instead of receiving physical share certificates, registered holders of _______ or more shares of Ford common or Class B stock on the record date, will have their shares of Visteon common stock distributed on the date of the spin-off credited to book-entry accounts established for them by EquiServe. EquiServe will mail an account statement to each such registered holder stating the number of shares of Visteon common stock credited to the holder's account. After the spin-off, any holder may request:

     o a transfer of all or a portion of their Visteon shares to a brokerage or other account

     o receipt of one or more physical share certificates representing their Visteon shares

      Registered holders of fewer than ______ shares of Ford common and Class B stock on the record date, which would entitle them to receive less than one whole share of Visteon common stock, will receive cash in lieu of fractional shares. EquiServe will aggregate all of these fractional shares and sell them in the open market at then prevailing prices on behalf of these holders. These holders will receive cash payments in the amount of their proportionate share of the total sale proceeds from the sale of the aggregated fractional shares, based upon the average gross selling price per share of Visteon common stock. See "--Material Federal Income Tax Consequences of the Spin-Off." Ford will bear the cost of commissions incurred in connection with these sales. We anticipate that these sales will occur as soon after the date of the spin-off as practicable. None of Ford, Visteon or EquiServe will guarantee any minimum sale price for the fractional shares of Visteon common stock. Neither we nor Ford will pay any interest on the proceeds from the sale of fractional shares.

      If you become a registered holder of our common stock in connection with the spin-off and you prefer to receive one or more physical share certificates representing your shareholding of our common stock, you will receive one or more certificates for all whole shares of Visteon common stock and, if applicable, cash for any fractional interest. EquiServe will mail you certificates representing your proportionate number of whole shares of our common stock as soon after the date of request as practicable.

      For those holders of Ford common or Class B stock who hold their shares through a broker, bank or other nominee, EquiServe will credit the shares of our common stock to the accounts of those nominees who are registered holders, who, in turn, will credit their customers' accounts with our common stock. We and Ford anticipate that brokers, banks and other nominees will generally credit their customers' accounts with Visteon common stock on or shortly after ___________, 2000.

Material Federal Income Tax Consequences of the Spin-Off

      In the opinion of Davis Polk & Wardwell the following is an accurate summary of the material U.S. federal income tax consequences relating to Visteon's spin-off from Ford. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, and interpretations of the Code and the Treasury regulations by the courts and the IRS, in effect as of the date of this information statement. This summary does not discuss all the tax considerations that may be relevant to Ford stockholders in light of their particular circumstances, nor does it address the consequences to Ford stockholders subject to special treatment under the U.S. federal income tax laws (such as tax-exempt entities, non-resident alien individuals and foreign corporations, foreign trusts and estates and beneficiaries thereof). In addition, this summary does not address the U.S. federal income tax consequences to those Ford stockholders who do not hold their Ford common or Class B stock as a capital asset. Finally, this summary does not address any state, local or foreign tax consequences. Ford stockholders are urged to consult their own tax advisors as to the particular tax consequences to them of the spin-off and of the ownership and disposition of Visteon common stock, including the application of state, local and foreign tax laws and any changes in U.S. federal tax laws that occur after the date of this information statement.

      For U.S. federal income tax purposes, the spin-off should qualify under
Section 355 of the Code as a tax-free distribution to Ford stockholders (except with respect to cash received in lieu of fractional Visteon shares) and should be tax-free to Ford. Assuming the spin-off qualifies under Section 355 of the Code as a tax free distribution: (i) no gain or loss will be recognized by (and no amount will be included in the income of) Ford stockholders upon their receipt of shares of Visteon common stock in the spin-off; (ii) any cash received in lieu of fractional share interests in Visteon will give rise to gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the fractional share interests (determined as described below), and such gain or loss will be capital gain or loss if the Ford stock on which the distribution is made is held as a capital asset on the date of the spin-off; (iii) the aggregate basis of the Ford stock and the Visteon common stock in the hands of each Ford stockholder after the spin-off (including any fractional interests to which the stockholder would be entitled) will equal the aggregate basis of Ford stock held by the stockholder immediately before the spin-off, allocated between the Ford stock and the Visteon common stock in proportion to the relative fair market value of each on the date of the spin-off; and (iv) the holding period of the Visteon common stock received by each Ford stockholder will include the period during which the stockholder has held the Ford stock on which the distribution is made, provided that the Ford stock is held as a capital asset on the date of the spin-off.

      U.S. Treasury regulations require each stockholder that receives stock in a spin-off to attach to the stockholder's U.S. federal income tax return for the year in which the spin-off occurs a detailed statement setting forth certain information relating to the tax-free nature of the spin-off. Shortly after the spin-off, Ford will provide stockholders who will receive Visteon shares in the spin-off with the information necessary to comply with that requirement.

You should consult your tax adviser regarding the particular federal, foreign, state and local tax consequences of the spin-off to you.

      For a description of the agreements under which we and Ford have provided for tax sharing and other tax matters, see "Relationship with Ford--Tax Sharing Agreement."

                                 CAPITALIZATION

      Set forth below is the pro forma capitalization of Visteon as of December 31, 1999, adjusted to give effect to the spin-off and the terms of our separation from Ford, as more fully described in "Unaudited Pro Forma Condensed Consolidated Financial Statements" beginning on page 26.

                                                           Pro Forma
                                                        At December 31,
                                                              1999
                                                        ----------------
                                                         (in millions)
Cash and cash equivalents..........................        $     700
                                                           =========
Debt payable within one year.......................        $     764
Long-term debt.....................................            1,236
                                                           ---------
     Total debt....................................        $   2,000

Common stock and additional paid in capital........            2,383
Accumulated other comprehensive income.............              (67)
                                                           ---------
     Total equity..................................            2,316
                                                           ---------
          Total capitalization.....................        $   4,316
                                                           =========


                                 DIVIDEND POLICY

      Our board of directors currently intends to declare quarterly dividends on our common stock, with the first quarterly dividend expected to be $____ per share, or a rate of $___ per share annually, declared and paid in the _____ quarter of 2000. Our board is free to change our dividend practices at any time, including to increase, decrease or eliminate our dividend. The board will base its decisions on, among other things, general business conditions, our financial results, contractual, legal and regulatory restrictions regarding dividend payments by our subsidiaries and any other factors the board may consider to be relevant.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data reflect the historical results of operations and cash flows that were part of the Visteon business during each respective period. The historical consolidated statement of income data set forth below do not reflect many significant changes that will occur in the operations and funding of our company as a result of our spin-off from Ford. The historical consolidated balance sheet data set forth below reflect the assets and liabilities that were or are expected to be transferred to our company in accordance with the master transfer agreement.

      The selected consolidated financial data should be read in conjunction with, and are qualified by reference to, "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included elsewhere in this information statement. The consolidated statement of income and cash flow data set forth below for each of the three years in the period ended December 31, 1999, and the consolidated balance sheet data as of December 31, 1998 and 1999, are derived from the audited consolidated financial statements included elsewhere in this information statement, and should be read in conjunction with those consolidated financial statements and the accompanying notes. The consolidated statement of income and cash flow data for the year ended December 31, 1996 and the consolidated balance sheet data as of December 31, 1997 are derived from, and qualified by reference to, audited consolidated financial statements which are not included in this information statement. The consolidated statement of income and cash flow data for the year ended December 31, 1995 and the consolidated balance sheet data as of December 31, 1995 and 1996 are derived from unaudited consolidated financial statements not included in this information statement, which in our opinion include all adjustments necessary for a fair presentation of the results for those periods.

      The financial information presented below may not reflect what our results of operations, financial position and cash flows would have been had we operated as a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future.

                                                                             Year Ended December 31,
                                                  ------------------------------------------------------------------------
                                                      1999           1998           1997          1996            1995
                                                  -----------    -----------    ----------     ----------     ------------
                                                      (in millions, except per share amounts, percentages and as noted)
Statement of Income Data:
Sales..........................................   $  19,366      $  17,762      $  17,220      $  16,497      $  15,115
Costs and expenses:
  Costs of sales...............................      17,503         15,969         15,794         15,392         14,359
  Selling, administrative and other
  expenses.....................................         674            659            575            485            483
                                                  ---------      ---------      ---------      ---------      ---------
     Total costs and expenses..................      18,177         16,628         16,369         15,877         14,842
                                                  ---------      ---------      ---------      ---------      ---------
Operating income...............................       1,189          1,134            851            620            273
Interest income................................          79             38             17             16             11
                                                  ---------      ---------      ---------      ---------      ---------
Interest expense...............................         143             82             82             79             69
     Net interest expense......................         (64)           (44)           (65)           (63)           (58)
Equity in net income of affiliated
  companies....................................          47             26             29             47             30
                                                  ---------      ---------      ---------      ---------      ---------
Income before income taxes.....................       1,172          1,116            815            604            245
Provision for income taxes.....................         422            416            305            223             86
                                                  ---------      ---------      ---------      ---------      ---------
Income before minority interests...............         750            700            510            381            159
Minority interests in net income (loss) of
  subsidiaries.................................          15             (3)            (1)            (3)            (5)
                                                  ---------      ---------      ---------      ---------      ---------
Net income.....................................   $     735      $     703      $     511      $     384      $     164
                                                  =========      =========      =========      =========      =========
Basic and diluted earnings per share based on
  ____________ shares outstanding..............   $              $              $              $              $

Statement of Cash Flows Data:
Cash provided by operating activities..........   $   2,482      $   1,376      $   1,411      $   1,178            n/a
Cash (used in) investing activities............      (1,453)          (940)          (943)          (996)           n/a
Cash provided by (used in) financing activities         290           (234)          (251)          (189)           n/a

Other Financial Data:
Depreciation and amortization..................   $     651      $     565      $     590            510      $     459
EBITDA.........................................       1,840          1,699          1,441          1,130            732
Capital spending...............................         876            861            917            969            n/a
Capital spending as a percentage of revenue....         4.5%           4.8%           5.3%           5.9%           n/a
After tax return on:
  Sales........................................         3.9%           3.9%           3.0%           2.3%           1.1%
  Average assets...............................         6.9%           7.8%           6.2%           4.9%           n/a
Sales per employee (in thousands)..............   $     244      $     235      $     237            n/a            n/a

                                       At December 31,
                       -----------------------------------------------
                        1999       1998      1997      1996      1995
                       -------   -------    ------    -------   ------
                                        (in millions)
Balance Sheet Data:
Total assets.......    $12,449    $9,373    $8,471    $7,967    $7,510
Total debt.........      2,319     1,125     1,136     1,136     1,140
Total equity.......      1,499     1,655     1,204       977       802

      "EBITDA" is defined as income before provision for interest expense and interest income, income taxes, depreciation and amortization, equity in net income of affiliated companies and minority interests. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles, but is presented because we believe it is a widely accepted indicator of our ability to incur and service debt. EBITDA does not give effect to cash used for debt service requirements and thus does not reflect funds available for dividends, reinvestment or other discretionary uses. In addition, EBITDA as presented in this information statement may not be comparable to similarly titled measures reported by other companies.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

      These unaudited pro forma condensed consolidated financial statements of Visteon were derived from the application of pro forma adjustments to our consolidated financial statements and give effect to the terms related to our separation and spin-off from Ford. The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 1999 has been prepared as if the spin-off and our separation from Ford had occurred as of January 1, 1999. The unaudited pro forma condensed consolidated balance sheet as of December 31, 1999 has been prepared as if the spin-off and our separation from Ford had occurred as of December 31, 1999.

      The following unaudited pro forma condensed consolidated income statement does not purport to be indicative of what our operations would have been had the spin-off and our separation from Ford taken place on the date indicated. In addition, the following unaudited pro forma condensed consolidated balance sheet does not purport to be representative of what our financial position would have been had the spin-off and our separation from Ford taken place on the date indicated.

      These unaudited pro forma condensed consolidated financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited historical financial statements and the related notes included elsewhere in this information statement.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                               STATEMENT OF INCOME

                      For the Year Ended December 31, 1999
                     (in millions, except per share amounts)


                                                                       Historical    Adjustments    Notes    Pro Forma
                                                                       ----------    -----------    -----    ---------
  Sales ............................................................   $ 19,366       $   (690)      (1)      $ 18,676

  Costs and expenses:
        Costs of sales .............................................     17,503           (146)      (2)
                                                                                             4       (3)        17,361
        Selling, administrative and other expenses .................        674              8       (3)
                                                                                            94       (4)           776
                                                                       --------       --------                --------
            Total costs and expenses ...............................     18,177            (40)                 18,137

  Operating Income .................................................      1,189           (650)                    539

  Interest income ..................................................         79            (44)      (5)            35
  Interest expense .................................................        143             17       (6)           160
                                                                       --------       --------                --------
        Net interest expense .......................................        (64)           (61)                   (125)

  Equity in net income of affiliated companies .....................         47             --                      47
                                                                       --------       --------                --------
  Income before income taxes .......................................      1,172           (711)                    461
  Provision for income taxes .......................................        422           (267)      (7)           155
                                                                       --------       --------                --------
  Income before minority interests .................................        750           (444)                    306
  Minority interests in net income of subsidiaries .................         15             --                      15
                                                                       --------        --------               --------
   Net income ......................................................   $    735       $   (444)               $    291
                                                                       ========       ========                ========

  Basic and diluted earnings per share based on __________ shares
    outstanding ....................................................   $                                      $
                                                                       ========                               ========


 See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

          UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET DATA
                             As of December 31, 1999
                                  (in millions)

                                                        Historical  Adjustments    Notes    Pro Forma
                                                        ----------  -----------    -----    ---------
  ASSETS
  Cash and cash equivalents .........................   $  1,849    $ (1,182)      (8)
                                                                        (812)      (9)
                                                                       1,592      (10)
                                                                        (747)     (11)        $    700
  Accounts and notes receivable - Ford and affiliates      1,578         286       (8)           1,864
  Accounts receivable - other customers .............        613          89       (8)             702
                                                        --------    --------                  --------
   Total receivables ................................      2,191         375                     2,566
  Inventories .......................................        751          --                       751
  Deferred income taxes .............................        110         (30)     (15)              80
  Prepaid expenses and other current assets .........        295        (174)     (12)
                                                                         (19)     (14)             102
                                                        --------    --------                  --------
   Total current assets .............................      5,196        (997)                    4,199
  Equity in net assets of affiliated companies ......        205          --                       205
  Net property ......................................      5,789          --                     5,789
  Deferred income taxes .............................        362        (312)     (15)              50
  Other assets ......................................        897        (333)     (12)
                                                                         (69)     (14)             495
                                                        --------    --------                  --------
   Total assets .....................................   $ 12,449    $ (1,711)                 $ 10,738
                                                        ========    ========                  ========
  LIABILITIES AND EQUITY
  Trade payables - Ford and affiliates ..............   $  1,414    $   (807)      (8)        $    607
  Trade payables - other suppliers ..................      1,736          --                     1,736
                                                        --------    --------                  --------
   Total trade payables .............................      3,150        (807)                    2,343
  Accrued liabilities ...............................      1,211         (87)     (14)           1,124
  Income taxes payable ..............................        153          --                       153
  Debt payable within one year - Ford and affiliates         697        (697)      (9)              --
  Debt payable within one year - other ..............        264         500      (10)             764
                                                        --------    --------                  --------
   Total debt payable within one year ...............        961        (197)                      764
                                                        --------    --------                  --------
   Total current liabilities ........................      5,475      (1,091)                    4,384
  Long-term debt - Ford and affiliates ..............      1,214        (115)      (9)
                                                                      (1,099)     (13)              --
  Long-term debt - other ............................        144       1,092      (10)           1,236
                                                        --------    --------                  --------
   Total long-term debt .............................      1,358        (122)                    1,236
  Other liabilities .................................      3,964      (1,478)     (14)           2,486
  Deferred income taxes .............................        153         163      (15)             316
                                                        --------    --------                  --------
   Total liabilities ................................     10,950      (2,528)                    8,422

  Equity
  Common stock and additional paid in capital .......         --       2,383      (16)           2,383
  Ford's net investment .............................      1,566        (747)     (11)
                                                                        (507)     (12)
                                                                       1,099      (13)
                                                                       1,477      (14)
                                                                        (505)     (15)
                                                                      (2,383)     (16)              --
  Accumulated other comprehensive income ............        (67)         --                       (67)
                                                        --------    --------                  --------
   Total equity .....................................      1,499         817                     2,316
                                                        --------    --------                  --------
   Total liabilities and equity .....................   $ 12,449    $ (1,711)                 $ 10,738
                                                        ========    ========                  ========


  See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      The following pro forma adjustments were made to reflect the terms related to our separation and spin-off from Ford:

(1) Reflects a one-time 5% price reduction, effective as of January 1, 2000, on products that Visteon was supplying to Ford on that date, based on a market pricing review conducted by Ford and Visteon, as described in "Relationship with Ford."

(2) Reflects an adjustment to profit sharing expense incurred in 1999. As described in "Relationship with Ford," Visteon will reimburse Ford for wage, benefit and other costs incurred by Ford related to Visteon-designated employees of Ford covered by the Ford UAW agreement. However, Visteon's liability for profit sharing based on Ford's profits is limited to $50 million per year in each of 2000-2004.

(3) Reflects the estimated incremental expense associated with the agreements between Visteon and Ford regarding employee benefit obligations, as described in "Relationship with Ford" and note 14 below:

                                                           Year Ended
                                                          December 31,
                                                              1999
                                                        ------------------
                                                         (in millions)
Pension-related costs...............................        $   110
Postretirement benefit other than pensions..........            (98)
                                                            -------
 Total..............................................        $    12
                                                            =======
Portion attributable to:
 Costs of sales.....................................        $     4
 Selling, administrative and other expenses.........              8
                                                            -------
 Total..............................................        $    12
                                                            =======

(4) Reflects an estimate of the net incremental selling, administrative and other expenses associated with operating Visteon as a stand-alone company. This estimate mainly represents additional costs for personnel and purchased services such as information technology, human resource administration, legal and corporate communications as well as incremental insurance and risk management costs.

     Although this adjustment is based upon available information and assumptions that management believes are reasonable, Visteon may incur greater than expected selling, administrative and other expenses in connection with operating as a stand-alone company.

     One-time expenses related to Visteon's spin-off from Ford are expected to total $60 million in 2000. Since these expenses are non-recurring, they have not been included in this pro forma adjustment.

(5) Reflects lower interest income due to reductions in Visteon's pro forma cash balance, assuming a 5% annual rate of return after the spin-off from Ford.

(6) Reflects increased interest expense associated with higher average debt levels after the spin-off from Ford. Interest expense has been calculated using an 8% annual interest rate. A 1/8% change to the annual interest rate would change interest expense by about $2.5 million.

(7) Reflects the tax effect of the pro forma adjustments using our historical effective tax rate of 37.5%, which is our estimate of Visteon's stand-alone effective tax rate.

(8) Reflects (i) an $89 million increase in accounts receivable resulting from the discontinuance of sale of receivables to Ford Motor Credit Company,
     (ii) a $286 million increase in accounts receivable from Ford, and a

     $300 million decrease in payables to Ford, resulting from a change in payment terms for transactions between Visteon and Ford primarily in the United States and (iii) a $507 million decrease in payables to Ford related to the one-time payment of certain prepaid health care amounts discussed in note 12 below.

(9) Reflects the repayment of $812 million of debt owed by Visteon subsidiaries to Ford subsidiaries through cash payments from those Visteon subsidiaries to the Ford subsidiaries.

(10) Reflects the short-term and long-term debt Visteon expects to incur in order to finance operations separately from Ford. Visteon initially will finance its operations with short-term financial instruments that Visteon expects to replace with short-term and long-term debt. Visteon expects to have about $2 billion of debt outstanding after the spin-off.

(11) Reflects a dividend from Visteon to Ford equal to an amount necessary to bring pro forma cash and cash equivalents to $700 million. The actual adjustment -- either a dividend or a capital contribution -- will be determined based on cash and cash equivalent levels on a date in the second quarter of 2000 which has not yet been determined.

(12) Reflects retention by Ford of certain prepaid health care amounts.

(13) Reflects conversion to equity of $1,099 million of debt owed to Ford under an intracompany revolving loan arrangement.

(14) Reflects the pro forma effect of:

                                                                                         Year Ended
                                                                                        December 31,
                                                                                            1999
                                                                                        ------------
                                                                                       (in millions)

   o  Ford's retention of postretirement health care and retiree life insurance obligations for certain Visteon-designated employees of Ford who retired by January 1, 2000 and Ford's retention of related Voluntary
      Employees' Beneficiary Association ("VEBA") SFAS 106 assets as of
      December 31, 1999..............................................................      $  1,732

   o  Ford's retention of pension obligations for certain Visteon-designated employees of Ford who retired by January 1, 2000 and the pro forma effect of planned asset/liability transfers between Ford and Visteon
      pension plans as of December 31, 1999..........................................          (255)
                                                                                           --------
                                                                                           $  1,477
                                                                                           ========

(15) Reflects a $505 million adjustment to reduce deferred income tax assets resulting from the adjustments described in note 14 above.

(16) Reflects the transfer to Visteon by Ford of the net assets comprising the Visteon business after giving effect to the terms related to our separation and spin-off from Ford.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Overview

      We are the world's third largest supplier of automotive systems, modules and components, based on our 1999 sales of $19.4 billion or our pro forma 1999 sales of $18.7 billion, according to the latest available industry data. We have a broad global presence, with a workforce of over 81,000 and a network of manufacturing sites, technical centers, sales offices and joint ventures located in every major region of the world. We have been the largest supplier of automotive parts to Ford for most of Ford's history. Ford produces cars and trucks that are marketed and sold under the Ford, Lincoln, Mercury, Volvo, Jaguar and Aston Martin brands. Before the spin-off, we have been a division of Ford and, more recently, a wholly-owned subsidiary of Ford. After our spin-off from Ford, we will become an independent supplier. We believe that our independence will enhance our ability to increase sales to non-Ford VMs over time.

      Our worldwide sales were $19.4 billion in 1999, compared with $17.8 billion in 1998 and $17.2 billion in 1997. Our 1999 sales include six months of sales resulting from the June 1999 acquisition of the automotive interiors division of Compagnie Plastic Omnium.

      Our worldwide net income was $735 million in 1999, compared with $703 million in 1998 and $511 million in 1997. The improvement in net income in each of the years between 1997 and 1999 reflects primarily higher volume and cost efficiencies, offset partially by price reductions to customers.

      Unaudited pro forma condensed consolidated financial statements have been derived from the application of pro forma adjustments to our consolidated financial statements and give effect to our spin-off from Ford. The pro forma condensed consolidated statement of income does not purport to be indicative of what our operations actually would have been had these events occurred as of that date. The pro forma adjustment to our 1999 worldwide sales reflects a decrease of $690 million to $18.7 billion. The pro forma adjustment to our 1999 worldwide net income reflects a decrease of $444 million to $291 million. For further discussion of these adjustments, please refer to "--Pro Forma 1999 Results" below.

Sources of Revenue

      We derive our revenue from the sale of automotive vehicle systems, modules and components. The majority of our sales are directly to VMs -- 17 of the largest 20 VMs are Visteon customers. Sales directly to Ford accounted for 88% of our total sales in 1999. This percentage has declined since 1997, reflecting an increase in non-Ford business. We expect this trend to continue. Aftermarket sales accounted for 4.6% of our total sales in 1999. We have increased our focus on this area and expect these sales to increase in the future. Our largest market is in North America, which accounted for 80.8% of our 1999 total sales. Generally, we enter into contracts with our customers that tend to average three to five years in length and provide for annual price reviews.

               The following table delineates our total sales for the periods indicated:

                                         Year Ended December 31,
                             ------------------------------------------------
                                   1999             1998            1997
                             --------------   ---------------   -------------
By customer:
 Ford VM..................           86.4%           90.2%           91.1%
 Non-Ford VM..............            9.0             5.8             5.0
 Ford Aftermarket.........            1.9             1.9             1.8
 Non-Ford Aftermarket.....            2.7             2.1             2.1
                                    -----           -----           -----
     Total................          100.0%          100.0%          100.0%
                                    =====           =====           =====
By geographic region:
 North America............           80.8%           83.2%           82.4%
 Europe...................           15.8            15.1            15.4
 Other (rest of world)....            3.4             1.7             2.2
                                    -----           -----           -----
     Total................          100.0%          100.0%          100.0%
                                    =====           =====           =====

      "Ford Aftermarket" refers to sales to Ford's Automotive Consumer Services Group and "non-Ford Aftermarket" refers to sales to other aftermarket customers. Our sales by geographic region are reported by the location of delivery of product to the customer.

      We operate in three business segments - Comfort, Communication & Safety, Dynamics & Energy Conversion and Glass. The following table shows the sales attributable to each of our segments for the periods indicated:

                                              Year Ended December 31,
                                      ----------------------------------------
                                              1999         1998         1997
                                      -------------   -----------  -----------
                                                   (in millions)
Comfort, Communication & Safety....      $   9,377    $   8,337    $   8,545
Dynamics & Energy Conversion.......          9,216        8,673        7,918
Glass..............................            773          752          757
                                         ---------    ---------    ---------
 Total sales.......................      $  19,366    $  17,762    $  17,220
                                         =========    =========    =========

Components of Costs and Expenses

      The largest components of our costs and expenses are purchases of raw materials and component parts along with manufacturing labor and overhead. These two items account for about 80% of our total costs. The other major components of our costs and expenses are engineering, depreciation and amortization, administrative costs and freight. The typically long lead time between the development of automotive systems, modules and components and their ultimate sale, means that we incur significant expenditures (including design, engineering and tooling expenses) often years before sales, if any, are realized, or these expenses are otherwise reimbursed. Finally, selling, administrative and other expenses are becoming a larger component of our cost and expense structure as we establish a sales force for non-Ford VMs and the aftermarket, more broadly promote the Visteon brand and establish ourselves as an independent company.

Pro Forma 1999 Results

      We have prepared unaudited pro forma condensed consolidated financial statements of Visteon, which give effect to the spin-off and the terms of our separation from Ford. We have prepared the pro forma condensed consolidated statement of income for 1999 to provide additional information on our operations as if the spin-off and our separation from Ford had occurred as of January 1, 1999. The pro forma condensed consolidated statement of income does not purport to be indicative of what our operations actually would have been had these events occurred as of that date.

      In connection with the preparation of the unaudited pro forma statement of income, we made the following significant adjustments:

     o Our sales in 1999 would have decreased by about $690 million, to $18.7 billion, had the one-time 5% price reduction effective as of January 1, 2000 been in effect for 1999. The one-time 5% reduction, which is based on a market pricing review conducted by Ford and us, is designed to make Visteon's prices more competitive with third party competitors.

     o Our costs of sales in 1999 would have decreased by about $142 million, to about $17.4 billion, primarily as a result of a $146 million adjustment to profit sharing expense incurred in 1999. This adjustment is due to our agreement with Ford that our liability, for profit sharing payments based on Ford's profits made to Ford workers that are assigned to us, will be limited to $50 million per year in each of 2000-2004.

     o Our selling, administrative and other expenses in 1999 would have increased by about $102 million, to about $776 million, principally as a result of operating Visteon as a stand-alone company. These added costs are comprised of incremental corporate costs and, to a lesser extent, incremental insurance and risk management costs.

     o Our interest income in 1999 would have decreased by about $44 million, to $35 million, as a result of reductions in Visteon's pro forma cash balances. Because of an increase in our average outstanding debt levels, our interest expense would have increased by about $17 million to $160 million.

     o As a result of these and other adjustments, our net income would have decreased from $735 million to $291 million.

See "Unaudited Pro Forma Condensed Consolidated Financial Statements."

Results of Operations

      The following table shows statement of income data as a percentage of sales for the periods indicated:

                                                                      Year Ended December 31,
                                                      ----------------------------------------------------
                                                        Pro Forma
                                                           1999          1999          1998          1997
                                                      -----------   -----------   ----------     --------
Sales.............................................        100.0%        100.0%        100.0%        100.0%
Costs and expenses:
 Costs of sales...................................         93.0          90.4          89.9          91.7
 Selling, administrative and other expenses.......          4.1           3.5           3.7           3.3
                                                          -----         -----         -----         -----
   Total costs and expenses.......................         97.1          93.9          93.6          95.0
Operating income..................................          2.9           6.1           6.4           5.0
Interest income...................................          0.2           0.4           0.2           0.1
Interest expense..................................          0.9           0.7           0.5           0.5
                                                          -----         -----         -----         -----
   Net interest expense...........................         (0.7)         (0.3)         (0.3)         (0.4)
Equity in income of affiliated companies..........          0.3           0.3           0.1           0.2
                                                          -----         -----         -----         -----
Income before income taxes........................          2.5           6.1           6.2           4.8
Provision for income taxes........................          0.8           2.2           2.3           1.8
                                                          -----         -----         -----         -----
Income before minority interests..................          1.7           3.9           3.9           3.0
Minority interests in net income
 (loss) of subsidiaries...........................          0.1           0.1          (0.0)         (0.0)
                                                          -----         -----         -----         -----
Net income........................................          1.6%          3.8%          3.9%          3.0%
                                                          =====         =====         =====         =====

    1999 Compared with 1998

      The following table shows the increase in sales for each of our segments, both in dollars and in percentage terms:

                                                Year Ended December 31,             1999 over 1998
                                               -------------------------     ------------------------
                                                 1999             1998          Amount        Percent
                                               --------        ---------     --------         -------
                                                         (in millions, except percentages)

Comfort, Communication & Safety.........       $  9,377         $  8,337     $  1,040         12.5%
Dynamics & Energy Conversion............          9,216            8,673          543          6.3
Glass...................................            773              752           21          2.8
                                               --------         --------     --------
 Total sales............................       $ 19,366        $  17,762     $  1,604          9.0%
                                               ========        =========     ========

      Sales in 1999 totaled $19.4 billion compared with $17.8 billion in 1998, an increase of $1.6 billion or 9%. Sales for our Comfort, Communications & Safety segment were $9.4 billion, compared with $8.3 billion in 1998. Sales for our Dynamics & Energy Conversion segment were $9.2 billion, up $543 million or 6.3% from 1998. Glass sales were $773 million in 1999, compared with $752 million in 1998. The increase in sales for each segment reflects primarily higher sales to Ford. In addition, our June 1999 acquisition of the automotive interiors division of Compagnie Plastic Omnium increased 1999 sales of our Comfort, Communication & Safety segment by $261 million. These increases were offset partially by price reductions granted to Ford and our other customers. Our overall price reductions to Ford as a percentage of net sales were 4.9% in 1999, 3.2% in 1998 and 2.7% in 1997.

      Our pricing letter with Ford requires a one-time 5% price reduction on products that we were supplying to Ford as of January 1, 2000 based on a market pricing review conducted by Ford and us. The pricing letter also requires productivity price adjustments in each of 2000, 2001, 2002 and 2003 to reflect competitive price reductions obtained each year by Ford from its other Tier 1 suppliers. We and Ford have agreed on a 3.5% productivity price reduction for 2000 on such products, which is consistent with (i) price reductions between Visteon and Ford in prior years and (ii) the amount of annual productivity improvement that Ford generally expects from its other Tier 1 suppliers. Price adjustments for 2001, 2002 and 2003 will be calculated using a basket of products composed of identical or substantially similar products that Ford purchases from other suppliers. In addition to these price reductions, we have agreed to use our best efforts to achieve design and engineering improvements in our products sold to Ford so as to further reduce their cost to Ford by 1.5% to 2.5% each year. We do not believe that we can fully offset the 2000 price reductions with cost reductions. As a result, we expect our profitability in 2000 and beyond to be significantly lower than that achieved in our 1999 actual results and in prior years.

      The following table shows the change in net income (loss) for each of our segments, both in dollars and in percentage terms:

                                                      Year Ended December 31,               1999 over/(under) 1998
                                                      --------------------------       -------------------------------
                                                       1999              1998             Amount             Percent
                                                      --------       -----------       -------------     -------------
                                                                     (in millions, except percentages)

Comfort, Communication & Safety...............          $  422           $  452             $ (30)         (6.6)%
Dynamics & Energy Conversion..................             344              294                50          17.0
Glass.........................................               3              (15)               18           n/a
                                                        ------           ------             -----
 Total net income (including unallocated
   interest)..................................          $  735           $  703             $  32           4.6%
                                                        ======           ======             =====

      Net income for our Comfort, Communication & Safety segment was $422 million in 1999, down $30 million from 1998. The reduction reflected primarily price reductions and increased costs associated with engineering future products and support costs, offset partially by higher volume and material and manufacturing cost reductions. Net income for our Dynamics & Energy Conversion segment was $344 million in 1999, an increase of $50 million, reflecting lower costs and high volume; price reductions were a partial offset. Net income for our Glass segment increased by $18 million to $3 million. The improvement was more than accounted for by lower costs and higher volume, offset partially by reduced prices.

   1998 Compared with 1997

      The following table shows the change in sales for each of our segments, both in dollars and in percentage terms:

                                        Year Ended December 31,              1998 over/(under) 1997
                                       -----------------------------    -------------------------------
                                         1998             1997             Amount             Percent
                                       ------------   -------------     -------------     -------------
                                                      (in millions, except percentages)
Comfort, Communication & Safety.......   $   8,337        $   8,545           $ (208)           (2.4)%
Dynamics & Energy Conversion..........       8,673            7,918              755             9.5
Glass.................................         752              757               (5)           (0.7)
                                         ---------        ---------           ------
 Total sales..........................   $  17,762        $  17,220           $  542             3.1%
                                         =========        =========           ======

      Sales in 1998 totaled $17.8 billion compared with $17.2 billion in 1997, an increase of $542 million or 3.1%. The increase reflected higher sales to non-Ford customers, an improved mix of sales to Ford, and the impact of product content changes requested by our customers. These improvements were offset partially by price reductions, reflecting cost-cutting pressures from Ford and our other customers. Sales in 1998 were higher than in 1997 for our Dynamics & Energy Conversion segment, and lower for our other two segments (where price reductions more than offset higher non-Ford volume and a favorable mix of sales to Ford).

      The following table shows the change in net income (loss) for each of our segments, both in dollars and in percentage terms:

                                               Year Ended December 31,                 1998 over 1997
                                              ---------------------------      --------------------------
                                               1998               1997          Amount           Percent
                                              ---------         --------      --------           --------
                                                           (in millions, except percentages)
Comfort, Communication & Safety..............  $  452            $  439        $   13                3.0%
Dynamics & Energy Conversion..................    294               136           158              116.2
Glass.........................................    (15)              (25)           10                n/a
                                               ------            ------        ------
 Total net income (including unallocated
   interest).................................. $  703            $  511        $  192               37.6%
                                               ======            ======        ======

      Net income for our Comfort, Communication & Safety segment increased to $452 million in 1998 from $439 million in 1997, reflecting primarily reductions in material and manufacturing costs; price reductions to our customers, and higher costs associated with engineering future products and support costs were a partial offset. Net income for our Dynamics & Energy Conversion segment increased to $294 million in 1998 from $136 million in 1997, reflecting material and manufacturing cost reductions and higher prices, offset partially by increased costs associated with engineering future products and support costs. Net losses for our Glass segment were reduced by $10 million during 1998 to $15 million. The improvement reflected the non-recurrence of a Glass segment restructuring charge in 1997, and higher aftermarket and commercial glass sales offset partially by higher costs and price reductions to our customers.

    Quarterly Data

      Our business is moderately seasonal because our largest North American customers typically halt operations for about two weeks in July and about one week in December. In addition, third quarter automotive production traditionally is lower as new models enter production. Accordingly, our third and fourth quarter results may reflect these trends. The following table shows unaudited condensed financial data for each of the eight quarters through the period ended December 31, 1999. The operating results for any quarter shown are not necessarily indicative of results for any future period.

                                              1999                                             1998
                          -------------------------------------------     ---------------------------------------------
                           First       Second      Third       Fourth       First       Second      Third       Fourth
                          Quarter     Quarter     Quarter     Quarter      Quarter     Quarter     Quarter     Quarter
                          -------     -------     -------     -------      -------     -------     -------     --------
Sales.................    $  4,772    $  5,063    $  4,600    $  4,931     $  4,378    $  4,725    $  4,097    $  4,562
Operating income......         298         461         280         150          303         377         243         211
Income before income
 taxes................         313         449         260         150          286         384         240         206
      Net income......         205         280         155          95          187         239         148         129

      Fourth quarter net income in 1999 was $95 million, compared with $129 million in 1998. The decline reflected the impact of negotiated price reductions, the labor agreement in North America and currency-related costs, offset partially by cost efficiencies and improved volume.

Liquidity and Capital Resources

      Our historical balance sheet reflects cash and cash equivalents of $1.8 billion and short-term and long-term debt of $2.3 billion at December 31, 1999, and cash and cash equivalents of $542 million and debt of $1.1 billion at December 31, 1998. The short-term and long-term debt at year-end 1999 consisted of $1.1 billion of debt owed to Ford under an intracompany revolving loan arrangement, $812 million of debt owed by Visteon subsidiaries to subsidiaries of Ford, and $408 million of debt owed to third parties.

      Our debt exceeded our cash and cash equivalents by $470 million at December 31, 1999 and by $583 million at December 31, 1998. Our ratio of total debt to total capital, which consists of total debt plus equity, was 61% at December 31, 1999 compared with 40% at December 31, 1998. The increase during 1999 reflected primarily increased debt relating to our acquisition of the automotive interiors division of Compagnie Plastic Omnium.

      In connection with our separation and spin-off from Ford, we will take several actions that will result in lower cash and cash investment balances and slightly lower debt levels. These reductions reflect primarily higher working capital as a result of a change in payment terms from Ford, repayment and capitalization of debt owed to Ford and replacement with outside debt financing, and a cash adjustment prior to the spin-off. These and other actions in connection with the separation and spin-off would result, on a pro forma basis at December 31, 1999, in cash and cash equivalent levels of about $700 million, total debt of about $2 billion, and a pro forma total debt to capital ratio of about 46%. The actual cash adjustment - either a dividend to Ford or a capital contribution from Ford - will be determined based on cash and cash equivalent levels on a date in the second quarter of 2000 which has not yet been determined.

      We also plan to enter into financing agreements with lenders providing for an aggregate of $1.5 billion to $2 billion in revolving credit facilities. The facilities will be split between 364-day and 5-year commitments. Our intent is to use these credit facilities as backup facilities, although we may borrow under them for general corporate or other purposes.

      VMs are increasingly pushing responsibility for engineering and tooling onto suppliers. The need to finance these costs increases our working capital needs and could have a material impact on our liquidity. In addition, although we have no specific acquisition plans, our ability to make acquisitions could be constrained by limited borrowing capacity, as well as by various contractual restrictions.

      Visteon's intra-year cash fluctuations are impacted by the volume and timing of worldwide vehicle production. Examples of seasonal effects in the industry include the shut-down of operations for about two weeks in July, the subsequent ramp-up of new model production and the additional one-week shut-down in December by our primary North American customers. We believe that we have sufficient financial flexibility to fund these fluctuations and to access the global capital markets on satisfactory terms and in adequate amounts, although there can be no assurance that this will be the case. We expect cash flows from operations and borrowings to satisfy future working capital, capital expenditure, research and development, pension funding and debt service requirements for at least the next year.

Cash Flows

   Operating Activities

      Cash flows from operating activities were $2.48 billion, $1.38 billion and $1.41 billion in 1999, 1998 and 1997, respectively. The primary components of our operating cash flows are net income, depreciation and amortization, and changes in various payables and receivables balances with Ford. Cash flow from 1999 was positively affected because of an increase in our payable balance to Ford. The historical operating cash flows may not be representative of our results had we operated as a separate stand-alone entity.

   Investing Activities

      Cash used in investing activities was $1.45 billion, $940 million and $943 million in 1999, 1998 and 1997, respectively. The primary use of cash for investing activities in each year was for capital expenditures. In addition, in 1999, we acquired the automotive interiors division of Compagnie Plastic Omnium, headquartered in France, for about $479 million, and increased our ownership in Halla Climate Control to 70% by purchasing an additional 35% interest for $84 million. In 1998 we made several acquisitions totaling about $103 million, including acquiring PABA, Inc. (now Visteon Climate Control Systems), two manufacturing facilities in Poland and Zexel Innovations.

      Our capital expenditures were $876 million in 1999, $861 million in 1998 and $917 million in 1997, with about 48% in each year spent on Comfort, Communication & Safety, about 45% in each year spent on Dynamics & Energy Conversion and about 7% in each year spent on Glass. We currently expect about $950 million in capital expenditures in 2000, split among our segments in about the same proportions as in prior years. Our capital expenditures are used primarily for equipment, tooling and other spending associated with new product programs. Our capital expenditure program promotes our growth-oriented business strategy by investing in core areas, where efficiencies and profitability can be enhanced, and by targeting funds for new innovative technologies, where long-term growth opportunities can be realized. Capital expenditures also will be used for expansion into new markets outside of the United States and the continued implementation of lean manufacturing strategies.

    Financing Activities

      Cash provided by financing activities totaled $290 million in 1999. This compared with cash used in financing activities of $234 million and $251 million in 1998 and 1997, respectively. We historically have funded our investing activities through cash from operating activities, funding from Ford, and some third party debt. In 1999, cash provided by financing activities reflected additional debt associated with acquisition activities, offset partially by net cash distributions to Ford. Historically, we have paid about 38% of our net income to Ford as a cash distribution. We plan to pay dividends to shareholders with the first quarterly dividend expected to be $_____ per share, or a rate of $_____ per share annually, declared and paid in the _____ quarter of 2000.

Pension and Postretirement Benefits

      Employees and retirees participate in various pension, health-care and life insurance benefit plans sponsored by Ford and existing Visteon subsidiaries. Benefit plan liability and related asset transfers between Visteon and Ford in connection with our separation from Ford are covered by various employee benefits agreements.

      Ford will retain pension and postretirement health care and life insurance obligations for certain Visteon-designated employees of Ford who retire prior to the spin-off. In addition, Ford will retain the pension obligation related to benefits earned through the spin-off date for certain active U.S. salaried Visteon-designated employees that meet specific age and years of service requirements. With respect to individuals covered by the Ford UAW agreement who are employed in our facilities, we will be responsible for the related cost upon their retirement for pension, health care and life insurance benefits. The liability for these individuals for these programs was $1.1 billion at December 31, 1999.

      It is expected that after the benefit plan liability and related asset transfers, Visteon's U.S. pension plan assets will at least equal the actuarially determined projected benefit obligation on an aggregate basis. The actuarially determined total worldwide projected benefit obligation and the total worldwide fair market value of plan assets related to pension obligations to be assumed by Visteon were about $1.2 billion at December 31, 1999. The total unfunded liability recorded by Visteon related to retiree health care and life insurance obligations to be assumed by Visteon was about $1.8 billion at December 31, 1999.

Quantitative and Qualitative Disclosures About Market Risk

      We are exposed to a variety of market risks, including foreign currency exchange rates, interest rates and commodity prices, which could impact its financial results. The effect of changes in exchange rates, interest rates and commodity prices on our earnings generally have been small relative to other factors that also affect earnings, such as unit sales and operating margins.

      We use derivative financial instruments as part of an overall risk management program in order to reduce the potentially adverse impact from these financial risks. Derivative instruments are not used for speculative purposes, as per clearly defined risk management policies. Until now, our market risk has been managed as an integrated part of Ford's overall risk management program.

    Foreign Currency Risk

      Our net cash inflows and outflows exposed to the risk of changes in exchange rates arise from the sale of products in countries other than the manufacturing source, foreign currency denominated supplier payments, debt and other payables, subsidiary dividends and investments in subsidiaries. We use primarily foreign exchange forward contracts to manage our exposures. The gain or loss on the contracts substantially offsets the loss or gain on the underlying transaction being hedged.

      As of December 31, 1999, our primary foreign exchange exposure includes the euro, Mexican Peso and Canadian Dollar. The fair value of the forward contracts is sensitive to changes in exchange rates. As of December 31, 1999, a 10% appreciation of exchange rates from the prevailing market rates would increase the related net unrealized gain by $4 million. Conversely, a 10% depreciation of exchange rates from the prevailing market rates would reduce the related net unrealized gain by $4 million.

    Interest Rate Risk

      Historically, about half of our borrowings from third party credit sources, and most of our funding from Ford, have been on a variable rate basis. After our spin-off from Ford, derivative instruments and an increased proportion of fixed rate borrowings may be used to manage some of our exposure to interest rate risk.

    Commodity Risk

      We have entered into fixed price contracts with some of our key suppliers to protect us from changes in market prices for the non-ferrous metals used in the manufacturing of automotive components. As a result, we have no need presently to enter into financial derivatives to hedge these potential exposures. The risk to these exposures may be managed with the use of financial derivatives if in the future we enter into floating price contracts with our key suppliers.

New Accounting Standards and Changes

    New Standards

      In the first quarter of 1999, we adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP requires entities to capitalize certain internal-use software costs once certain criteria are met. Our practice had been to expense the costs of obtaining or developing internal-use software as incurred.

      Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," was issued by the Financial Accounting Standards Board in June 1998. SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. We have not adopted SFAS 133 based on the May 1999 announcement by the Financial Accounting Standards Board to delay by one year the implementation date of SFAS 133 until January 1, 2001. We have not yet determined the effect of adopting SFAS 133.

      The Emerging Issues Task Force (EITF) recently reached a final consensus with respect to EITF Issue 99-5, "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements." This consensus provides guidance on whether design and development costs related to long-term supply arrangements should be expensed or capitalized, and is effective for design and development costs incurred after December 31, 1999. Adoption of this guidance is not expected to have a material effect on the financial statements.

    Accounting Changes

      Beginning in 1999, we changed from an accelerated method to the straight-line method for amortization of special tooling. This change is being made to recognize that special tooling retains its value more uniformly over time.

      Also beginning in 1999, we modified our plant and equipment retirement policy to reflect gains and losses in income in the year of retirement. Previously, the cost of retired assets, net of salvage proceeds, was charged to accumulated depreciation. The change in accounting principle for plant and equipment retirement is being made to better reflect the results of asset disposal/sale decisions.

      Adoption of new accounting standards and accounting changes did not have a material effect on our financial statements.

                                    BUSINESS

Overview

      We are the world's third largest supplier of automotive systems, modules and components, based on our 1999 sales which were $19.4 billion, or our pro forma 1999 sales of $18.7 billion, according to the latest available industry data. We have become a leader in the global automotive parts industry by capitalizing on the extensive experience we have gained as the largest supplier to Ford, the world's largest producer of trucks and the second largest producer of cars and trucks combined. We have a broad global presence, with a workforce of over 81,000 and a network of manufacturing sites, technical centers, sales offices and joint ventures located in every major region of the world.

      We have been the largest supplier of automotive parts to Ford for most of Ford's history. Ford produces cars and trucks that are marketed and sold under the Ford, Lincoln, Mercury, Volvo, Jaguar and Aston Martin brands. We began using the Visteon name in 1997. Visteon has been responsible for the introduction of a number of innovations in the automotive industry such as integrated voice activated control of the cellular phone, audio system and climate control system, currently available in the Jaguar S-Type. We have developed extensive experience and expertise in all areas of automotive integrated system, module and component design. Before the spin-off, we have been a division of Ford and, more recently, a wholly-owned subsidiary of Ford. After our spin-off from Ford, we will be an independent supplier. We believe that our independence will enhance our ability to increase sales to non-Ford VMs over time.

      We have developed a sophisticated understanding of the design, engineering, manufacture and operation of the automotive vehicle. We are currently able to supply over 40% of a vehicle's total material cost. We have both extensive technical expertise in a broad range of products and strong systems integration skills, which enable us to provide comprehensive, consumer-oriented solutions for our customers. In recent years, we have placed increasing emphasis on the development of systems and modules with electronic content, in response to consumer demand. The dollar value of electronic content of vehicles has been increasing in recent years and is expected to continue to increase, although at a slower rate, despite significant reductions in unit prices due to technological innovation. We have over 8,900 engineers, scientists, technical specialists and technicians, or technical personnel, around the world with well-established credentials in technical research and development. We believe that our comprehensive vehicle knowledge, consumer focus and expansive global presence provide a solid foundation for our continued growth. In 1999, we began using the Internet both for our supply needs and for the sale of our aftermarket products. We expect this aspect of our business to grow significantly over the next several years.

      Over the past decade, the industry mix of vehicles sold in North America has shifted from about 40% trucks/60% cars to about 50% trucks/50% cars. In general, trucks generate higher margins for VMs. In particular, Ford's product mix is more heavily weighted towards trucks, with trucks making up about 60% of Ford's vehicle production in 1999. We believe that our expertise and experience as the largest supplier to Ford gives us an advantage in this important market.

      In recent years, our goal has been to pursue new business growth opportunities with Ford and non-Ford VMs, as well as with non-automotive customers. Although Ford still accounts for a substantial majority of our sales, we sell to 17 of the 20 largest VMs. Our sales to customers other than Ford grew at a compound annual growth rate of 36% between 1997 and 1999, from about $1.2 billion to about $2.3 billion. Non-Ford business as a percentage of our total sales has grown from about 7% to about 12% in that time. In 1999, 38% of the new business we were awarded for delivery in future years, which does not include renewals of existing contracts, was non-Ford business. We have a goal of expanding our non-Ford business to 20% of our sales by 2002. We believe that our spin-off from Ford will facilitate our achievement of this goal.

      Additionally, we have had a goal of expanding our global presence. From 1997 to 1999, we opened four manufacturing facilities outside North America. About 23.5% of our total 1999 sales were derived from products manufactured outside of the United States. In addition, 39% of the new business we won in 1999 was with customers outside of North America.

      We operate in three business segments and are a leading Tier 1 supplier in two of these segments: Comfort, Communication & Safety and Dynamics & Energy
Conversion:

     o Comfort, Communication & Safety, composed of our climate control systems and interior/exterior systems product groups. Our climate control systems product group produces systems, modules and components in the areas of fluid transport, air handling, heat exchange and compressors. Our interior/exterior systems product group produces systems, modules and components in the areas of cockpits, instrument panels, interior trim and seats, lighting and bumpers.

          We believe that the integration of our climate control systems and interior/exterior systems product groups into a single organization enables us to deliver complete interiors to our customers, with features that consumers demand, such as integrated seats with heating and cooling capabilities; advanced safety features like voice activated control, advanced air bag electronics and passive antitheft devices; and cockpits with fully integrated multimedia products, Internet wireless communication and climate control.

     o Dynamics & Energy Conversion, composed of our energy transformation systems and chassis systems product groups. Our energy transformation systems product group produces systems, modules and components in the areas of energy management, distributed power generation, electrical conversion, and fuel storage and delivery products. Our chassis systems product group produces systems, modules and components in the areas of axle and driveline, steering and chassis products.

          We believe that the integration of our energy transformation systems and chassis systems product groups provides synergies as a result of a global focus on all of the dynamics of a vehicle - ride, handling and performance. Combining this focus with our electronics expertise allows us to deliver a complete vehicle dynamics system to our customers that combines steering control, torque conversion, engine management controls and drivelines.

     o Glass, composed of our vehicle glazing product group, which produces glass products for Ford and aftermarket customers, and our commercial glass product group, which produces float glass for commercial architecture.

     In addition to our VM sales, we also sell our products to the worldwide aftermarket for replacement and vehicle appearance enhancement parts.

                            Automotive Parts Industry

     The automotive parts industry provides systems, modules and components to VMs for the manufacture of new vehicles, as well as to the aftermarket for use as replacement and enhancement parts. Today, suppliers offer their component products to VMs and also offer those products in a variety of more fully engineered forms, such as modules and systems:

     o "Modules" are groups of component parts arranged in close physical proximity to each other within a vehicle that are often assembled by the supplier and shipped to the VM for installation in a vehicle as a unit. Modular instrument panels, cockpit modules and door modules are examples.

     o "Systems" are groups of component parts located throughout the vehicle that operate together to provide a specific vehicle function. Air conditioning and heating systems, electrical systems and steering systems are examples.

     Historically, large VMs operated internal divisions to provide a wide range of component parts for their vehicles. In recent years, VMs have moved towards a competitive sourcing process for automotive parts, including increased purchases from independent suppliers, as they seek lower-priced and/or higher-technology products. These independent parts suppliers, which often have lower cost structures than in-house component operations, have become an important part of the automotive parts industry.

      We believe global automotive parts industry sales to VMs will be about $500 billion in 2000. In addition to these sales, U.S. automotive aftermarket retail sales are estimated to be over $160 billion in 2000. The aftermarket includes replacement parts as well as parts designed to enhance or personalize vehicles. Demand for aftermarket products tends to increase when new vehicle sales decline because vehicle owners retain their vehicles longer; these vehicles generally have a greater need for repairs.

      Our industry is generally divided into two tiers:

     o "Tier 1" suppliers like Visteon sell their products principally to VMs directly and often offer a broad range of product capabilities, including design, engineering and assembly services. Tier 1 suppliers supply systems and modules and are increasingly influencing vehicle content, including the sourcing of Tier 2 components.

     o "Tier 2" suppliers sell their products principally to Tier 1 suppliers, who then combine these parts into their own product offerings.

      Within Tier 1, there are only a few companies with a combination of global operations and a product portfolio breadth that allows them to compete for a substantial portion of VMs' automotive parts needs. The top four automotive suppliers, including Visteon, accounted for $74.2 billion in sales in 1998. Based on 1998 data, there were 67 other Tier 1 suppliers with annual sales over $1 billion each, accounting for a total of about $197.3 billion in sales. Most of these suppliers are focused on a limited number of product areas. The remaining suppliers in the industry are generally Tier 2 suppliers, focusing on a limited number of products.

      Industry Trends. Several key trends have been reshaping the automotive parts industry over the past several years:

     o Shift of Engineering to Suppliers; Increased Emphasis on Systems and Modules Sourcing. Increasingly, VMs are focusing their efforts on consumer brand development and overall vehicle design, as opposed to the design of vehicle systems. For example, Ford is spinning off Visteon, and General Motors spun off Delphi Automotive Systems Corporation in 1999. In order to simplify the vehicle design and assembly processes and reduce their costs, VMs increasingly look to their suppliers to provide fully engineered, pre-assembled combinations of components rather than individual components. This is especially true outside of the United States. By offering sophisticated systems and modules rather than individual components, Tier 1 suppliers have assumed many of the design, engineering, research and development and assembly functions traditionally performed by VMs. As a result, they are gaining increased access to confidential planning information regarding VMs' future vehicle designs and manufacturing processes. Systems and modules increase the importance of Tier 1 suppliers because they increase their percentage of vehicle content and the ability to reduce costs. As suppliers produce complete systems, they are increasingly attempting to increase brand awareness of their own products. This has generally been most successful in the audio systems and aftermarket areas. Suppliers with broad product portfolios are well positioned to provide the systems and modules VMs demand.

     o Increasing Electronics Integration and Technological Content. Electronics integration, which generally refers to replacing mechanical components with electronic components and integration of mechanical and electrical functions within the vehicle, allows VMs to achieve substantial reductions in the weight and number of parts required in vehicles. This results in easier assembly, enhanced fuel economy and emissions control, and better vehicle performance. This is increasingly important as heavier vehicles - sport utility vehicles, or SUVs, pickup trucks and minivans - make up more and more of the automotive market. Stringent regulatory standards and consumer demand for low automotive emissions and safety features including evolving air bag technologies, as well as increasing consumer demand for electronics-based, leading edge consumer products such as navigation systems, Internet-linked in-car computer systems and rear seat entertainment systems, have all increased the electronic content of vehicles. As shown in the following table, the dollar value of electronic content of vehicles has increased in recent years. Electronic content is expected to continue to increase in the future, although at a slower rate. Suppliers with the necessary technological expertise will be able to gain from this trend:

           Automotive Electronics (dollars per vehicle, by model year)


                                                   1998-2000
                                                    compound
                                                    annual
Region                    1998        2000        growth rate
--------------------    --------    --------     ------------
North America.......    $  1,057    $  1,176          5.5%
Europe..............         862         962          5.6
Asia-Pacific........       1,000       1,061          3.0
Rest of world.......         285         340          9.2
World average.......         843         921          4.5


          Source: Prismark Partners. Figures are not adjusted for inflation.

     o Growth in E-Commerce. The Internet is revolutionizing the way businesses and consumers purchase products and services. Recently, Ford, General Motors and DaimlerChrysler announced an initiative to establish an Internet-based marketplace for most, if not all, of their purchases. It is likely that other major VMs will join this marketplace or announce competing initiatives. Suppliers that are able to provide more value-added systems should be able to differentiate themselves from their competitors on variables other than price. Visteon and other automotive suppliers, in turn, are seeking to source more and more of their needs over the Internet. Finally, consumers are increasingly purchasing goods over the Internet and an increase of direct online sales of automotive parts can be expected. Suppliers with the technological resources and expertise to be able to use these Internet tools will be well equipped to take advantage of this trend.

     o Increased Emphasis on Speed-to-Market. As VMs are under increasing pressure to adjust to changing consumer preferences and to incorporate technological advances, they are shortening product development times. These shorter development times allow VMs to more effectively come to market with vehicles and features that match prevailing consumer preferences. Suppliers that are able to deliver new products to VMs to accommodate the VMs' needs will be well-positioned to succeed in this evolving marketplace. Shorter product development times also reduce product development costs. Consumers are increasingly well-informed and sophisticated and, both in the aftermarket and the new vehicle market, are demanding personalized features not typically found in the automotive environment. Additionally, the Internet has increasingly made consumers accustomed to rapid delivery of their desired items. Suppliers that are able to deliver what consumers demand on a timely basis, whether in the new vehicle market or in the aftermarket, will benefit from this trend.

     o Globalization of Suppliers. In order to serve multiple markets in a more cost effective manner, many VMs are turning to global vehicle platforms, or "world cars," which typically are designed in one location but produced and sold in many different geographic markets around the world. With these vehicles, VMs can better serve multiple markets and address local consumer preferences while controlling design costs and taking advantage of low-cost manufacturing locations. Suppliers for a specific world car are often required by the VM to provide their products and services in all global locations where that vehicle is manufactured. Few suppliers are able to provide this global coverage and it is a source of significant competitive advantage for these suppliers with global capabilities.

     o Ongoing Industry Consolidation. The worldwide automotive parts industry is consolidating as suppliers seek to achieve operating synergies through business combinations, shift production to locations with more flexible local work rules and practices, acquire complementary technologies, build stronger customer relationships and follow their customers as they expand globally. According to U.S. Industry and Trade Outlook 1999: Automotive Parts, the overall number of Tier 1 suppliers worldwide decreased from 3,000 to 1,500 between 1990 and 1996, primarily due to industry consolidation. The trend for suppliers to provide VMs with single-point sourcing of integrated systems and modules on a global basis has helped drive industry consolidation.

     o Demand for Safe and Environmentally Friendly Products. Some VMs are increasingly focused on, and governments are increasingly requiring, safe and environmentally friendly or "green" products. Advances in technology have led to a number of new innovations and have reduced costs for existing products, such as passive and active restraints. In addition, there has been increased consumer focus on safety. Environmental trends cut across a wide range of innovations, from emissions controls to fuel and fuel consumption improvements to recyclable materials. In addition, there are some technologies, such as fuel cells, which may revolutionize the automotive industry. The ability of suppliers to cost-effectively produce safe and environmentally friendly products will increasingly be a distinguishing factor among suppliers.

                                    Strategy

      Our objective is to be the world's leading consumer-focused, technology-driven automotive systems company. Whether we are selling to VMs or directly to consumers, we regard the consumer as our ultimate customer. We systematically gather and analyze consumer information that helps us anticipate new trends and consumer preferences. We then can anticipate our VM customers' needs with regard to new products and help introduce these products to consumers, gaining acceptance for our products. We believe that our extensive global presence and broad system capabilities provide us with a substantial competitive advantage as we pursue new business around the world. This is especially true as VMs move to global vehicle platforms, or world cars. We believe that our extensive experience and expertise with Ford also gives us many benefits as we pursue non-Ford business. We believe that our consumer focus, global reach and the following strategies will allow us to capitalize on the industry trends described above and to achieve our objective:

      Capitalize on Our Core Ford Business. We have been the largest supplier to Ford, the world's largest producer of trucks and the second largest producer of cars and trucks combined, for most of Ford's history. Worldwide, in 1999, we supplied an average of about $2,300 of content on every vehicle that Ford sold. Ford's continued success in the market has earned it four of the top ten vehicle models sold in the United States in 1999; we supplied an average of about $2,900 of content per vehicle on those four models. We also have a significant amount of content on a number of all-new, potentially segment-leading products such as the Excursion, Escape, F-150 SuperCrew, Focus, Explorer Sport Trac and Lincoln LS. The Focus was named "North American Car of the Year 2000" by the North American automotive press and "European Car of the Year 1999" by the European automotive press, the first car to win both awards. The Lincoln LS was named "2000 Motor Trend Car of the Year." Some of these products represent entries into segments in which Ford did not compete in the past. We expect continued success with Ford, and our goal is to be a leader in these new vehicle segments, both with Ford and with other VMs.

      We have a substantial base of awarded business with Ford and we have also entered into a supply agreement with Ford that allows us to secure additional business. In addition, because we have been integrally involved in the design and development of many of Ford's vehicles and we understand Ford's needs, we believe that we are uniquely positioned to work with Ford on future models. Many of our engineers work closely with Ford engineers at Ford facilities, ensuring maximum cooperation and attentiveness to customer needs. We believe that this combination will provide us with substantial future business. We expect that Ford will remain our largest customer for a significant period of time. We have been awarded Ford business of $16.3 billion for 2000, $16.0 billion for 2001, $16.5 billion for 2002, $15.3 billion for 2003 and $13.9 billion for 2004, with additional Ford business for the later years still expected to be awarded. Although this business provides an important base, our sales to Ford may decline over time.

      Improve Our Operating Performance. We have implemented a number of initiatives to improve our operating performance on a continuous basis. Reducing costs and streamlining product development and production improves profitability, increases cash flow and frees up capital for investment. Additionally, these operating performance improvements are particularly crucial because of VMs' continued focus on price reductions.

      Increased attention to our product and technology development and production techniques has allowed us to achieve cost performance reductions of more than $600 million annually over the last two years, primarily through a combination of negotiations with our suppliers, material efficiencies and manufacturing cost reductions. We have focused our performance strategies on the following key functions:

     o Product technology and development. We have put in place a disciplined product development process and state-of-the-art computer tools, some of which are proprietary to Visteon, for the design, development and testing of products and systems. These advances have improved our speed-to-market, reduced our development costs and improved our overall quality. The use of computer tools has enhanced the design process by incorporating engineering and manufacturing design rules and/or process capabilities up front in the component or system design phase. These tools also incorporate manufacturing and product knowledge gained from past experiences and use it to make decisions that significantly increase the probability of first pass success.

          The effective use of computer-based product development tools is demonstrated in the results we have achieved. For example, computer tools have reduced design time on a fuel rail, instrument cluster and air induction system by over 50% in key design phases. Warranty costs for Visteon-supplied products have dropped an estimated 38% between the 1994 model year and the 1999 model year.

     o Procurement. We use global procurement to obtain competitive prices for our direct and indirect materials, machinery, equipment and services, as well as for parts we purchase from other suppliers for use in our product offerings. In 1999, our total purchases were about $9.8 billion. The procurement group achieved reductions in material costs due to negotiations with our suppliers of about $540 million combined in 1998 and 1999. Our independent procurement strategy will be focused on identifying and obtaining the best price, terms and quality for all materials and supplies. As an independent company, we believe that we will be able to derive significant cost savings through this increased focus on reducing our supply costs. We plan to achieve this through the following:

          o Re-sourcing supply contracts from our least competitive suppliers: We believe that this re-sourcing will help us cut procurement costs by moving contracts from high cost suppliers to lower cost suppliers. In 1999, we enhanced our prior efforts with the implementation of a formal commodity strategy, which analyzes particular commodities and highlights opportunities to improve our terms with current sources or identifies new alternative sources. We believe that our updated re-sourcing program will create a competitive environment among our suppliers and lead to lower costs throughout the entire system.

          o Increased use of Internet procurement: We plan on leveraging the Internet to minimize procurement costs. We believe that these savings will come primarily through the use of online auctions. These auctions allow suppliers to bid on Visteon contracts online and in real time. Our 1999 controlled experiment in Internet sourcing and auctioning resulted in significant savings - on the $189 million worth of products we sourced on the Internet, we experienced double-digit percent reductions. We will substantially increase our use of Internet sourcing and auctioning. Additionally, we save time and effort with the new online process.

          o Leveraging scale: As the third largest auto parts supplier, we are a major source of revenue to many of our suppliers. We have experienced no detrimental effects from disaggregating our volumes from Ford volumes and do not expect any adverse effects in the future (in fact, we believe the shift in purchasing focus from Ford to Visteon priorities will provide positive effects). We believe we have purchasing leverage that can provide us with significant strength in negotiating and, as a separate company, we plan to fully utilize this leverage in order to obtain lower supply costs from our suppliers.

     o Production. In 1995, we developed and began the process of implementing the Visteon Production System (VPS) throughout our global operations. VPS is designed to optimize material flow and inventory while creating a flexible and predictable common production system. A key part of our production strategy is "lean" cell-based manufacturing for new programs and converting existing production facilities to "lean" where feasible. The "lean" methodology relies on smaller manufacturing units rather than dedicated large assembly lines and leads to a number of operational improvements. This approach allows greater flexibility and lower floor space, inventory and investment. Currently, Visteon has completed 129 lean cells, has 128 more lean cells under way, expected to be completed by December 2000, and has 329 additional lean cells planned, expected to be completed in the next few years. Impressive results have been achieved from our first round of implementation and have partially offset increased labor costs: while results vary from project to project, an example is the Sheldon Road climate control lean cell, in Plymouth, Michigan, which resulted in a 58% reduction in floor space required, a 76% reduction in inventory and capital expenditure avoidance equal to 66% of the project's initial estimated cost. In deciding on which projects to apply lean processes, we consider a number of variables, including labor intensity, prior investments of capital and required new investments of capital.

      Expand Our Non-Ford Business. We have demonstrated our ability to grow our non-Ford business over the past two years. In 1999, about 12% of our sales were to non-Ford customers, up from 7% in 1997. We have a goal of expanding our non-Ford business to 20% of our sales by 2002. We have been awarded non-Ford business of $4.4 billion for 2004. Future new business wins should drive this number higher. Our total non-Ford business was $2.3 billion in 1999. During 1999, we won new non-Ford business of $762 million. When we refer to new business wins, we count the expected annual business once the program is running at full volume. Some of our important new business wins in 1999 from non-Ford VMs are: rear seat entertainment systems for General Motors, steering pumps and gears for DaimlerChrysler, cockpits for Hyundai Motor Company and audio systems for Fiat S.P.A. We believe that our spin-off from Ford, combined with our technological leadership, systems engineering capability and high quality products, will facilitate achievement of our goal.

      Our strategy to win new non-Ford business, particularly on global vehicles, is to take our technology, systems engineering skills and global scale gained during our relationship with Ford and apply them to other VMs. To access these VMs, our intent is to establish appropriate organizational staffing to support these VMs, and to establish facilities near their headquarters and manufacturing facilities. We have built a new sales and marketing organization, currently at about 100 people and expected to grow to about 125 people by the end of 2000, dedicated to non-Ford accounts. We have recruited account managers from outside of Visteon with extensive automotive industry experience and located them adjacent to the headquarters of VMs like General Motors, DaimlerChrysler, Renault Group, Peugeot SA Citroen and Toyota Motor Corporation. Visteon also stages technical reviews at customer sites with applications engineers from regional technical centers to demonstrate our superior systems capabilities and broad portfolio of products. In 1999, we conducted 19 customer-specific onsite technical exhibitions, which generally run for two days.

      We have made, and expect to continue making, strategic acquisitions, alliances and joint ventures that give us increased access to non-Ford VMs. Our June 1999 acquisition of the automotive interiors division of Compagnie Plastic Omnium makes us the largest supplier of instrument panels in the world and adds about $400 million of annual sales, including significant programs with three major European VMs. We intend to leverage this business to provide cockpit modules, including climate control, audio and multimedia systems to these European VMs. We also made an acquisition in December 1999 that has made us the leading provider of instrument panels in South Korea, giving us a key relationship with Hyundai and Kia Motors. Because of the long lead time for delivery under our contracts with VMs and our continued efforts to retain attractive Ford business, any changes in the mix of our VM business will be gradual.

      We also believe that our automotive expertise lends itself to non-automotive applications. We intend to leverage this expertise to grow our non-VM business. While not yet material to our operations as a whole, we currently provide electronic engine control systems for Polaris Industries, Inc. motorcycles and fuel tanks for Honda Motor Co. motorcycles. Voice recognition, theater seating and power generation are some of the other products and technologies that have application outside of the automotive sector.

      Use E-Commerce to Lower Costs and Enhance Sales. The automotive manufacturing business model is in a transition from "push" to "pull," with the goal being a seamless supply chain building cars and trucks to precise consumer specification on demand. The profit opportunity from being on the forefront of this change is substantial, and we have identified what we believe are the major components of this transition and have developed strategies to allow us to capitalize on this transition.

      Technology-based supply chain management techniques allow us to substantially lower procurement costs, manage inventory and supply chain logistics more efficiently, sell more effectively, and increase the value of our products to consumers:

     o Lower procurement costs: As discussed above, we are focusing efforts on bringing more of our procurement online in an effort to remove barriers to bidding and increase our global reach. We expect this to lead to substantial savings over the next several years.

     o Supply chain management: Tier 1 suppliers have traditionally built up inventory to support the needs of VM customers. We have implemented just-in-time deliveries and shipments and we plan to use technology to improve our logistics. We are evaluating various e-commerce solutions that will enable us to manage our freight operations on a real time basis - linking the key freight operations via the Internet. Billing would be managed electronically and the system would provide us with instantaneous logistics data that allow us to understand the underlying issues and optimize our material flow. Visteon is also planning to change the way we handle procurement of carriers by going to an e-commerce bidding process that would allow opportunities for further freight savings.

     o Increased selling effectiveness: Visteon has an e-commerce web site, www.evisteon.com, that currently facilitates the sale and service of our aftermarket products both for our business partners and for consumers. Feedback and experience from this web site over the last few months has resulted in an aggressive plan to update this web site and enhance our transactional processing capability. We expect that by the middle of 2000, www.evisteon.com will transition from being a site that only facilitates our selling to a site where our business partners will also conduct business. Our North American and European business partners will be able to access an electronic catalog that will permit them to view inventory availability and submit orders. This is especially useful for small and/or remote customers, who would traditionally have less access to this information. They will also be able to select shipping methods, track order status and obtain account information online.

      Additionally, we plan to use e-commerce to increase the value of our products to consumers. As the importance of wireless technology increases, consumers will want to retrofit cars to include updated communication capabilities. As drivers spend increasing time connected to the outside world, we are well positioned to provide the necessary technology and interface.

      Finally, we believe that by manufacturing innovative products, especially those that are technologically advanced or that have regulatory or safety impacts, we provide products that are not purchased solely on the basis of price and which distinguish us in the Tier 1 arena.

      Exploit Our Technology and Systems Engineering Leadership. Consumers are increasingly demanding technology and electronics to make their cars safer, more convenient and more comfortable. We believe that the use of electronics integration and systems engineering to increase the functionality and personalization of products is key to our future success. As VMs increasingly demand systems instead of individual components, we expect to capitalize on that trend. We are one of the few global suppliers able to deliver systems to VMs across a wide array of product areas, with particular expertise in climate control, audio and instrumentation. Together, sales of these three types of systems accounted for $4.7 billion of our sales in 1999. We have extensive experience in engineering complex and interactive vehicle systems, and have a strong technical knowledge of vehicle and user requirements that form the basis for integrating new technologies. Our systems engineering process allows us to quickly interpret and translate customer (VM and consumer) needs to develop innovative systems-based solutions depending on the needs of individual VMs and the aftermarket. Our advanced technology organization works across business and functional lines to identify, develop and incubate new products and businesses.

      Examples of our application of technology and systems engineering for competitive advantage are:

     o We have developed innovative electronics-based, consumer products such as dual staged air bag crash sensors, navigation systems, voice-activated control systems, Internet-linked in-car computer systems and rear seat entertainment systems, demonstrating our ability to utilize the latest technology and provide consumers added convenience, pleasure and safety. Examples of sales to VMs in these high growth areas include voice activation, included in the 2000 Jaguar S-Type, and an adaptive restraint module with crash severity algorithm and crash sensors, included in the 2000 Taurus. Our rear seat entertainment systems were first introduced in the aftermarket in mid-1999 and quickly resulted in awarded VM business that will reach $40 million annually. We have product development relationships with leaders in the consumer electronics arena, such as Nintendo Co., Ltd., Bang & Olufsen Holding A/S and Boston Acoustics, Inc.

     o We are developing Superintegration, a technology that integrates electronics into the surrounding environment in a highly flexible, cost and space-efficient manner and provides the VM with significant advantages in assembly, service and function. For example, our superintegrated cockpit, which we have begun to market to VMs, incorporates all the standard cockpit functions at a substantial cost reduction and improves service, quality and reliability while increasing the ease of upgrade. The superintegrated cockpit program has showcased our technical abilities with key new customers and allowed us to win more conventional systems and module business. The superintegrated cockpit revolutionizes the design and manufacturing process for what used to be a number of separately designed systems. For example, instead of having separate power supplies for the instrument cluster, the radio and the electronic climate control system, the superintegrated cockpit would have one power supply, and instead of having separate tone generators to signal that the car doors are open or that the keys have been left in the ignition, the audio system's speakers would be used. The superintegrated cockpit is designed to reduce weight by 20% and delivery cost reductions in the range of 14% to 20%. We also believe it will deliver a 27% improvement in service time and a 30% increase in quality versus traditional designs. We believe that Superintegration will be a key competitive advantage for us.

     o We use advanced engineering tools to create a virtual design and testing environment. The use of these tools enables fast product development cycles, minimizes cost and optimizes product performance. For example, Visteon utilizes a proprietary technology to efficiently explore alternative vehicle interiors to satisfy ergonomic and other functions important to consumers. This three dimensional computer-based tool creates occupant parameters inside a virtual vehicle to investigate the ideal relationship between passengers and the vehicle interior at the concept design stage. Once modeled, this analysis can be done in minutes instead of weeks, without the need for prototypes.

      Grow Our Aftermarket Business. The aftermarket represents a major opportunity for revenue and earnings growth. The time between design and launch is only a matter of months, as compared to years in the case of new vehicle production, allowing us to increase revenues more quickly. The aftermarket also offers an opportunity to sell higher margin products and improve Visteon's overall returns by leveraging our existing investments in engineering and production. Importantly, the aftermarket serves as a forum for proving consumer acceptance and commercial viability of new high technology product concepts, leading to introduction in the new vehicle market. For example, the success of our rear seat entertainment system in the aftermarket was a key factor in influencing VMs to include it in their new vehicle programs. As we develop our brands and introduce products in conjunction with leading brands, we expect consumers to increasingly demand our products from VMs and "pull" these products through the supply chain. The aftermarket also serves as a partial diversification of our VM business.

      As a major original equipment supplier to VMs, Visteon is well positioned to capitalize on this market. We understand the complex characteristics of automotive vehicles and our aftermarket replacement products are appealing to consumers who wish to maintain the original performance and appearance of their vehicles. Our sales to the aftermarket grew at a compound annual growth rate of 16% between 1997 and 1999, from about $660 million to about $885 million. Most of this growth was in sales to non-Ford customers.

      Our aftermarket strategy includes expanding our existing product lines to "all makes," establishing a strong presence in new markets, building worldwide distribution channels (including a business-to-business strategy online at www.evisteon.com) and continuing our aggressive launch of new products. Particular attention will be paid to utilizing new technologies whenever possible. We believe that direct sales to consumers will increase over time. As part of our strategy formulation, we have identified two major areas of opportunity:

     o Vehicle Personalization. Many consumers are looking to enhance or personalize the performance and appearance of their vehicles. Fit, finish and durability are essential elements for success in this area. Our position as a leading VM supplier allows us to provide high quality products that incorporate these elements. To take full advantage of this opportunity, Visteon has launched an aftermarket brand initiative under the RoadFx(TM])name.

     o Replacements/repairs. This area allows us to capitalize on our existing designs, tooling and manufacturing facilities. Remanufacturing, in particular, is one of the fastest growing and most profitable segments in the aftermarket, driven by strong economic pressure on the cost of vehicle ownership (remanufactured parts retail for about half the price of new parts) and the perception that it is environmentally friendly.

      We continue to use technology to strengthen our current brands while developing equity in new brand names:

     o Visteon multimedia products like the CD6 Music System, NavMate(R) Navigation System and Rear Seat Entertainment
          System, will be marketed and sold under the Visteon name, as these products fall under the high technology umbrella of Visteon and support the company's overall positioning strategy. A key branding strategy of the aftermarket is to partner with well-respected companies and brand names to help differentiate Visteon multimedia products and to create greater consumer awareness. We have product development relationships with consumer electronics leaders like Nintendo, Bang & Olufsen, Texas Instruments, Microsoft Corporation, Intel Corporation and Boston Acoustics. We are already selling several products directly to consumers over the Internet, such as the NavMate(R) Navigation System and the Visteon/Nintendo Rear
          Seat Entertainment System.

     o The aftermarket climate control business of Visteon utilizes the most complex branding strategy due to its diverse distribution channel. The ClimatePro(TM) by Visteon brand is distributed through the traditional distribution network (to service providers via distributors); Midas Gold(R) by Visteon is distributed to more than 2,100 Midas, Inc. franchises; and our co-manufacturing customers re-label Visteon's products under their private brands. Counterman, a leading aftermarket parts and service publication, ranked our contract with Midas as one of the major aftermarket announcements of 1999. Visteon is currently developing another brand name for the retail network.

      Streamline and Focus Our Product Portfolio. Our long history as the largest supplier of systems, modules and components to Ford has given us one of the broadest portfolios in the automotive parts industry. This comprehensive array of products is a strategic advantage for us - it allows us to compete across many component areas and plays a key role in supporting our systems capabilities.

      While having a broad portfolio remains important to our success, we believe that our spin-off from Ford will give us the flexibility and opportunity to focus our investment and technical resources in high growth, strategic and high margin areas. We have implemented, and continue to refine, a portfolio management process. Through this process we regularly evaluate all of our product lines to assess how each supports our overall vision and strategic objectives, with a focus on electronics and systems integration. We intend to invest in those businesses that fit our strategic vision and focus on electronics and systems integration, while exploring every opportunity to address low return operations. For example, we sold our steel wheels business in 1999, as we believed this to be a non-strategic, low margin business. In addition, we intend to pursue strategic acquisitions and alliances that complement or fill gaps in our product portfolio, enhance our design, engineering and manufacturing capabilities and increase our access to new markets and customers. For example, Autoneural Systems, our partnership with Sumitomo Electric Wiring Systems, Inc. combines our extensive automotive systems capabilities and Sumitomo's advanced electrical distribution expertise and provides added capability in delivering complete vehicle systems.

      We believe that our spin-off from Ford will increase our ability to manage our product portfolio over the long term based on our own strategic objectives. Our labor arrangements, however, place some limits on our ability to divest or restructure businesses in the near term.

                            Description of Business

Sales and Awarded Business

      We sell to four principal types of customers:

          o    Ford VM

          o    non-Ford VM

          o    Ford aftermarket

          o    non-Ford aftermarket

      We expect that Ford will remain our largest customer for the foreseeable future due to the long-term nature of sales contracts in our industry, our strong customer-supplier relationship with Ford and our supply agreement with Ford. Our sales to non-Ford customers have grown from about 7% of our total sales in 1997 to about 12% of our total sales in 1999, and we expect our non-Ford sales to increase in the future. Recent non-Ford business wins include rear seat entertainment systems for General Motors, steering pumps and gears for DaimlerChrysler, cockpits for Hyundai and audio systems for Fiat.

      We sell our products to the worldwide aftermarket for replacement parts. Currently, about 42% of our aftermarket sales are to Ford's Automotive Consumer Services Group for distribution principally to the North American aftermarket.

      We sell our products globally. Of our 1999 total sales, about 80.8% were in North America, 15.8% were in Europe and 3.4% were in the rest of the world, primarily Latin America and Asia-Pacific.

      The following table delineates our total sales for the periods indicated:

                                         Year Ended December 31,
                                 ---------------------------------------
                                   1999           1998            1997
                                 --------       --------        --------
By customer:
 Ford VM..................        86.4%           90.2%           91.1%
 Non-Ford VM..............         9.0             5.8             5.0
 Ford Aftermarket.........         1.9             1.9             1.8
 Non-Ford Aftermarket.....         2.7             2.1             2.1
                                 -----           -----           -----
     Total................       100.0%          100.0%          100.0%
                                 =====           =====           =====
By geographic region:
 North America............        80.8%           83.2%           82.4%
 Europe...................        15.8            15.1            15.4
 Other (rest of world)....         3.4             1.7             2.2
                                 -----           -----           -----
     Total................       100.0%          100.0%          100.0%
                                 =====           =====           =====

"Ford Aftermarket" refers to sales to Ford's Automotive Consumers Services
Group and "non-Ford Aftermarket" refers to sales to other aftermarket customers. Our sales by geographic region are reported by the location of delivery of product to the customer.

      Contracts for VM Business. Automotive parts are generally sourced for the length of production of a vehicle program, generally from three to seven years. Tier 1 suppliers generally compete for new VM business at the beginning of the development of new vehicle models and upon the redesign of existing vehicle models, at which time a supplier would bid for the "replacement cycle" of an existing product program. New vehicle model development generally begins two to five years before the marketing of models to consumers. As a result, a significant portion of a supplier's annual sales are generated pursuant to arrangements entered into about two to five years before the sales related to those arrangements begin to be realized.

      The Tier 1 sourcing process for vehicle programs typically begins when a VM seeks requests for quotations or initiates a development program with several suppliers three to six years before anticipated vehicle production. Based on these quotations, VMs in many cases then select and work with a supplier on specific component design and development projects related to the new vehicle program. The VM will then develop a proposed production timetable, including current vehicle volume and option mix estimates based on its own assumptions, and then source business with the supplier pursuant to written contracts, purchase orders or other firm commitments, provided that the supplier can meet the VM's designated conditions.

      Awarded Business. We believe that we currently have a solid foundation of awarded business upon which to grow our company once we are separated from Ford. We track as "awarded business" the future sales that we have a strong expectation of realizing. In calculating our awarded business, we have made various assumptions and estimates regarding, among other things, the timing and volume of vehicle production, option mix and product pricing. We have not assumed that we will win any new business beyond that we have already been awarded, but we have assumed that we will retain business upon minor and major "refreshenings," except for (i) some business that we believe Ford will seek to resource because we supply an overwhelming portion of that business and (ii) some less attractive business on which we may choose not to bid. In estimating our awarded business, we use assumptions about the volume and timing of vehicle production and option mix and product pricing, adjusted based on other information we may have.

      While we believe our assumptions to be reasonable and the methodology by which we track our awarded business to be appropriate, we continuously evaluate and from time to time make modifications to our assumptions and methodology. As a result, awarded business is not the same as contractual backlog, and we cannot assure you that we will in fact realize any specific amount of awarded business because it remains in all cases subject to a number of important risks and uncertainties. VMs may delay, cancel or redesign vehicle programs, or may resource business away from us upon a refreshening. In addition, our VM customers generally have a contractual right to replace us with another supplier throughout the duration of a contract for a variety of reasons, although the impact of this contractual right is mitigated to some extent by the substantial re-engineering costs that a VM typically would need to incur in order to introduce a new supplier to an established vehicle platform.

      Subject to these and other risks and uncertainties, we currently estimate sales from our existing awarded business as follows:

                                 2004      2003      2002      2001      2000
                                 ----      ----      ----      ----      ----
                                                (in billions)
Awarded business (Ford).....  $  13.9   $  15.3   $  16.5   $  16.0   $  16.3
Awarded business (non-Ford).      4.4       4.2       3.8       3.1       2.5
                              -------   -------   -------   -------   -------
 Total......................  $  18.3   $  19.5   $  20.3   $  19.1   $  18.8
                              =======   =======   =======   =======   =======

      The amount of our awarded business declines over time as the vehicle programs in which we are currently participating mature and eventually terminate. However, we expect over time, particularly in the later years, that we will be awarded additional business from Ford and, increasingly, other customers.

Products

      We operate in three business segments - Comfort, Communication & Safety, Dynamics & Energy Conversion and Glass. The following table shows our total sales and net income (loss) by segment and in total for the last three years:

                                                    Total Sales                          Net Income (Loss)
                                       ------------------------------------     ----------------------------------
                                                   December 31,                             December 31,
                                       ------------------------------------     ----------------------------------
                                          1999         1998         1997           1999        1998         1997
                                       ----------    ----------  ----------     ---------   ----------    --------
                                                                       (in millions)
Comfort, Communication & Safety.....    $   9,377    $   8,337    $   8,545      $    422    $    452     $    439
Dynamics & Energy Conversion........        9,216        8,673        7,918           344         294          136
Glass...............................          773          752          757             3         (15)         (25)
                                        ---------    ---------    ---------      --------    --------     --------
 Total (including unallocated
   interest)........................    $  19,366    $  17,762    $  17,220      $    735    $    703     $    511
                                        =========    =========    =========      ========    ========     ========

      The following discussion describes each of our segments, as well as the major product groups within each segment.

    Comfort, Communication & Safety

      Our Comfort, Communication & Safety segment is composed of our climate control systems product group, which produces systems, modules and components in the areas of fluid transport, air handling, heat exchange and compressors, and our interior/exterior systems product group, which produces systems, modules and components in the areas of cockpits, instrument panels, interior trim and seats, lighting and bumpers, as well as safety and convenience systems such as air bag electronics and voice activated control. Comfort, Communication & Safety accounted for about $9.4 billion, or 48.4%, of our 1999 total sales.

      Climate Control Systems. Our climate control systems product group is one of the leading global suppliers of components and systems that provide automotive heating, ventilation and air conditioning and powertrain cooling. The climate control systems product group is divided into four business units: heat exchanger, air handling, compressors and fluid transport. Climate control systems operates in 24 manufacturing facilities throughout the world, of which 14 are outside of North America and 12 are non-unionized and one is shared with another Visteon product group.

      Our climate control systems product group is well positioned to capitalize as air conditioning becomes standard equipment on European models due to increasing consumer demand. Only 42% of vehicles manufactured in Europe in 1996 contained air conditioning systems. It is estimated that about 70% of vehicles manufactured in Europe in 2002 will contain air conditioning systems.

      In 1998, we acquired an 80% stake in PABA, Inc., a manufacturer and distributor of aftermarket climate control products in North America. This positioned us to supply replacement climate control parts for virtually every make and model of automobile driven in North America. Based on the strength of our product portfolio, we recently entered into an agreement with Midas under which we will be the sole climate control component and system provider to Midas.

      Our climate control systems product group has demonstrated strong full-service design capabilities and significant technological developments, leading to major new business wins with VMs like General Motors, Jaguar and Honda.

      Interior/Exterior Systems. Our interior/exterior systems product group is one of the leading global suppliers of cockpit modules, in-vehicle entertainment, driver information, navigation, wireless communication, safety and security electronics, exterior lighting, bumpers and fascias. The interior/exterior systems product group is divided into five business units: cockpit systems - North America and Asia-Pacific, interior systems - Europe and South America, lighting, interior trim and seats, and bumpers. Interior/exterior systems operates in 37 manufacturing facilities throughout the world, of which 26 are outside of North America and four are non-unionized and two are shared with another Visteon product group.

      To secure its position as a global cockpit provider, Visteon acquired the automotive interiors division of Compagnie Plastic Omnium and a majority interest in Duck Yang Ind. Co., Ltd., substantially increasing Visteon's penetration into Europe and Asia, giving us increased access to five VMs out of the world's 20 largest. Our acquisition of the automotive interiors division of Compagnie Plastic Omnium adds about $400 million of annual sales.

      Because of its critical role in the sensitive design phase for a new vehicle platform, interior/exterior systems has been limited in its ability to bid on non-Ford business. Despite this difficulty, interior/exterior systems has recently won several significant new contracts with General Motors, DaimlerChrysler, Honda, Renault, Fiat and Peugeot. By being spun-off from Ford, we expect to be able to substantially increase our non-Ford sales.

               The following table shows the various products in our Comfort, Communication & Safety segment:

Product Line                                  Description
----------------------------------------      ---------------------------------------------------------------
Climate Control Systems

   Heat Exchanger                             Some of the products produced by this unit include radiators, condensers, evaporator and heater cores, cooling modules and intercoolers.

                                              The unit also produces exhaust gas recirculated coolers which aid in the improvement of diesel emissions with the new generation of diesel engines.

   Air Handling                               Some of the products produced by this unit include heating, ventilating and cooling modules, manual controls and electronic automatic temperature controls.

   Compressors                                This unit produces piston compressors that raise refrigerant pressures to provide interior cooling as part of the air conditioning system and scroll compressors that utilize scroll technology (which utilizes rolling rather than sliding components, reducing friction and extending component durability up to 10 years/150,000 miles) for air conditioning systems.

   Fluid Transport                            This unit produces pressurized a/c hoses (that route refrigerant in the air conditioning system), accumulators (which are pressurized reservoirs for the refrigerant in the air conditioning system), and hydraulic hoses for power steering.
Interior/Exterior Systems

   Interior Systems/Safety

   Multimedia Systems                         This unit produces a wide range of audio systems and components, including integrated cassette/CD/DVD radios, amplifiers, and audiophile systems such as Mach(TM), as well as other systems made in conjunction with Bang & Olufsen and Boston Acoustics.

                                       53


   Entertainment Systems                      This unit produces integrated in-vehicle systems which transform home electronic products into automotive vehicle entertainment systems, including DVD and VHS players.  We have worked with companies like Nintendo and Sharp Electronics Corporation to bring their systems into the automobile.

   Advance Communication Systems              This unit produces products such as wireless portable cellular phone docking units, satellite digital audio radio, ICES(TM) (which is electronic hardware and software architecture that supports information, communication, entertainment, safety and security features) vehicle emergency messaging and NavMate(R) (which is an in-vehicle, turn-by-turn navigation system with route guidance provided through a color display screen, turn icons and voice directions).  These systems are able to move information into, out of, and around the vehicle utilizing technologies like the Global
                                              Positioning System, the Internet, cellular, voice activated control, the
                                              Microsoft Windows CE(TM) operating system and the Palm(TM)
                                              interface.

   Vehicle Body Electronics                   This unit produces electronic products that can control or sense various functions within the vehicle, including safety, switching, security and control.  Examples include remote keyless entry, anti-
                                              theft and multiplexing modules, which reduce electrical wires and connectors.

   Cockpit Modules and Instrument             These units produce fully integrated instrument panels which
   Panels                                     incorporate the latest safety, driver information, electrical distribution, multimedia, advance communication and climate control systems.  These functional instrument panels are styled to correspond to vehicle brand image.  They can be hard, soft or 100%
                                              recyclable panels.  Soft panels can utilize a cast skin process or an environmentally friendly vacuum formed process.

   Safety/Security Systems                    This unit produces products for occupant protection through crash deployment electronics, crash detection electronics, emergency messaging systems, remote keyless vehicle entry, engine
                                              immobilizers, airbag cutoff sub-systems, occupant position/weight sensing systems, energy absorbing materials and energy management electronics.

   Driver Information Systems                 This unit produces information displays using projected imaging systems to analog/digital instrumentation.  Information systems and components provide vehicle information and include analog, electronic and high impact instrument clusters, message centers, fuel computers, clocks and warning modules.  Future technologies such as virtual and re-configurable projected image displays/message systems are under development.

                                       54

   Seat Systems                               This unit produces luxury seating systems which incorporate enhanced safety, comfort and styling concepts.  Our safety seats enhance occupant protection through better energy management, crash severity adaptivity, integrated airbags and anti-whiplash features.  We also produce theater seats which deliver styling and comfort in the movie world.

                                              Our interior systems group also produces advanced door modules and systems as well as a variety of interior trim products enhancing the look and feel of the vehicle's interior.
   Exterior Systems

   Lighting Systems                           This unit produces front lamps, signal lamps and rear lamps which utilize special optic-design software.

   Bumpers                                    This unit produces painted fascias and bumpers for front and rear that support the vehicle energy management system using blow molding and injection molded technologies.



    Dynamics & Energy Conversion

      Our Dynamics & Energy Conversion segment is composed of our energy transformation systems product group, which produces systems, modules and components in the areas of energy management, distributed power generation, electrical conversion, and fuel storage and delivery, and our chassis systems product group, which produces systems, modules and components in the areas of axle and driveline, steering and chassis products. Dynamics & Energy Conversion accounted for about $9.2 billion, or 47.6%, of our 1999 total sales.

      Energy Transformation Systems. Our energy transformation systems product group is one of the leading global suppliers of systems, modules and components for enhancing powertrain performance, fuel economy and emissions control. The energy transformation systems product group is divided into five business units: energy management - North and South America, energy management - Europe and Asia-Pacific, electrical conversion, fuel storage and delivery, and distributed power generation. Energy transformation systems operates in 22 manufacturing facilities throughout the world, of which 12 are outside of North America and seven are non-unionized and 11 are shared with another Visteon product group.

      Energy transformation systems has developed a product portfolio that will benefit from several trends in the energy market. Over time, it is expected that direct injection, hybrid vehicles, and, in the longer term, fuel cells will replace port fuel injection. As a result, over the last few years, energy transformation systems has increased its engineering spending on new systems, restructuring its capabilities to offer products that address these trends, such as the 42-volt electrical system, which will power increased electronics and electrical devices in the automotive vehicle.

      Energy transformation systems has also developed important technology for distributed power products and has begun commercialization of these products outside of the non-automotive area. Distributed power, which is the use of electrical generators (micro-turbine, battery or fuel cell powered) to supply locally to households, commercial sites and ultimately to the main power grid, is a fast growing market. We intend to participate in the growth of this market by supplying electronic controls as well as hardware and software.

      Energy Transformation Systems has recently won several significant new contracts with VMs like GM, Honda, Toyota and Volkswagen in the automotive area, and Honeywell International in the non-automotive area.

      Chassis Systems. Our chassis systems product group is one of the leading global suppliers of complete chassis systems, modules and components. The chassis systems product group is divided into three business units: chassis components, axle/driveline and steering systems. Chassis systems operates in ten factories throughout the world, of which five are outside of North America, one is non-unionized and one is shared with another Visteon product group.

      Chassis systems is one of the few suppliers that can design and manage a fully integrated chassis composed of driveline and axle systems, steering systems and suspension systems. Chassis systems' product portfolio is currently aligned with its "manage torque to the wheels" strategy. This facilitates true driveline and chassis system optimization and added customer value by eliminating significant design and test lead time.

      Chassis systems is developing new products which combine fuel savings, driving and steering enhancement, and ease of assembly, such as electric power assist steering, which provides 4% to 4.5% fuel economy savings on a vehicle the size of a Ford Focus. Additionally, chassis systems leads the market in technology for four wheel drive and all wheel drive vehicles.

      Our chassis systems product group has recently won significant new contracts with General Motors and DaimlerChrysler.

      The following table shows the various products in our Dynamics & Energy Conversion segment:

Product Line                                    Description
------------                                    -----------
Energy Transformation Systems

   Energy Management                            Some of the products produced by this division include: electronic engine controls, throttle body valves, fuel pressure
                                                regulators/dampers, speed control systems, sensors, injectors/fuel rails and plastic intake manifolds.

   Electrical Conversion                        This unit produces alternators, starters, ignition coils, poly-gel mitigators, which aid the production of efficient bumper energy absorbers lowering collision damage at low speeds, and custom designed front and rear wiper/washer systems.  For future needs, we are developing a 42-volt electrical system.

   Fuel Storage and Delivery                    This unit produces fuel tanks, delivery modules, oil and water pumps and carbon canisters, which control evaporative emissions.

   Distributed Power                            This unit produces power conditioning systems that provide stand-
                                                alone electricity generation capacity to non-automotive customers.
Chassis Systems

   Suspension and Fully Integrated              This unit produces front and rear modules, corner modules,
   Chassis Systems                              suspension electronic modules, springs, stabilizer bars, knuckles and spindles.  In addition, this unit is developing superintegrated chassis systems for optimal performance.

   Axle/driveline                               This unit produces all wheel drive systems, hypoid rear axles, independent suspension axles, driveshafts, halfshafts, power take-off units (which send power to both the front and rear wheels in 4 wheel drive and all wheel drive vehicles), brake discs and brake drums.

   Steering Systems                             This unit produces hydraulic power assisted steering systems, rack and pinion steering gears, recirculating ball nut steering gears, power steering pumps, steering columns, electric and electro-hydraulic systems and manual steering gears.

                                       56


   Exhaust Systems                              This unit produces a full range of catalytic converters which treats the vehicle's tailpipe exhaust in order for it to comply with the clean air requirements.

    Glass

      Our Glass segment is composed of our vehicle glazing product group, which produces glass products for Ford and aftermarket customers, and our commercial glass product group, which produces float glass for commercial architecture. The Glass segment is divided into two product groups: vehicle glazing and commercial glass. Glass accounted for about $773 million, or 4.0%, of our 1999 total sales. Glass operates in five manufacturing facilities, of which one is outside of North America and two are non-unionized.

      Additionally, Visteon plans to increase the profitability of its existing operations by shifting high labor content production from unprofitable operations to lower cost facilities. In the past year, the Glass segment was able to increase its profitability through significant head count rationalizations and plant closure, rationalization of its bidding for new VM business, controls on capital expenditures, and focus on reducing material costs.

      The following table provides a description of the Glass segment product lines:

Product Line                                 Description
------------                                 -----------
   Vehicle Glazing                           Products include windshields, backlites, moon roofs, and side windows.  Capabilities include glass design, development and manufacturing.  Aftermarket replacement glass products are distributed under the Carlite(R) brand name.

   Commercial Glass                          This unit produces float glass for commercial architectural and automotive markets.

Product Technology and Development

      We have substantial technical and vehicle systems integration expertise. We have worked directly with Ford's vehicle design engineers to develop innovative products and complete automotive systems for Ford's vehicles. As a result, we have developed a comprehensive knowledge of the design, engineering, manufacture and operation of all aspects of the automotive vehicle. We have been responsible for the introduction of a number of innovations in the automotive industry such as integrated voice activated control of the cellular phone, audio system and climate control system, currently available in the Jaguar S-Type.

      We believe our engineering and technical expertise, together with our emphasis on continuing research and development, allows us to use the latest technologies, materials and processes to solve problems for our customers and to bring new, innovative products to the market. Visteon has strategically located design and manufacturing activities in 20 countries, and more than 125 manufacturing, engineering, sales and technical centers to provide our worldwide VM customers with local design, application and manufacturing capabilities. We have over 8,900 technical personnel around the world.

      The Visteon Technology Office serves as the nerve center of our engineering operation. This organization, with representatives from each of Visteon's systems areas, works to maximize Visteon's systems integration capabilities in technology development worldwide. The group works primarily to identify and prioritize new technology development. Additionally, it acts as the "incubator" of new and cross-divisional technologies. The level of systems integration that Visteon is presently developing goes far beyond that found on any vehicle or system today.

      The following table shows information on our technology, research and development:

                                                                     Year Ended December 31,
                                                          ------------------------------------------
                                                               1999          1998         1997
                                                          ------------  -------------  -------------

Research and development expenditures (in millions)...     $  1,115     $  1,004       $  855
Research and development as a percentage of sales.....          5.7%         5.7%         5.0%
Patents awarded
      Primary.........................................          146          134          113
      Global..........................................          267*         302          221
Patent applications
      Primary.........................................          249          206          192
      Global..........................................          683*         560          548
Engineers, scientists, technical
  specialists and technicians.........................        8,900        8,100        7,800

----------
* There is a time lag in reporting of non-United States patents and patent applications. Therefore, these numbers are not complete.

      Our total expenditures for research and development activities are expected to be about $1.2 billion in 2000.

      Our separation arrangements with Ford generally provide that we will own intellectual property rights associated with technologies that support development or integration of vehicle components and that Ford will retain intellectual property rights associated with technologies that support vehicle systems integration or brand identities. Accordingly, Ford has transferred to us full ownership of over 3,700 patents and patent applications worldwide, including over 1,500 primary patents and pending patent applications. In addition, we and Ford have agreed to cross-license most of these intellectual property rights to each other to the extent they are associated with technologies developed prior to August 1, 1999. These cross-licenses will be non-exclusive, royalty-free, and will include rights to make, have made, use and sell the licensee's products. As a result, Ford will be permitted to have our competitors produce components for Ford utilizing our technology licensed to Ford. We believe that the aggregate values of the cross-licenses are about equal. We believe that we are receiving the intellectual property necessary for us to conduct our business.

      We have been actively working with technology development partners as well as our customers to develop several important technological capabilities. We believe that our electronics integration expertise and our systems capabilities will enable us to continue to provide innovative, systems-based solutions for our customers in the future. Many of these advanced products are being developed through partnerships between our product system groups. Advanced products such as these will allow Visteon to participate in the substantial growth we expect to see in vehicle-integrated electronics and systems. Some of these products include:

          o Adaptive Cruise Control. This system uses a forward-looking sensor to detect other vehicles or objects in front of the vehicle. The system reduces speed when approaching slower-moving vehicles by adjusting the throttle or the brake. The system maintains a "safe" distance based on highway speed and gap between vehicles. The adaptive cruise control system should improve safety by reducing the risk of collision, while at the same time improving driver comfort and convenience. We currently expect this product to be available in 2003.

          o Adaptive Restraint System. This system provides a VM with the next generation of safety performance. These adaptive restraints provide tailored deployment of the front and side air bags to match the severity of the crash, taking into account whether an occupant is belted or unbelted and the location of the seat relative to the air bag. To complement adaptive air bag deployment, Visteon also has multiple solutions to provide weight sensing for passenger air bag suppression and occupant detection. This system is ahead of any federal requirements. This product is currently available on the 2000 Ford Taurus.

          o ICES (Information, Communication, Entertainment, Safety & Security System). ICES is a vehicle computing platform capable of supporting an on-board multimedia system that we are developing with

               Intel and Microsoft. It consists of an open hardware and software electronics architecture that makes possible a wide range of features, from emergency calls and navigation to on-board entertainment. A core feature is Visteon's voice recognition technology, which allows drivers to use a wide range of features safely, with verbal commands. We currently expect this product to be available in 2000.

          o RPID (Reconfigurable Projected Image Display). A reconfigurable, integrated instrument cluster employing a high-definition video display, allowing a user to personalize an instrument cluster and its gauges. This highly advanced product is currently under development and uses technology licensed from Texas Instruments. We currently expect this product to be available in 2003.

      Visteon's research and development focus is directed toward the following areas:

          o Environmental. New legislation for environment-friendly products provides growth opportunity for those companies that can use technology to introduce environment-friendly products with few value trade-offs. One example is Visteon's next generation air-conditioning system that uses high pressure CO(2) as its refrigerant. This solution make economic sense and does not represent the leakage or disposal hazard of current refrigerants.

          o Safety. As highway speeds, vehicle size and traffic congestion increase, the risk associated with a vehicle fatality increases. To address this concern, Visteon is developing passive as well as active safety systems - the latter capable of supporting intelligent transportation systems. Collision avoidance systems, occupant protection systems and adaptive cruise control are a few examples of the products that Visteon has in its product pipeline to support its vision of tomorrow's transportation network.

          o Human-Machine Interface. Our researchers believe that the next major area of electronics growth in the vehicle is the human-machine interface. Visteon has introduced leading-edge voice technology that controls audio, climate, and communication systems. The opportunity for the proliferation of voice technology throughout the vehicle and beyond is significant and Visteon expects to participate in that growth through its leadership position in this technology.

          o Passenger Comfort and Convenience. As consumers spend more time in their automobiles, systems that provide heightened levels of comfort and convenience become a prerequisite for their vehicle purchase decision. Visteon's anticipation of consumer needs, combined with our considerable electronics integration capability, have resulted in a stream of products that enhance vehicle comfort and convenience from navigation to wireless communication systems.

          o Process Enablers. Visteon believes its proprietary computer modeling capabilities are key to achieving world-class speed-to-market with new products and systems, and gaining access to new customers. For example, a new modeling tool that allows us to assess occupant ergonomic, comfort, and convenience factors in a virtual environment significantly shortens development times and reduces prototype tooling costs.

      We believe that continued research and development activities are critical to maintaining our leadership position in the industry and will provide us with a competitive edge as we seek additional business with new and existing customers.

Production

      Global Presence. We seek to maximize our operating performance in order to enhance our financial performance in the current highly competitive environment. Visteon's global footprint, operational productivity and customer focus are essential elements that provide the basis for achieving our business objectives. As of December 31, 1999, Visteon operated 84 owned and leased manufacturing sites in 20 countries, representing every major region of the world. We also maintain a network of engineering and technical centers in every major region of the world. We believe that our manufacturing presence is one of the most expansive in the global automotive parts industry.

      Visteon Production System (VPS). In 1995, we developed and began the process of implementing the Visteon Production System (VPS) throughout our global operations. VPS is designed to optimize material flow and inventory while creating a flexible and predictable common production system. It integrates processes for human resources, industrial materials, material flow, in-station process control, total productive maintenance, engineering and our quality operating system. We are able to leverage our skill base, a key element of the process by engaging the people on the shop floor who have direct involvement in how operations are set up and run on a day-to-day basis. Through the implementation of VPS we expect to continue to reduce our manufacturing investments, costs and floor space utilization, while increasing our productivity and improving our inventory management. VPS has allowed us to:

          o achieve better inventory turns (currently 22 inventory turns/year)

          o improve gross manufacturing efficiency, resulting in gross savings of $537 million (cumulatively) in 1998 and 1999

          o improve product quality (from 1994 to 1999, warranty costs for Visteon-supplied products dropped by an estimated 38%)

          o    be more responsive to the changing needs of our customers

      A key part of VPS is "lean" cell-based manufacturing for new programs and converting existing production facilities to "lean" where feasible. The "lean" methodology relies on smaller manufacturing units rather than dedicated large assembly lines and leads to a number of operational improvements. This approach allows greater flexibility and lower floor space, inventory and investment. Currently, Visteon has completed 129 lean cells, has 128 more lean cells under way, expected to be completed by December 2000, and has 329 additional lean cells planned, expected to be completed in the next few years. Impressive results have been achieved from our first round of implementation and have partially offset increased labor costs; while results vary from project to project, an example is the Sheldon Road climate control lean cell, in Plymouth, Michigan, which resulted in a 58% reduction in floor space required, a 76% reduction in inventory and an investment avoidance equal to 66% of the project's initial estimated cost.

      In-Line Vehicle Sequencing. Principally as a result of manufacturing initiatives designed to reduce assembly costs, VMs often require their suppliers to provide just-in-time delivery of pre-assembled systems or modules directly to their production lines. Just-in-time delivery provides multiple, small-batch deliveries on an as-needed basis compared to traditional large-batch deliveries which increase inventory levels and reduce the VM's assembly efficiency. Just-in-time delivery generally requires that the supplier have a local presence where some sub-assembly functions are performed in close proximity to the VM's manufacturing facility. As a result, the supplier's facility becomes, in effect, an extension of the VM's manufacturing process.

      Our in-line vehicle sequencing process takes just-in-time delivery one step further by providing our products not only when the VM needs them, but also in the correct assembly sequence. For example, we supply to in-line sequenced Ford vehicle assembly plants in both North America and Europe. Currently, we assemble and deliver instrument panels for the Expedition vehicle that are sequentially unloaded from the container, with the correct color and options, for attachment directly onto the vehicle as it moves down the VM's assembly line. Our in-line vehicle sequencing process enables us to better service our VM customers' needs through the coordination of our own manufacturing processes with those of our customers. We currently supply in-sequence cockpits for the Ford Expedition and the Lincoln Navigator, as well as for the Ford Focus in Europe, and bumpers for the Navigator, the Focus and other Lincoln vehicles.

Procurement

      We use global procurement to obtain competitive prices for our direct and indirect materials, machinery, equipment and services, as well as for parts we purchase from other suppliers for use in our product offerings. Currently, Ford handles purchases for some of our raw material and subcomponent and component needs. We believe that our size enables us to have sufficient scale and purchasing leverage to avoid incurring incremental purchasing costs following our spin-off from Ford. In 1999, our total purchases were about $9.8 billion. This amount covered our purchases of parts from other suppliers for use in our product offerings, as well as raw materials and associated freight and production-related services.

      Our independent procurement strategy will be focused on identifying and obtaining the best price, terms and quality for all materials and supplies. As an independent company, we believe that we will be able to derive significant cost savings through this increased focus on reducing our supply costs. We plan to achieve this in three ways:

          o Re-sourcing: We will re-source supply contracts from our least competitive suppliers. We believe that this re-sourcing will help us cut procurement costs by moving contracts from high cost suppliers to lower cost suppliers. In 1999, we enhanced our prior efforts with the implementation of a formal commodity strategy. This strategy analyzes particular commodities and highlights opportunities to improve our terms with current sources or identifies new alternative sources. We believe that our updated re-sourcing program will create a competitive environment among our suppliers and lead to lower costs throughout the entire system. Historically, we have been able to achieve annual material reductions of 3% to 3.5%. However, a recent analysis indicates that out of about 1,600 suppliers 142 accounted for 80% of our negotiated material cost reductions in 1999. These suppliers accounted for 47% of our 1999 material purchases. We expect that through our commodity strategy, e-commerce initiatives and Internet bidding, a significant portion of our purchased materials can be re-sourced over several years, with significant annual percentage reductions realized.

          o Increased use of Internet procurement: We plan on leveraging the Internet to minimize procurement costs. We believe that these savings will come primarily through the use of online auctions. These auctions allow suppliers to bid on Visteon contracts online and in real time. By leveraging the Internet, Visteon can improve its global reach and drive more quickly to market pricing and away from the current practice of target pricing. For example, in 1999 we initiated Internet sourcing and auctioning by conducting a controlled experiment with auctions for certain commodity groups (e.g., printed wiring boards, plastics, semiconductors, exhaust, stampings and hoses). The use of on-line auctioning provides a global forum and includes more suppliers in the bidding process (in our experiment we had up to 12 pre-qualified participants per auction, versus three to four participants in a typical manual sourcing process). These efforts have resulted in significant savings - on the $189 million worth of products we sourced on the Internet, we experienced double-digit percent reductions. Although results will vary, this experiment confirms the tremendous opportunity available through the use of this technology. We will substantially increase our use of Internet sourcing and auctioning. The auction process enables purchasing managers to view and evaluate competitive bids online, supplying them with more complete information by eliminating procedures that divided bids among separate managers. Additionally, we save time and effort with the new online process, which has proven to reduce the average number of days to identify savings by 70%, as measured against Visteon's 1999 commodity strategy process that is, itself, a significant improvement over the prior process. These auctions take place on several platforms.

          o Leverage scale: As the third largest auto parts supplier, we are a major source of revenue to many of our suppliers. We have experienced no detrimental effects from disaggregating our volumes from Ford volumes and do not expect any adverse effects in the future. We believe we have purchasing leverage that can provide us with significant strength in negotiating and, as a separate company, we plan to fully utilize this leverage in order to obtain lower supply costs from our suppliers.

      We believe that, as a consequence of our re-sourcing strategy, our use of Internet technology and our scale, the efficient purchasing of materials, goods and services offers a major cost reduction opportunity.

Workforce

      General. As of December 31, 1999, we had a workforce of 81,449 persons, including 17,260 salaried workers and 64,189 hourly workers. 2,787 of our salaried workers were unionized, mostly in Europe. Our weighted average hourly compensation cost per employee has dropped from $25.32 in 1996 to $23.05 in 1999.

      The following table shows information about our workforce by major region as of December 31, 1999:

                                 Hourly Workforce             Salaried Workforce              Facilities
                                 ----------------             ------------------         --------------------     Number of
Region                         Union        Non-Union        Union        Non-Union      Union      Non-Union       Unions
------                         -----        ---------        -----        ---------      -----      ---------       ------
United States............        29,641          97             50          9,592         21            1              4
Canada...................         1,392         345            129            171          1            2              2
Mexico...................         2,600       9,400              0          1,200          4            7              2
                                 ------      ------          -----         ------         --           --             --
   Total North America ..        33,633       9,842            179         10,963         26           10              8
Europe...................        10,532       5,948          2,230          2,300         25            2             26
South America............         2,430           0            378              0          6            0              2
Asia-Pacific.............         1,288         516              0          1,210          6            9              3
                                 ------      ------          -----         ------         --           --             --
   Total.................        47,883      16,306          2,787         14,473         63           21             39
                                 ======      ======          =====         ======         ==           ==             ==



Union Breakdown                             Facilities*      Workforce
---------------                             -----------      ---------
United States (hourly & salaried)
      Ford UAW agreement...............           16         24,513
      UAW non-master agreement.........            3          1,540
      IUE..............................            2          3,588
      Other unions.....................            2             50
                                                             ------
       Total...........................                      29,691
                                                             ======

----------
* Some facilities have multiple unions.

      Ford and the UAW have agreed that (i) all UAW-represented employees covered by the Ford UAW agreement who are working at Visteon facilities as of ____________, 2000 will remain Ford employees indefinitely and will continue to be covered under the Ford UAW agreement, (ii) Visteon will continue to use the services of these employees and, in some circumstances, other Ford UAW employees who transfer to our facilities, and (iii) Visteon will adopt a collective bargaining agreement for hourly employees hired into UAW-represented facilities after ___________, 2000 that closely reflects the Ford UAW agreement and the next two master agreements between Ford and the UAW. In addition to guaranteeing Ford wage and benefit levels, the terms of the Ford UAW agreement provide for significant employment security. Under an agreement between Ford and us, we have agreed to fully reimburse Ford for the costs of the Ford employees working in our facilities, including amounts (limited to $50 million per year in each of 2000-2004) for profit sharing based on Ford's profits. Our reimbursement obligations apply to all these employees even if we do not need or utilize all of them for any reason, including if we lose business from Ford or another VM. See "Relationship with Ford -- Hourly Employee Assignment Agreement."

      We also have agreed with the UAW that all new hourly employees hired into our UAW-represented facilities after ___________, 2000 and during the term of the current four-year Ford UAW agreement and the terms of the next two master agreements between Ford and the UAW will, for the duration of their employment with and retirement from Visteon, receive wages, benefits and other terms and conditions of employment that closely reflect those required to be provided from time to time by Ford to its UAW-represented employees.

      In Europe, all Ford employees (both hourly and salaried) working in Visteon facilities have, or will prior to the spin-off, become our employees. We have agreed that for the duration of their employment with and retirement from us, we will provide these employees with wages, benefits and other terms and conditions of employment that closely reflect those required to be provided by Ford to its employees in the respective countries.

      The current Ford UAW agreement expires in September 2003, Ford's national agreement with the British trade unions expires in November 2002. Ford Germany's present agreement expired on February 29, 2000. Regional bargaining is under way, to be followed by local Works Council discussions.

      We constantly work to establish and maintain positive, cooperative relations with our unions around the world. Our success is evidenced by the fact that it has been nearly 25 years since we experienced any national-level work stoppage in the U.S. We believe these cooperative relations, which aided in our creation of joint agreements to improve productivity and labor efficiency, are a competitive advantage as we work with our unions to make our workforce one of the most productive in the automotive supplier business.

      We and most of our unions have reached a mutual recognition that Visteon's future success is dependent on us continuing to create productivity gains to enhance our competitiveness. Through flexible bargaining arrangements, we expect to accelerate our already improving productivity and manufacturing trends to assist us in meeting and adapting to changing market conditions. For example, in our facilities covered by the Ford UAW agreement, we and the local unions have established joint operational effectiveness committees that are charged with evaluating, developing and implementing workplace changes to enhance competitive position; by mutual agreement, they can implement workplace changes up to and including altering contractual arrangements in mid-bargaining cycle. In Europe, agreements have been reached that have broadened the skilled trades' involvement in production, by incorporating them as direct members of Integrated Manufacturing Teams, or IMTs, including running production equipment. In all areas of the world, we have established alternative work patterns to match our production needs, thus maximizing our manufacturing capacity and increasing the efficiency of our skilled trades by combining classifications.

      Although not subject to bargaining, we also have broad employee and union support for the introduction of the Visteon Production System (VPS) as our manufacturing operating system. We believe VPS allows us to achieve increased ongoing productivity and cost efficiencies.

Customers

      Ford. Ford is our largest customer and we are its largest automotive parts supplier. Ford is the world's largest producer of trucks and the second largest producer of cars and trucks combined. Most of our sales to Ford are to its North American operations. In 1999, our sales to Ford accounted for about 88% of our total sales, as shown below.

                                                         Percentage of
                    Customer                           1999 Total Sales
--------------------------------------------------     ----------------
Ford-North America...............................             72.2%
Ford-Europe......................................             13.5
Ford-South America...............................              0.5
Ford-Asia-Pacific................................              0.2
Ford's Automotive Consumer Services Group........              1.9
                                                              ----
   Total Ford ...................................             88.3%
                                                              ====

      The supply agreement and related pricing letter we have entered into with Ford in connection with our spin-off provide that all of our existing purchase orders with Ford as of January 1, 2000 will remain in effect at least through the end of 2003, subject to Ford's right to terminate any particular purchase order if we fail to maintain certain performance standards (see "Relationship with Ford--Supply Agreement and Related Pricing Letter"). In addition, the pricing letter requires a one-time 5% price reduction on products that we were supplying to Ford as of January 1, 2000 based on a market pricing review conducted by Ford and us. The pricing letter also requires productivity price adjustments in each of 2000, 2001, 2002 and 2003 to reflect competitive price reductions obtained each year by Ford from its other Tier 1 suppliers. We and Ford have agreed on a 3.5% productivity price reduction for 2000 on such products, which is consistent with (i) price reductions between Visteon and Ford in prior years and (ii) the amount of annual productivity improvement that Ford generally expects from its other Tier 1 suppliers. Price adjustments for 2001, 2002 and 2003 will be calculated using a basket of products composed of identical or substantially similar products that Ford purchases from other suppliers. Our overall price reductions to Ford as a percentage of net sales were 4.9% in 1999, 3.2% in 1998 and 2.7% in 1997.

      Under the supply agreement, until May 31, 2003, we have a right of last refusal to meet competitive terms, including price, technology, service and design, on replacement products that (i) we produce in North America, Europe and Mexico (for Mexican production intended for export to the U.S. only) and (ii) we supplied to Ford on January 1, 2000. Although the right of last refusal does not apply to Ford's Volvo or Jaguar brand vehicles or to Mazda Motor Corporation's vehicles, Ford has agreed to use reasonable efforts to provide us with similar opportunities to bid for business with respect to these vehicles.

      We expect that the opportunity under the supply agreement to provide these replacement products to Ford, together with our existing purchase orders and other commitments, will provide us with the foundation to maintain substantial business with Ford for the foreseeable future. We will also have the opportunity to bid on the same basis as other suppliers for other new Ford business. Our ability to realize sales on all Ford business, including business awarded pursuant to existing purchase orders, is in all cases subject to a variety of factors, including the volume and option mix of vehicles actually produced by Ford, the timing of that production and our continuing competitiveness.

      Recently, Ford, General Motors and DaimlerChrysler announced an initiative to establish an Internet-based marketplace for most, if not all, of their purchases. It is likely that other major VMs will join this marketplace or announce competing initiatives. This may put additional price pressure on us as we compete against other Tier 1 suppliers.

      Non-Ford VMs. Although Ford is by far our largest customer, we do business with 17 of the 20 largest VMs worldwide. These relationships have enabled us to develop an understanding of global customer needs and business opportunities. Based on 1998 worldwide market shares, the five largest VMs, other than Ford, are General Motors Corporation, Toyota Motor Corporation, Volkswagen AG, DaimlerChrysler AG and Fiat S.p.A., which collectively had an aggregate market share of about 59.1% of all light vehicles produced throughout the world in 1998 according to The Automobile News 1999 Market Data Book. We currently do business with each of these VMs. Our top five VM customers other than Ford accounted for about 3.4% of our total 1999 sales. Mazda Motor Corporation, of which Ford owns a 33.4% equity interest, is one of our top five non-Ford customers, accounting for about 1.1% of our 1999 sales. We expect the portion of our sales and profits coming from non-Ford VMs to grow following the spin-off, as the VMs' concerns about confidentiality of product design and technology information are eased. In 1999, 38% of the new business we were awarded for delivery in future years was non-Ford business.

      Most of our products are sold under long-term agreements that require us to provide percentage cost reductions each year. These annual cost reductions are made directly through price reductions and/or indirectly through suggestions regarding manufacturing efficiencies or other cost savings.

      Because we have historically operated as a division of Ford, substantially all of our existing contracts with these non-Ford customers were signed by Ford, not Visteon, and require the consent of the customer in order to assign or transfer the contract, including from Ford to Visteon. We have had discussions with all of our non-Ford customers regarding our spin-off from Ford and our intent to continue to perform under these existing contracts. Given the extremely large number of existing contracts with our non-Ford customers and the positive feedback received during discussions with our non-Ford customers, we do not currently intend either to seek consents from or to enter into new contracts with these customers in connection with our spin-off from Ford. Based on these discussions, we do not believe that our spin-off from Ford will adversely affect our business with these customers. However, we cannot assure you in this regard.

      Aftermarket. We sell products to the worldwide aftermarket as replacement parts or as customized products, such as body appearance packages and in-car entertainment systems, for current production and older vehicles. In 1999, our aftermarket sales were about $885 million, representing 4.6% of our total sales. We currently sell 58% of this product to the independent aftermarket and 42% to Ford's Automotive Consumer Service Group, the principal aftermarket sales organization of Ford. In 1999, 89% of our aftermarket sales were in North America, with 9% in Europe and 2% in South America. Visteon's independent aftermarket sales are focused in five key areas -- climate control, remanufactured components, glass, personalized multimedia and vehicle appearance products.

      Non-VM Customers. We are also leveraging our experience and expertise in the automotive industry to create products with applications in other industries. Many of the products and technologies that we have created in the automotive industry have applications in other industries with minimal additional development cost or time delay. Some of these products include high power electronics, instrument clusters and theater seats, which we are selling to the power generation, motorcycle and movie cinema industries. Our non-VM customers include Honeywell, Honda for motorcycles and Polaris. These non-VM sales accounted for only a nominal amount of our 1999 total sales. We believe that opportunities exist to increase our sales in this area and we intend to continue to work to expand our sales to non-VM customers.

Sales and Marketing

      Visteon has established a sales and marketing organization of dedicated customer teams that provide a consistent interface between key customers and the company. These teams are located in North America, South America, Europe and Asia-Pacific and include program engineers located at customer sites, customer service representatives and plant-resident engineers. Our total sales and marketing staff is currently 664 people. The breakout of our sales and marketing organization as of December 31, 1999 was as follows:

                             North America      South America      Europe      Asia-Pacific      Total
                             -------------      -------------      ------      ------------      -----
Ford sales..............           257                  6            83             12            358
Non-Ford VM sales.......            52                  6            27             12             97
Aftermarket sales.......           167                 14            28              -            209
                                   ---                 --           ---             --            ---
      Total.............           476                 26           138             24            664
                                   ===                 ==           ===             ==            ===


      We expect our overall sales and marketing staff to expand as we expand our efforts to gain non-Ford business. We expect that by the end of 2000, we will have about 125 people dedicated to non-Ford sales and about 216 people dedicated to aftermarket sales. These increases will be somewhat offset by a decline in our Ford sales staff to about 319 at the end of 2000. We maintain this extensive worldwide customer network in order to better represent individual customers' interests within our organization, promote customer programs and coordinate global customer strategies with the goal of enhancing overall customer service and satisfaction. Our ability to support our customers around the world is further enhanced by our global presence in terms of manufacturing sites, customer service centers and sales activity offices and technical and engineering support.

      Our sales and marketing activities are designed to create overall awareness, consideration and purchase of our components, integrated systems and modules. To further this objective, we participate in international trade shows in Paris, Frankfurt, Tokyo and Detroit. We also provide on-site technology demonstrations at each of our major VM customers on a regular basis. We advertise in a variety of trade publications and offer an Internet site at www.visteon.com. We have recently set up a website, www.evisteon.com, to sell our aftermarket products. Ford has transferred to us ownership of more than 1,600 global trademark registrations and applications, reflecting multi-country registrations. Our trademarks include Visteon(R), Carlite(R), ClimatePro(TM), RoadFx(TM), NavMate(R) and the Visteon logo.

Competition

      We conduct our business in a highly competitive industry. The global automotive parts industry principally involves the supply of components, systems and modules to VMs for the manufacture of new vehicles, to other suppliers for use in their product offerings and to the aftermarket for use as replacement parts for older vehicles.

      Although the overall number of our competitors has decreased due to ongoing industry consolidation, the automotive parts industry remains extremely competitive. VMs rigorously evaluate suppliers on the basis of product quality, price competitiveness, technical expertise and development capability, new product innovation, reliability and timeliness of delivery, product design capability, leanness of facilities, operational flexibility, customer service and overall management. Many of our competitors have lower cost structures, particularly with respect to wages and benefits, than our company.

      Our overall product portfolio is extremely broad by industry standards. Very few other Tier 1 suppliers compete across the full range of our product areas. However, we do have significant competition in each of our segments. Our most significant competitors within each segment are listed below.

      Comfort, Communication & Safety. Our principal competitors in the Comfort, Communication & Safety segment include the following: Delphi, Denso Corporation, Johnson Controls, Inc., Lear Corporation, Magna International Inc., Valeo S.A., Mannesman VDO AG and Nippon Seiki Co., Ltd.

      Dynamics & Energy Conversion. Our principal competitors in the Dynamics & Energy Conversion segment include the following: American Axle & Manufacturing Holdings, Inc., Robert Bosch GmbH, Dana Corporation, Delphi, Denso, Siemens and TRW, Inc.

      Glass. Our principal competitors in the Glass segment include the following: Asahi Glass Company Limited, AFG Industries, Inc., Pilkington Plc and PPG Industries, Inc.

Properties

      Our principal executive offices are located in Dearborn, Michigan. We occupy this facility, as well as a number of other facilities, under arrangements with Ford.

      We also maintain regional headquarters for our Asia-Pacific region in Tokyo, Japan, for our Europe/ Africa/Middle East region in Dunton, England and for our South America region in Sao Paulo, Brazil. We maintain 49 technical facilities/sales offices and 84 owned and leased plants in 23 countries throughout the world. The following table shows the total square footage of our principal owned and leased facilities by region as of December 31, 1999:

                            Number of                Total
                          Manufacturing       Manufacturing Sites
Region                        Sites             Square Footage
------                        -----             --------------
                                                 (in millions)
North America........         36                       29.5
Europe...............         27                        8.7
South America........          6                        1.3
Asia-Pacific.........         15                        2.6
                              --                       ----
      Total..........         84                       42.1
                              ==                       ====

      In some cases, several of our manufacturing sites, technical centers and/or customer service centers and sales activity offices are located at a single multiple-purpose site. We also maintain a limited number of miscellaneous facilities. The following table shows the number of various types of facilities by region as of December 31, 1999:

                                                           Customer
                       Manufacturing      Technical       Centers and
Region                     Sites           Centers       Sales Offices
                       -------------      ---------      -------------
North America.....          36               17                  4
Europe............          27                6                 12
South America.....           6                -                  1
Asia-Pacific......          15                1                  8
                            --               --                 --
      Total.......          84               24                 25
                            ==               ==                 ==

      We are currently evaluating long-term plans to consolidate our worldwide engineering and technical resources, including our technical centers, into a more efficient, customer-focused global engineering support network. While we believe that this consolidation will enhance our ability to provide engineering and technical support to our customers around the world, we also expect that it will have the effect of reducing the overall number of our technical centers.

      We believe that our facilities are suitable and adequate, and have sufficient productive capacity, to meet our current and currently anticipated needs.

Environmental Matters

      Visteon is subject to the requirements of federal, state, local and foreign environmental and occupational safety and health laws and regulations. These include laws regulating air emissions, water discharge and waste management. We have an environmental management structure designed to facilitate and support our compliance with these requirements. We cannot assure you, however, that we are at all times in complete compliance with all of these requirements. Although we have made and will continue to make capital and other expenditures to comply with environmental requirements, we do not expect capital or other expenditures for environmental compliance to be material in 2000 or 2001. Environmental requirements are complex, change frequently and have tended to become more stringent over time. Accordingly, we cannot assure you that these requirements will not change or become more stringent in the future in a manner that could have a material adverse effect on our business.

      Visteon is also subject to environmental laws requiring the investigation and cleanup of environmental contamination at properties it currently owns or operates and at third party disposal or treatment facilities to which these sites sent or arranged to send hazardous wastes. We are aware of contamination at certain of our properties and have agreed to an allocation of liability at various third party superfund sites at which Ford has been named as a potentially responsible party. We are in various stages of investigation and cleanup at these sites. At December 31, 1999, Visteon had recorded a reserve of about $13.9 million for this environmental investigation and cleanup. We cannot assure you that our environmental cleanup costs and liabilities will not exceed the current amount of our reserve and that any excess amount will not be material.

      In general, we will bear liability for environmental claims relating to the sites being transferred to us as if we had historically operated as an independent company. In connection with our spin-off from Ford, we and Ford have generally agreed that we are liable for all future claims relating to the sites that have been transferred to us and our operation of those sites, including off-site disposal. Generally, Ford will retain liability for environmental claims relating to sites not transferred to us or currently operated by us. In addition, we and Ford have agreed on a division of liability for, and responsibility for management and remediation of, some existing environmental claims. See "Relationship with Ford--Master Transfer Agreement--Division of Liabilities."

Legal Proceedings

      We are involved in routine litigation incidental to the conduct of our business. We do not believe that any litigation to which we are currently a party will have a material adverse effect on our financial condition.

      We face an inherent business risk of exposure to product liability claims in the event that the failure of our products results, or is alleged to result, in property damage, bodily injury and/or death. We cannot assure you that we will not experience any material product liability losses in the future or that we will not incur significant costs to defend these claims. In addition, if any Visteon-designed products are, or are alleged to be, defective, we may be required to participate in a recall involving those products. Each VM has its own policy regarding product recalls and other product liability actions relating to its suppliers. However, as suppliers become more integrally involved in the vehicle design process and assume more vehicle assembly functions, VMs are increasingly looking to their suppliers for contribution when faced with product recalls or product liability claims. Because this is a new trend in our industry and we have only limited experience in this regard, we cannot assure you that our costs associated with providing product warranties will not be material.

      From time to time, in the ordinary course of business, Visteon receives notices from customers that products may not be properly functioning. Our warranty responsibility for our products is generally governed by the terms and conditions of the applicable contract. These terms and conditions vary from contract to contract. Most of our contracts require that we make certain warranties to our customers regarding, among other things, conformity to specifications and freedom from defect.

      Currently, VMs customarily absorb the cost of warranty claims arising under and during the specific base warranty offered to consumers. For vehicles sold in the United States, this base warranty period, depending on the vehicle model, generally ranges from 3 years or 36,000 miles to 5 years or 60,000 miles, in each case, whichever comes first. Under its agreements with VMs, Visteon is responsible for claims arising from abnormal base warranty experience traceable to specific components or systems manufactured, supplied or assembled by Visteon. Abnormal base warranty claims are those that are in excess of those projected by VMs. These projections are customarily based on experience with earlier product models or contemporaneous experience with a similar product type supplied by another supplier. In some cases, we and the VM may agree on a sharing arrangement with respect to abnormal warranty claims. We do not have increased exposure for extended warranty coverage purchased by consumers.

      VMs are increasingly requiring their outside suppliers to guarantee or warrant their products and to bear the costs of repair and replacement of those products under new vehicle base warranties. Because this is a new trend in our industry and we have only limited experience in this regard, we cannot assure you that our costs associated with providing product warranties will not be material.

      In connection with our spin-off from Ford, Ford will retain liability for all product liability, warranty or recall claims that involve parts made or sold by us for 1996 or earlier model year Ford vehicles. Our liability for these types of claims relating to 1997 or later model year Ford vehicles will be governed by Ford's global terms and conditions, with the understanding that we will be treated by Ford as any other third party supplier, and in accordance with Ford's customary treatment of other suppliers. We have assumed liability for all product liability, warranty or recall claims relating to parts made by us and delivered to third parties at any time.

      We believe that we are adequately insured, including with respect to product liability coverage, at levels sufficient to cover the claims described above, subject to commercially reasonable deductible amounts. Visteon has been an "insured" under all of Ford's property and liability insurance programs worldwide. We will remain insured under those programs, subject to the same limitations and conditions of coverage applicable to all Ford operations, until the spin-off. We expect to purchase liability insurance, to be effective at the time of the spin-off, in amounts determined at that time to be adequate, with reasonable deductibles or self-insured retentions that will allow for the most effective financing of predictable losses. We have also established reserves in amounts we believe are reasonably adequate to cover any adverse judgments. However, any adverse judgment in excess of our insurance coverage and those reserves could have a material adverse effect on our business and financial condition.

                             RELATIONSHIP WITH FORD

      We and Ford have entered into a number of agreements in connection with our separation and spin-off from Ford. The agreements described below effect the separation and also provide a framework for our ongoing relationship with Ford, including some transitional arrangements. Ford has contributed or otherwise transferred to us generally all of the assets, and we have assumed generally all of the liabilities, comprising the Visteon business. We call this transfer of assets and assumption of liabilities the "separation." We and Ford have agreed to transfer legal title to any remaining assets and any remaining liabilities of the Visteon business not transferred prior to the spin-off, most of which are foreign assets and liabilities subject to regulatory and other delays, as soon as practicable. In the interim, we will operate and receive the economic benefits of (and bear the economic burdens of) these assets. These assets are not, individually or in the aggregate, material to our company. The information included in this information statement, including our consolidated financial statements, assumes the completion of all of these transfers.

      The following is a summary of the terms of the material agreements we have entered into with Ford. This summary is qualified by reference to the full text of the agreements, which are filed as exhibits to the Form 10 registration statement of which this information statement is a part. References to the "Visteon business" are to the activities conducted under the name Visteon Automotive Systems, an enterprise of Ford Motor Company, including (i) those activities conducted by subsidiaries and affiliates aligned with that enterprise and (ii) all historical operations.

Distribution Agreement

      We and Ford have entered into a distribution agreement in connection with the spin-off. Under the distribution agreement, we and Ford have generally agreed to indemnify each other and the other's affiliates and controlling persons from specified liabilities under the securities laws relating to the Form 10 registration statement and this information statement or to contribute under specified circumstances to the amount paid or payable by the other in respect of those liabilities.

Master Transfer Agreement

      Asset Transfers. The master transfer agreement, dated March 30, 2000, provides for Ford to transfer to Visteon and/or its subsidiaries, or for Ford to cause certain of its subsidiaries to transfer to Visteon and/or its subsidiaries, prior to the spin-off, generally, all assets used exclusively in the Visteon business, including but not limited to real property interests, personal property, ownership interests in subsidiaries and joint ventures, the name "Visteon" and the associated logo. Separate arrangements have been made for rights to certain intellectual property, as described below.

      Division of Liabilities. We and Ford have agreed on a division of certain liabilities, as of April 1, 2000, as described below:

     o General. Except for any liabilities that Ford may specifically agree in writing to retain, we will assume all debts, liabilities, guarantees, contingencies and obligations of the Visteon business, whether asserted or unasserted, fixed or contingent, accrued or unaccrued, known or unknown.

     o Product Liability, Warranty and Recall Claims. Ford will retain liability for all product liability, warranty or recall claims that involve parts made or sold by the Visteon business for 1996 or earlier model year Ford vehicles. Our liability for these types of claims relating to 1997 or later model year Ford vehicles will be governed by Ford's global terms and conditions, with the understanding that we will be treated by Ford as any other third party supplier, and in accordance with Ford's customary treatment of other suppliers. We have assumed liability for all product liability, warranty or recall claims relating to parts made by the Visteon business and delivered to third parties at any time.

     o Environmental Claims. We and Ford have agreed on a division of liability for, and responsibility for management and remediation of, existing environmental claims. Future environmental claims arising out of the sites that have been transferred to us and our operation of those sites will be our liability. Ford will retain liability for environmental claims relating to sites not transferred to us or currently operated by us.

     o Intellectual Property Claims. Subject to certain exceptions, Ford will retain liability for all intellectual property claims that involve parts sold or supplied to Ford on or prior to July 31, 1999. Subject to certain exceptions, our liability for these types of claims relating to later-supplied parts will be governed by Ford's global terms and conditions, with the understanding that we will be treated by Ford as any other third party supplier, and in accordance with Ford's customary treatment of other suppliers. We have assumed liability for intellectual property claims relating to parts sold or supplied by the Visteon business to third parties at any time.

     o Employment and General Litigation Claims. We and Ford have agreed on a division of liability for certain employment and general litigation claims.

     General. We have agreed to indemnify Ford for:

     o all liabilities assumed by us or our affiliates under the master transfer agreement or other agreements entered into in connection with the separation; and

     o any failure by Visteon or any of its subsidiaries to perform any agreement or covenant in the master transfer agreement or any other agreement relating to the separation.

     We and Ford have agreed to execute all instruments to carry out the purposes of the master transfer agreement. If any aspect of the transfer or attempted transfer of assets or liabilities would violate a contract or would violate any law, statute, decree, rule, regulation or other governmental edict, and no consent, waiver or authorization can be obtained, Ford has agreed to use commercially reasonable efforts to give us the full benefits and burdens of, and cause us to operate, the affected assets or liabilities until the applicable assets or liabilities are legally transferred.

     In addition, we have agreed to work diligently to replace or otherwise have released all bonds and other guarantees backed or issued by Ford on behalf of the Visteon business.

     We and Ford have agreed that any disputes arising under the master transfer agreement will be submitted to nonbinding mediation, and if that is not successful, to binding arbitration, according to established procedures.

Supply Agreement and Related Pricing Letter

      We have entered into a supply agreement, dated as of January 1, 2000, and a pricing letter agreement, dated March 31, 2000, between Ford and us.

      General; Pricing; Payment Terms. The supply agreement and related pricing letter we have entered into with Ford in connection with our spin-off provide that all of our existing purchase orders with Ford as of January 1, 2000 will remain in effect at least through the end of 2003, subject to Ford's right to terminate any particular purchase order for the reasons set forth below. In addition, the pricing letter requires a one-time 5% price reduction on products that we were supplying to Ford as of January 1, 2000 based on a market pricing review conducted by Ford and us. The pricing letter also requires productivity price adjustments in each of 2000, 2001, 2002 and 2003 to reflect competitive price reductions obtained each year by Ford from its other Tier 1 suppliers. We and Ford have agreed on a 3.5% productivity price reduction for 2000 on such products, which is consistent with (i) price reductions between Visteon and Ford in prior years and (ii) the amount of annual productivity improvement that Ford generally expects from its other Tier 1 suppliers. Price adjustments for 2001, 2002 and 2003 will be calculated using a basket of products composed of identical or substantially similar products that Ford purchases from other suppliers. The pricing letter provides that, in each of 2001, 2002 and 2003, the parties will agree upon an initial price reduction to be effective commencing January 1 that will remain in effect until the calculation of the actual adjustment is made during the fourth quarter of the year. The initial reduction will be used by Visteon for invoicing purposes until the actual adjustment is determined in the fourth quarter of each year. In addition to these price reductions, we have agreed to use our best efforts to achieve design and engineering improvements in our products sold to Ford so as to further reduce their cost to Ford by 1.5% to 2.5% each year.

      Unless they are inconsistent with the terms of any existing purchase order with Ford, the terms and conditions of Ford's standard purchase order are incorporated into each existing purchase order. In the case of any conflict between the existing contracts and the supply agreement, the supply agreement will control.

      Generally, payment terms under existing purchase orders will remain unchanged. However, we have agreed to participate with Ford, consistent with Ford's other Tier 1 suppliers, as and when Ford moves to different supply chain models and payment terms.

      New Business; Right of Last Refusal. Generally, we will be treated by Ford in the same manner it treats its other Tier 1 suppliers with respect to Ford's general sourcing policies and practices, including new purchasing and sourcing initiatives. All purchase orders for new business will be subject to Ford's standard purchase order terms and conditions.

      Until May 31, 2003, we have a right of last refusal to meet competitive terms, including with respect to price, on replacement products that (i) we produce in the United States, Canada, Europe and Mexico (for Mexican production intended for export to the U.S. only) and (ii) we supplied to Ford on January 1, 2000, provided that we are competitive in terms of design, quality, service and technology as these factors relate to all aspects of bid packages that may be submitted by other suppliers. Although the right of last refusal does not apply to products we produce outside the United States for Ford's Volvo or Jaguar brand vehicles or products we produce anywhere for Mazda Motor Corporation's vehicles, Ford has agreed to use reasonable efforts to provide us with similar opportunities to bid for this business with respect to these vehicles.

      Ford's Right to Terminate Contracts If We Are Not Competitive. The supply agreement allows Ford to terminate its purchase obligations under a purchase order for a given component, if:

     o there is a demonstrable decline in the overall quality of our products or services supplied under that purchase order,

     o we do not remain competitive in terms of design, quality, service, technology and delivery with other responsible suppliers or potential suppliers for that component, or

     o Ford can obtain supplies of that component from other suppliers of significantly advanced design or processing.

      Ford must give us three months' notice of any termination under these provisions. We then have until one month before the scheduled termination to demonstrate to Ford that we will correct the cause for termination by the termination date or a subsequent date acceptable to Ford, in which case the purchase obligation with respect to the affected component will not be terminated.

      We will participate in Ford's quality, cost, warranty and customer satisfaction improvement programs consistent with Ford's other suppliers.

      Process for Exiting Businesses. We have agreed not to sell or exit any of our business operations engaged in the production of products for Ford without first advising Ford of our intent to do so, providing sufficient detail with respect to the means by which we expect to assure Ford of a continued supply of affected products on the same terms and conditions, through the remaining terms of the affected purchase orders. We have agreed to reasonably consider Ford's input and concerns and Ford has agreed to cooperate in good faith with us in any restructuring actions.

Master Separation Agreement-Transitional Services

      The master separation agreement, to be dated as of June 1, 2000, provides for Ford to provide transitional services, as previously identified by us, until December 31, 2001. These transitional services are services historically provided to us by Ford. In return, we have agreed to pay Ford amounts that reflect its fully accounted cost for these services, including a reasonable allocation for internal overhead costs, as well as any direct costs incurred from outside suppliers. If Ford provides a service to third parties, Ford will charge us the same amount as it charges those third parties.

      We may terminate any transitional service upon six months' written notice to Ford and our payments to Ford will be adjusted accordingly. We have agreed to use commercially reasonable efforts to obtain all transitional services from sources other than Ford no later than December 31, 2001. If we are unable to do so, we may continue to obtain the required transitional service through June 30, 2002, provided that we have notified Ford by June 30, 2001.

      We have identified the following six most significant transitional services: information technology, human resources, accounting, customs, product development technology and real estate. We and Ford have agreed that Ford will not provide the following services after the spin-off: insurance coverage, insurance administrative services and legal services. Transitional services for information technology are covered by a separate agreement that provides that certain services may be provided until ___________.

Aftermarket Relationship Agreement

      We and Ford have entered into an agreement effective as of January 1, 2000 relating to our supplying components for Ford's aftermarket business, which is managed by Ford's Automotive Consumer Services Group ("ACSG"). The agreement provides that any components purchased by ACSG from Visteon for vehicles currently in production will be governed by the supply agreement and related pricing letter discussed above. With respect to components purchased by ACSG from Visteon for vehicles no longer in production, Ford will honor the terms and conditions of all existing agreements, subject to certain modifications described below.

      Pricing. As to pricing for non-production components, ACSG has agreed to price increases for 2000 not to exceed $4 million. Further, the parties have agreed to a net average price decrease in 2000 of approximately 1.5% of all components sold by Visteon to ACSG. For each year 2001, 2002, 2003 and 2004, the parties have agreed to a net average price decrease of approximately 2% of the prior year Visteon sales to ACSG, excluding newly sourced components first sold to ACSG after July 1 of the prior year. In addition, we can receive credit for these annual price reductions to the extent of cost savings we pass on to ACSG resulting from changes in design, processing, packing and shipping of components and for the value of all remanufactured parts sold to ACSG.

      Tooling. We will be permitted to use tooling owned by ACSG to produce components for sale to third parties (i.e., other aftermarket suppliers or wholesale distributors) through 2004. Use of such tooling will be without additional charge in 2000. However, in 2001, we will be required to pay ACSG a tooling use and maintenance fee of 2% and 3.5% on the net sales of components produced from ASCG-owned tooling and sold to aftermarket suppliers and wholesale distributors, respectively. For each of the years 2002, 2003 and 2004, such fee payments will be 2.5% and 4%, respectively. The obligation to make fee payments does not apply to the following uses of ACSG-owned tooling:

     o    production of climate control components sold to Midas,

     o production of components sold to Freightliner Corporation for its Sterling HN-80 models,

     o production of components sold to Mazda, Nissan Motor Co., Ltd. and Volkswagen for current programs, and

     o    production of components for sale to Ford dealers in the Middle East.

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      Right of Last Refusal. During the period January 1, 2000 through December
31, 2002, we will have the right to match the best offer presented to ACSG for the supply of replacement products on all current production service parts, all remanufactured parts that ACSG requires and which are manufactured by Visteon, and all new service parts that ACSG requires and that are manufactured by Visteon during the period. To invoke the right of last refusal, we must be competitive in terms of quality, service and delivery.

      Carlite(R) Glass Business. Our automotive glass aftermarket business utilizing the Carlite(R) brand will continue as currently operated by us in accordance with past practice and ACSG will have no right or interest in the business. This will include the continuing right to co-brand replacement glass with the Ford logo for a period of ten years.

      Service Distributor Network. Visteon will continue to manage the Visteon Service Distributor Network covering audio systems and equipment, instrument clusters and speedometers. ACSG will continue to recognize Visteon as the sole authorized service center and distributor, subject to certain agreed upon exceptions, for the term of the agreement.

Hourly Employee Assignment Agreement

      We and Ford have entered into an Hourly Employee Assignment Agreement effective on April 1, 2000. This agreement sets forth our and Ford's rights and obligations with respect to the about 23,580 United States hourly employees of Ford (the "Ford Hourly Employees") who (i) are represented by the UAW, (ii) are covered by the Ford UAW agreement, (iii) as of the effective date, are employed in one of our facilities and (iv) after the effective date, will remain Ford employees indefinitely but will be assigned to work for us.

      Under the agreement, we, as Ford's agent, will exercise day-to-day supervision over the Ford Hourly Employees, including assigning work and evaluating, supervising and disciplining such employees in accordance with the terms of the Ford UAW agreement. We will advise Ford of any major issues that arise under the Ford UAW agreement or other major employment matters potentially affecting UAW hourly represented Ford employees or other significant matters. Ford reserves the right to handle the matter if a joint course of action cannot be agreed.

      Ford will continue to provide payroll processing services for the Ford Hourly Employees (including paying wages and other compensation and making appropriate tax withholdings and filings) and will continue to provide Ford Hourly Employees with the same employee benefits generally offered to other hourly employees of Ford who are represented by the UAW. We will reimburse Ford generally monthly for the wage, benefit and other costs incurred by Ford for the Ford Hourly Employees, including:

     o Weekly gross wages and any other type of compensation, such as Christmas bonuses, moving allowances, profit sharing payments (including amounts based on Ford's profits) and any other cash compensation. Our liability for profit sharing based on Ford's profits is limited to $50 million per year in each of 2000-2004. After 2004, we will be liable for the full amount of profit sharing.

     o A per employee standard monthly benefit cost calculated from time to time by Ford (excluding costs relating to retiree pension, health care and life insurance benefits).

     o An annual payment for retiree pension, health care and life insurance benefits. We have agreed to prefund a VEBA for postretirement health benefits commencing January 1, 2006 through December 31, 2020, subject to certain limitations.

     o Other expenses incurred by Ford with respect to each Ford Hourly Employee that arise from such employee's work for Visteon, such as reserves for any worker's compensation claims arising out of any work accident while such employee was performing work for Visteon.

     o Reasonable and necessary travel and business related expenses incurred by Ford Hourly Employees while performing work for Visteon and reimbursed by Ford under Ford's standard travel and business expense reimbursement policy.

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

     o All assessments, premiums or other taxes incurred by Ford with respect to the Ford Hourly Employees.

     o Direct out-of-pocket incremental costs incurred by Ford in relation to establishing and maintaining benefit programs applicable to the Ford Hourly Employees, including legal, record-keeping, actuarial and accounting fees not otherwise paid from trusteed plans.

      We are obligated under the agreement to maintain our facilities in which the Ford Hourly Employees work in conformance with legal requirements. We also are obligated to comply with all applicable federal, state and local health and safety laws and laws relating to wages and hours, overtime and discrimination in respect of the Ford Hourly Employees.

      We have assumed liability for any pending employment claims related to the Ford Hourly Employees with the exception of one class action. If we desire to hire any Ford Hourly Employee, Ford will not interfere with the job offer. Ford has agreed to allow us to participate in future negotiations planning and strategy development concerning the terms of any Ford-UAW collective bargaining agreement for as long as our own labor agreement must closely follow the Ford agreements. Ford has agreed to cooperate with Visteon in seeking changes with the UAW in work rules and practices or other local continuous improvement initiatives to improve operational effectiveness at Visteon locations. Ford also has agreed to work with us to try to minimize business costs as a result of work realignments. We have agreed to form a Joint Advisory Board with Ford in order to address significant labor matters between us.

      We have agreed to indemnify Ford for any (i) breach of our agreements,
(ii) employment claims made by Ford Hourly Employees unless such claims arise from the conduct of certain other Ford employees, and (iii) claims made by Ford Hourly Employees (or their dependents or beneficiaries) to the Pension Benefit Guaranty Corporation ("PBGC"), the Department of Labor ("DOL"), or the IRS arising out of or in connection with the operation, administration, funding or termination of any of our employee benefit plans or programs. Ford has agreed to indemnify us for (i) breach of their agreements, (ii) any claims by Ford Hourly Employees (or their dependents or beneficiaries) to the PBGC, DOL or IRS arising out of or in connection with the operation, administration, funding or termination of any of the employee benefit plans or programs applicable to Ford Hourly Employees, and (iii) employment claims that arise from the conduct of certain other Ford employees.

      Although we will be obligated to utilize the services of the Ford Hourly Employees and comply with the terms of the agreement until the termination of employment of all the Ford Hourly Employees, under the agreement, Ford and Visteon will work together to attempt to minimize the cost of surplus Ford Hourly Employees during the term of the agreement, but Ford is not committed to assume any liability for any such costs.

Employee Transition Agreement

      We and Ford have entered into an Employee Transition Agreement dated as of April 1, 2000. This agreement covers the transfer of employment of the employees (other than the Ford Hourly Employees covered by the Hourly Employee Assignment Agreement discussed above) engaged in the Visteon business to Visteon and provides for the transition of employee benefit plans and programs. As of separation, Ford will transfer the employees who are presently assigned to the Visteon business to us, other than the Ford Hourly Employees and inactive employees. Inactive employees will be transferred when they return to work. We will recognize each employee's term of service with Ford for purposes of our benefit plans and programs. We have agreed to assume any collective bargaining agreements that apply to the employees. We plan to pay each employee at the same base salary or hourly rate they had at Ford. We also have agreed to adopt substantially comparable benefit plans and programs in the aggregate for the U.S. employees as were in effect at Ford and to continue such programs for at least four years after the spin-off. However, if Ford makes changes in their benefit programs during those four years, we may make comparable changes as well.

      With respect to U.S. pensions, we have agreed to provide the pension for future service for all employees. Ford has agreed to retain the pension obligations for Ford Retirees (those who had worked in the Visteon business and had retired prior to the spin-off) and for the past service of two groups of employees. The first group ("Group I") are those employees who as of the first day of the month coincident with or preceding the date of spin-off (the "Benefit

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

Transition Date") are eligible for an immediate normal or regular early retirement under the General Retirement Plan ("GRP"), a defined benefit pension plan sponsored by Ford. The second group ("Group II") are those employees who as of the Benefit Transition Date have combined age and service that is at least sixty points, giving one point for each year of age and service, and who could meet the eligibility requirements under the GRP for a normal or early pension on a time for time basis while employed at Visteon. For Group I and II, Ford will recognize service at Visteon after the Benefit Transition Date for purposes of eligibility to participate and eligibility for benefits, but not for benefit calculation purposes. Ford also will recognize the base salary paid at Visteon after the Benefit Transition Date for purposes of calculating the final average pay-related benefits under the GRP. Ford will calculate the GRP benefit based on the benefit rates in effect on the retirement date. We will reimburse Ford annually for (i) the costs of future benefit increases for Group I and II past service; (ii) the effect of average salary increases we grant Visteon employees that exceed the average Ford merit increase by one-half percent in any given year; and (iii) the incremental cost of early retirement incentive programs.

      We will pay pensions based on combined Ford and Visteon service for those employees who are neither in Group I or Group II ("Group III") under a replacement plan that would duplicate the level of benefits for service prior to the Benefit Transition Date and provide substantially comparable benefit provisions for services after the Benefit Transition Date and have the same eligibility requirements for retirement as the GRP. Ford will transfer the liabilities for Group III to our replacement plan together with assets in cash that equal the projected benefit obligation of Group III, but no less than the amount required to be transferred under Section 411(d) and 414(l) of the Code that applies to spin-offs of pension plans.

      Ford will retain the liability to provide postretirement health and life benefits for Ford Retirees on the same basis as is available to other employees who retired from Ford at the same time. Ford also will provide these benefits for Group I and II but we will pay for these benefits. We will prefund these benefits through a VEBA beginning January 1, 2011 through December 31, 2020 subject to certain limitations. We will have the responsibility to pay Group III their post retirement health and life benefits to the extent we offer such benefits. Nothing about these arrangements is meant to guarantee or vest any Ford Retiree or transferred employee in any entitlement to receive postretirement health and life benefits and the right to eliminate, change or modify benefit plans or programs is specifically reserved by both Ford and us.

      With respect to the non-qualified U.S. retirement plans sponsored by Ford, (the Benefit Equalization Plan ("BEP"), the Supplemental Executive Retirement Plan ("SERP"), the Executive Separation Allowance Plan ("ESAP") and the Select Retirement Plan ("SRP")), Ford will retain the responsibility to provide the benefit for otherwise eligible Ford Retirees. For those in Group I and II who were eligible under BEP, SERP and ESAP as of the Benefit Transition Date, Ford will retain the responsibility to provide a benefit for service prior to the Benefit Transition Date. We will reimburse Ford for Group I and II past service obligations in a one time cash payment. We also will reimburse Ford annually for
(i) the costs of future benefit increases that relate to Group I and II past service; (ii) the effect of average salary increases we grant Visteon employees that exceed the average Ford merit increase by one-half percent in any given year; and (iii) the incremental cost of early retirement incentive programs. We will establish plans comparable to the BEP, SERP and ESAP for service after the Benefit Transition Date for transferred employees who were otherwise eligible under the Ford plans, and shall recognize service at Ford for purposes of determining minimum years of service to achieve eligibility for a benefit. We will provide a benefit under our non-qualified plans for otherwise eligible Group III based on combined service between Ford and us.

      With respect to non-U.S. pensions, generally the non-U.S. Visteon employees will transition to benefit plans and programs sponsored by us as of the Benefits Transition Date, or such other date as may be agreed. After replacement plans are established, we shall assume the past service liabilities for the non-U.S. Visteon employees and Ford shall cause the applicable plans to transfer assets from funded plans. If plans are unfunded or underfunded, we will assume the liability for making benefit payments regardless. Ford will retain liabilities for the non-U.S. Ford Retirees as of the Benefit Transition Date, or such other date as agreed. We will comply with any applicable collective bargaining agreements with respect to non-U.S. employees, in particular, the Agreement Governing the Separation of the Ford Visteon Organization dated January 25, 2000 between Ford and the Ford European Works Council.

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

      We also assume responsibility for any pension plans that are maintained by an affiliate or subsidiary of Ford which will become a subsidiary or affiliate of Visteon under the master transfer agreement.

      For calendar year 2000, employees who participate in the Ford U.S. Performance Bonus Plan will continue to participate in the plan to the extent otherwise eligible. For 2000, employees who are otherwise eligible to participate in the Ford Annual Incentive Compensation Plan will continue to be eligible to participate provided the pro forma award amounts, as adjusted for Ford performance, equals 50% of the adjusted target amount, and as further adjusted for individual performance to the extent of 50% of the amount of the Extraordinary Contribution Fund that would normally be allocated to the Visteon employees. We will establish an interim bonus program for the remainder of 2000 following the spin-off date. Payouts under these plans, if any, will occur in March, 2001, and Visteon will be financially responsible for these pay-outs. We will establish comparable incentive compensation plans as more fully described in "Management--Long-Term Incentive Compensation Plan." We also will adopt a Visteon Deferred Compensation Plan ("VDCP") effective as of the date of spin-off. If an employee participates in the Ford Deferred Compensation Plan, their book entry account balance as of the close of business on the date of the spin-off will be transferred to the VDCP. We will assume any liability with respect to such transferred accounts.

      We will establish a defined contribution pension plan for the benefit of our U.S. employees effective as of the Benefit Transition Date. It will be substantially comparable to the Ford Savings and Stock Investment Plan ("Ford SSIP") with pre tax and after tax features and will have the same match. Employees who had participated in the Ford SSIP will be given a one time election after the Benefit Transition Date to transfer their entire account balance from the Ford SSIP to our plan.

      Except as otherwise discussed above, we have agreed to assume all other employee liabilities arising from the operation of the business, regardless of when they occurred except for one class action matter. We have also agreed to indemnify Ford with respect to any such liabilities except liabilities resulting from the conduct of certain employees. We also have agreed to indemnify Ford for any breach of our agreement, or any claims brought by Visteon employees under our benefit plans. Ford will indemnify us for breach of their agreement, claims brought by Visteon employees under their benefit plans or employment decisions that arise from the conduct of certain other Ford employees.

Tax Sharing Agreement

      Until the spin-off occurs, we will be included in Ford's U.S. federal consolidated income tax group, and our tax liability thus will be included in the consolidated federal income tax liability of Ford and its subsidiaries. We also will be included with Ford or certain Ford subsidiaries in consolidated or combined income tax groups for state and local tax purposes until the spin-off occurs.

      We have entered into a tax sharing agreement with Ford. Pursuant to this agreement, with respect to the period between the date of the transfer of the Visteon business to us and the date of the spin-off, we generally are required to make payments to Ford on account of all U.S. income taxes attributable to the Visteon business.

      For this purpose, the tax attributable to the Visteon business will be determined as though Visteon were to file separate federal, state and local income tax returns as the common parent of an affiliated group of corporations filing consolidated or combined federal, state and local returns rather than a consolidated subsidiary of Ford with respect to federal, state and local income taxes. Tax benefits generated by us will reduce the amount we owe Ford, but Ford will not compensate us for tax benefits not used by Visteon on a separate return basis. In determining the amount of tax attributable to the Visteon business, Ford will prepare and provide to Visteon a pro forma consolidated return for Visteon that reflects the same positions and elections used by Ford in preparing the returns for the Ford consolidated group. Ford is responsible for any increase (and will receive the benefit of any decrease) in the income tax of a Ford consolidated or combined group for periods prior to the spin-off that results from an audit by a tax authority (or other tax adjustment) and is related to Visteon.

      Ford will prepare and file the federal consolidated return, and any combined returns that include our company, with the appropriate tax authorities. In certain foreign jurisdictions, and possibly in certain state or local

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

jurisdictions, we will file a separate income tax return, not combined or consolidated with Ford, for all tax periods regardless of whether such periods end before or after the spin-off. In those jurisdictions, we would file the income tax return with the appropriate tax authority, and pay the tax directly to the tax authority. After the spin-off date, we will prepare and file all tax returns for our company, and pay all income taxes due with respect to such tax returns.

      We have agreed, until two years after the completion of the spin-off, not to take, or permit any of our subsidiaries to take, any actions or enter into any transaction or series of transactions that would cause the spin-off not to qualify under Section 355 of the Code.

      For example, we have agreed not to take certain actions for two years following the spin-off, unless we obtain an IRS ruling or an opinion of counsel to the effect that these actions will not affect the tax-free nature of the spin-off. These actions include: certain issuances of our stock; a liquidation or merger of Visteon; and dispositions of assets of an aggregate gross fair market value of $500 million or more of Visteon and its affiliates outside the ordinary course of business.

      If any of these transactions were to occur, the spin-off could be deemed to be a taxable distribution to Ford. This would subject Ford to a substantial tax liability. We have agreed to indemnify Ford and its affiliates to the extent that any action we take or fail to take gives rise to a tax incurred by Ford or any of its affiliates with respect to the spin-off. In addition, we have agreed to indemnify Ford for any tax resulting from an acquisition by one or more persons of a 50% or greater interest in our company.

Cross-Licenses

      Through subsidiaries, we and Ford have entered into a non-exclusive, royalty-free cross-licenses. These cross-licenses provide for a license from us back to Ford of the intellectual property rights that Ford has contributed or will contribute to us in connection with the separation (i.e., intellectual property rights associated with technologies that support our business), but only to the extent such intellectual property rights are associated with technologies developed prior to August 1, 1999. Ford will be permitted to make and to have others (such as our competitors) produce components and systems for Ford utilizing the technology that we have licensed to Ford. The cross-licenses also provide for a license from Ford to us of certain of the intellectual property rights retained by Ford (i.e., technologies that support Ford's remaining business), but only to the extent such intellectual property rights are associated with technologies developed prior to August 1, 1999.

      In addition, in the event that either party is succeeded by a third party through a merger, acquisition or otherwise, the rights and obligations under the cross-licenses will survive in the hands of the third party except in the event that we are merged with or acquired by another VM.

      Neither party shall have any obligation to institute any action or suit against third parties for infringement of any intellectual property subject to the cross-licenses or to defend any action or suit brought by a third party that challenges or concerns the validity of any of the intellectual property subject to the cross-licenses.

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

                                   MANAGEMENT

Directors and Executive Officers of Visteon

      The following table shows information about the directors and executive officers of our company. All ages are as of January 1, 2000:

             Name                   Age                                   Position
-------------------------------    -----    -------------------------------------------------------------------------
    Peter J. Pestillo               61      Chairman of the Board of Directors, Chief Executive Officer and President
    Robert J. Womac                 56      Executive Vice President of Operations
    Daniel R. Coulson               56      Executive Vice President and Chief Financial Officer
    Stacy L. Fox                    46      Senior Vice President, General Counsel and Secretary
    Robert H. Marcin                54      Senior Vice President of Human Resources
    Susan F. Skerker                55      Senior Vice President of Business Strategy and Corporate Relations
    W. Wayne Booker                 65      Director
    John M. Rintamaki               57      Director
    Henry D.G. Wallace              54      Director

      Peter J. Pestillo. Prior to coming to Visteon in January 2000, Mr. Pestillo was the Vice Chairman and chief of staff for Ford. He was responsible for Governmental Affairs, Human Resources, the Office of the General Counsel and Public Affairs. He assumed this position in January 1999. In July of 1999, he undertook the added responsibility of overseeing Visteon, The Hertz Corporation and Ford Land. Mr. Pestillo joined Ford as vice president, Labor Relations in 1980. He was named vice president, Employee Relations in 1985 and vice president, Employee and External Affairs in 1986. In 1990, Mr. Pestillo became vice president, Corporate Relations and Diversified Businesses, where he had responsibility for managing and divesting Ford's steel, aerospace and tractor operations. Before coming to Ford, Mr. Pestillo was vice president, Corporate and Employee Relations for The BF Goodrich Company and held industrial relations positions with the General Electric Company. Mr. Pestillo holds a bachelor's degree in economics from Fairfield University and a law degree from Georgetown University in Washington D.C., where he is a member of the Bar association and is a graduate of the Advanced Management Program at Harvard University. Mr. Pestillo is also currently a director of Hertz.

      Robert J. Womac has been Executive Vice President of Operations since 1997, responsible for Visteon's technology, product development, manufacturing, supply, information technology and quality. Prior to joining Visteon, Mr. Womac was a vice president of Ford and general manager of the Automotive Components Division. Previously, Mr. Womac was named manager, business strategy development and sales, Electrical and Electronics Division at Ford, followed by assignments as director of business strategy, Corporate Strategy Staff, and president of Ford Electronics and Refrigeration Corp., a Ford subsidiary and General Manager of the Electrical and Fuel Handling Division. Earlier in his career, Mr. Womac was an electrical engineer at the Ford Rawsonville Plant, an electrical and fuel-handling manufacturer. After holding several supervisory roles there, he became plant engineering manager in 1973 at another electrical and fuel handling plant and became plant manager in 1979. Mr.

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Womac holds a bachelor's degree in Electrical Engineering from the University of
Detroit and a master's degree in business administration from the University of Michigan.

      Daniel R. Coulson was the director of accounting for Ford prior to becoming Executive Vice President and Chief Financial Officer of Visteon in January 2000. He was responsible for Ford's worldwide accounting organization and its accounting policies, procedures, and systems. He was also responsible for Ford's external financial reporting and payroll operations. Mr. Coulson joined Ford as an accountant with the General Parts Division in 1965, and held a number of analytical and supervisory positions with Ford's Finance staff before becoming research-planning manager for Ford's Scientific Research Staff in 1974. In 1976, Mr. Coulson was appointed manager of the Ford Finance Banking Department and manager of the Profit Forecast and Financial Statements department in 1977. Between July 1989 and June 1994, Mr. Coulson was the controller of the Ford and Lincoln-Mercury Divisions. Mr. Coulson holds a bachelor's degree in finance and a master's degree in business administration from Michigan State University.

      Stacy L. Fox became Senior Vice President, General Counsel and Secretary of Visteon in January 2000. Prior to her arrival at Visteon, Ms. Fox was at Johnson Controls where she had been group vice president and general counsel of the Automotive Systems Group since 1993. As General Counsel, she led both the Legal Department and the Environmental, Health & Safety Department for the worldwide Automotive Group. From 1989 to 1993, Ms. Fox served as Group Counsel, Automotive Systems Group and Plastics Technology Group at Johnson Controls. Earlier in her career, Ms. Fox worked for Unisys Finance Corporation as general counsel and as an associate attorney for Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. in Boston, Massachusetts. Ms. Fox holds a bachelor of science degree and a law degree from the University of Michigan.

      Robert H. Marcin has been Senior Vice President of Human Resources since January 1, 2000. Prior to joining Visteon, he was executive director--Labor Affairs, Ford Motor Company, a position he assumed in August 1998. He was responsible for coordinating Ford's labor relations functions worldwide. Prior to this appointment, Mr. Marcin served as director, U.S. Union Affairs, a position held since 1996. In 1995, he was appointed director, International Labor Affairs. He joined Ford's Employee Relations Staff in 1993 as director, Compensation Planning Office. Previously, Mr. Marcin served as executive vice president-director, Employee and External Affairs for First Nationwide Financial Corporation from 1989 until 1993. Mr. Marcin joined Ford in 1973 with Ford Aerospace as employee representative, Western Development Laboratories Division. From 1973 until 1989 he held various positions, including as compensation and personnel planning analyst for Ford Aerospace. Mr. Marcin holds a bachelor's degree from State University of New York and an MBA from California State University at Hayward.

      Susan F. Skerker held numerous positions at Ford, including senior director, Global Public Policy, prior to becoming Senior Vice President of Business Strategy and Corporate Relations of Visteon in January 2000. In her position at Ford, Ms. Skerker was responsible for managing public policy issues that impacted Ford as well as the automotive industry. This included developing plans, strategies and objectives related to public policy issues on a global scale, including the development of Ford's consumer focused environmental initiatives. Before joining Ford in 1973, Ms. Skerker was special assistant to the assistant secretary for Domestic and International Business at the U.S. Department of Commerce, Washington, D.C. Ms. Skerker holds a bachelor's degree and a master's degree from the University of Florida and is a 1985 graduate of the Advanced Management Program at Harvard University.

      W. Wayne Booker has been a Vice Chairman of Ford since 1996. He assumed responsibility for assisting with Ford's transition to Ford's new management team, especially in the new markets and business development in growth markets on January 1, 1999. In addition, he served as Ford's interim Chief Financial Officer during 1999. He was in charge of Ford's International Automotive Operations until they were integrated into Ford Automotive Operations in 1996. At that time, Mr. Booker was appointed Vice Chairman responsible for Ford's presence in growth markets ranging from China and Japan through Southeast Asia and India to Russia and Belarus and for Ford's association with key global business partners including Mazda, Kia and other automotive joint ventures worldwide. Prior to that he served as executive vice president for four years. He was named a Ford Vice President in 1989. He joined Ford in 1959. Mr. Booker is also currently a director of Hertz and Kia Holding A.S.

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

      John M. Rintamaki has been Group Vice President and Chief of Staff of Ford since January 1, 2000. Prior to that, he served as Ford's Vice President-General Counsel and Secretary. Mr. Rintamaki joined Ford in 1973 in Philadelphia as an attorney and later moved on to serve as senior attorney with Ford's Office of the General Counsel in 1978. Mr. Rintamaki was appointed Assistant Secretary and Assistant General Counsel-SEC and Corporate Matters of Ford in 1991. He served as Ford's Corporate Secretary and Assistant General Counsel from 1993 to 1999. Mr. Rintamaki is also currently a director of Hertz. Mr. Rintamaki holds degrees in law and business from the University of Michigan.

      Henry D.G. Wallace assumed responsibility as Group Vice President and Chief Financial Officer of Ford on January 1, 2000. Prior to that appointment, he was elected Group Vice President, Asia Pacific Operations and Associations of Ford in January 1999. In 1986 Mr. Wallace assumed responsibility as Controller, Ford of Mexico. Mr. Wallace returned to the United Kingdom as Treasurer, Ford of Europe in 1989. He was appointed President, Ford of Venezuela and moved on to Japan as Executive Vice President in 1994 and later President of Mazda Motor Corporation. Mr. Wallace returned once again to the United Kingdom as Ford's Chief Financial Officer and Vice President, Strategic Planning for Europe in 1998. Mr. Wallace joined Ford in 1971.

Board of Directors

      Our board will be divided into three classes, each serving staggered three-year terms: Class I, whose term will expire at our 2001 annual meeting of stockholders; Class II, whose term will expire at our 2002 annual meeting of stockholders; and Class III, whose term will expire at our 2003 annual meeting of stockholders. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Our board of directors currently has four members. Three of our directors, Messrs. Booker, Rintamaki and Wallace are currently executive officers of Ford. Prior to the spin-off, Ford will have the ability to change the size and composition of our board of directors and committees of the board of directors. At the time of the spin-off, the three directors who are officers of Ford (Messrs. Booker, Rintamaki and Wallace), will resign from the board of directors. At that time, at least three outside directors, to be determined, will join our board, none of whom will be executive officers or directors of Ford.

      Our board will hold eight regularly scheduled meetings each year.

  Committees of the Board of Directors

      Our board of directors is expected to appoint directors who are not affiliated with us or Ford to a compensation committee of our board of directors and an audit committee of our board of directors after such directors are elected. The compensation committee will establish remuneration levels for certain officers of Visteon and perform such functions as may be delegated to it under our employee benefit programs and executive compensation programs. The audit committee will select and engage, on our behalf, the independent public accountants to audit our annual financial statements. The audit committee also will review and approve the planned scope of the annual audit.

      Our board of directors may, from time to time, establish other committees to facilitate the management of Visteon.

      Our audit committee will hold four regularly scheduled meetings each year. Our board will establish meeting schedules for any other committees of the board.

      Officers are elected at the organizational meeting of our board of directors held each year for a term of one year, and they are elected to serve until the next annual meeting.

Compensation of Directors

      We anticipate paying compensation to directors who do not receive compensation as officers or employees of Visteon or any of our affiliates. Each such director will be paid an annual board membership fee of $40,000 and an annual committee membership fee of $10,000 per committee. In addition, we plan to make an annual grant to each such director of 3,000 shares of restricted common stock under our Restricted Stock Plan for Non-Employee Directors, to be adopted by us, subject to stockholder approval.

Stock Ownership of Directors and Executive Officers

      All of our stock is currently owned by Ford and thus none of our executive officers or directors own any of our common stock prior to the spin-off. To the extent directors or executive officers of Visteon own shares of Ford common or Class B stock at the time of the spin-off, they will share in the spin-off on the same terms as other holders of Ford common or Class B stock. At the time of the spin-off, the executive officers named in the Summary Compensation Table in the "--Executive Compensation" section below and certain other officers will be awarded restricted Visteon common stock. In addition, at the time of the spin-off, certain key employees will be awarded stock options to acquire Visteon common stock. Further, beginning in 2001, a larger group of employees of Visteon will be awarded options to purchase shares of Visteon common stock and/or performance stock rights.

      The following table shows how much stock of Ford and of its majority-owned subsidiary, Hertz, each director and executive officer of Visteon beneficially owned as of March 1, 2000. No director or executive officer of Visteon beneficially owned any Ford preferred stock or Ford Class B stock. No director or executive officer beneficially owned 1% or more of Ford's total outstanding common stock or of Hertz's total outstanding Class A common stock, nor do the directors and executive officers as a group.

                                                                       Ford Common        Ford Common        Hertz Class A
                               Name                                    Stock (1)(2)      Stock Units(3)      Common Stock
-------------------------------------------------------------------    ------------      --------------      ------------
Peter J. Pestillo.................................................      152,148             298,951              5,000
Robert J. Womac...................................................       75,183                   -                  -
Daniel R. Coulson.................................................       16,097                   -                  -
Stacy L. Fox......................................................            -                   -                  -
Robert H. Marcin .................................................       19,308                   -                  -
Susan F. Skerker .................................................       10,036                   -                  -
W. Wayne Booker...................................................      232,463                   -              5,000
John M. Rintamaki.................................................        7,124                   -                500
Henry D.G. Wallace................................................       24,272                   -                  -
All directors and executive officers as a group (9 persons).......      536,631             298,951             10,500

----------

(1) For individuals who are or were Ford employees, amounts shown include shares of Ford common stock represented by Ford Stock Fund Units credited under a deferred compensation plan. These shares may be delivered after termination of employment.

(2) Also, on March 1, 2000 (or within 60 days after that date), the executive officers and directors have rights to acquire shares of Ford common stock through the exercise of stock options under Ford's stock option plans as follows:

     Name                                      Number of Shares
     ----                                      ----------------
     Peter J. Pestillo......................         477,543
     Robert J. Womac........................         210,735
     Daniel R. Coulson......................         120,421
     Stacy L. Fox...........................              --
     Robert H. Marcin ......................          50,421
     Susan F. Skerker ......................          57,809
     W. Wayne Booker........................         544,553
     John M. Rintamaki......................          63,196
     Henry D.G. Wallace.....................         136,644

(3) These are Ford common stock units credited under a deferred compensation plan and payable in cash.

Executive Compensation

      The following table shows some projected compensation information for the executive officers of Visteon.

                           Summary Compensation Table

                                                                                         Annual Compensation
                                                                            ----------------------------------------------
                                                                                                               Target
                                                                                            Salary             Bonus
                       Name and Principal Position                            Year            ($)              ($)(1)
-----------------------------------------------------------------------     -------     ---------------    ---------------

Peter J. Pestillo, Chairman of the Board of Directors, Chief
   Executive Officer and President.......................................     2000       $    1,000,000     $   1,800,000
Robert J. Womac, Executive Vice President of Operations..................     2000              400,000           380,000
Daniel R. Coulson, Executive Vice President and Chief Financial Officer..     2000              450,000           266,000
Stacy L. Fox, Senior Vice President, General Counsel and Secretary.......     2000              415,000           233,000
Robert H. Marcin, Senior Vice President of Human Resources ..............     2000              365,000           218,000
Susan F. Skerker, Senior Vice President of Business Strategy
   and Corporate Relations ..............................................     2000              350,000           213,500

----------
 (1) Executive officer bonuses will be based on a combination of a Ford performance bonus determined under the Ford Annual Incentive Compensation Plan in March 2001, based on performance during 2000, and a Visteon performance bonus to be determined in March 2001 under a bonus program to be developed by Visteon for the remainder of 2000 following the spin-off. The table assumes achievement of 100% of the performance objectives under both plans.

      As an independent company, Visteon will establish executive compensation practices that will link compensation with the performance of Visteon as well as Visteon's common stock. On average, a greater portion of the executive's long-term incentive pay will be linked to the performance of Visteon's common stock through the grant of stock options. Visteon will continually review its executive compensation programs to ensure that they are competitive.

Long-Term Incentive Plan

         We will sponsor a stock-based long-term incentive plan (the "LTIP") covering the executive officers, other officers and key employees. We plan to adopt the LTIP in 2000 contingent upon successful completion of the spin-off. Awards granted under the LTIP are based on shares of our common stock.

      The LTIP is administered by a committee appointed by our board of directors. After the completion of the spin-off, the LTIP will be administered by the compensation committee. The LTIP provides for the grant of incentive and nonqualified stock options, stock appreciation rights, performance stock rights ("Stock Rights"), stock and various other rights based on stock (individually, an "Award" or collectively, "Awards"). Officers and some salaried employees of Visteon with potential to contribute to the future success of Visteon or its subsidiaries will be eligible to receive Awards under the LTIP. The compensation committee has the discretion to select the employees to whom Awards will be granted, to determine the type, size and terms and conditions applicable to each Award and the authority to interpret, construe and implement the provisions of the LTIP. The compensation committee's decisions will be binding. The compensation committee also may delegate to a committee of Visteon officers the determination of the amount of individual grants of options and Stock Rights for employees who are not officers of Visteon, within limitations prescribed by the compensation committee.

      The total number of shares of our common stock that may be subject to Awards under the LTIP (the "Overall Limit") is up to 10% of the number of shares distributed in the spin-off (including Awards granted subject to completion of the spin-off) and subject to adjustment as provided in the LTIP. No more than __________ shares of our common stock may be subject to stock options, with or without any related stock appreciation rights, or stand-alone stock appreciation rights, awarded to any "covered employee" (generally defined as our chief executive officer and the next four most highly paid executive officers) under the LTIP in any one calendar year. Common stock issued under the LTIP may be either authorized but unissued shares (subject to a maximum limit of

__________ shares), treasury shares or any combination thereof. No more than
_________ shares of common stock may be available as Awards pursuant to Stock Rights granted under the LTIP to any covered employee in any one calendar year. Any shares of common stock in addition to __________ shares to be issued as Awards under the LTIP or pursuant to Awards granted under the LTIP will be obtained by us either through forfeitures of shares of Restricted Stock (as defined below) (to the extent that such shares are made available again for issuance under the LTIP) or from treasury shares (to the extent that we are permitted by applicable law to acquire our own shares). Any shares of common stock subject to an Award which lapses, expires or is otherwise terminated without the issuance of such shares may become available for new Awards.

      At the time of the spin-off, we intend to grant (i) restricted stock to the executive officers as shown below and certain other officers and (ii) stock options to certain key employees. These Awards will be contingent on the successful completion of the spin-off. These Awards are summarized in the following table and are described below:

                                                                              No. of Shares of        No. of Nonqualified
                                  Name                                       Restricted Stock(1)          Options(2)
------------------------------------------------------------------------     -------------------          ----------
Peter J. Pestillo.......................................................
Robert J. Womac.........................................................
Daniel R. Coulson.......................................................
Stacy L. Fox............................................................
Robert H. Marcin .......................................................
Susan F. Skerker .......................................................
All executive officers as a group.......................................
Each non-employee director..............................................
All other employees as a group..........................................

----------
(1) The shares of restricted stock will vest on the fifth anniversary of the date of grant.

(2) We intend to grant these nonqualified options with an exercise price equal to the closing sale price of Visteon common stock on the New York Stock Exchange on the date of the spin-off. The options will vest 33% on the anniversary of the date of grant, an additional 33% on the second anniversary of the date of grant and in full on the third anniversary of the date of grant.

      Set forth below is a brief description of the Awards that may be granted under the LTIP:

      Stock Options. Options (each an "Option") to purchase shares of our common stock, which may be incentive or nonqualified stock options, may be granted under our LTIP at an exercise price (the "Option Price") at least equal to the closing sale price of our common stock on the New York Stock Exchange on the date of grant. Each Option represents the right to purchase one share of common stock at the specified Option Price.

      Options will expire not later than 10 years after the date on which they are granted and will become exercisable at such times and in such installments as determined by the administrator of the LTIP. Payment of the Option Price must be made in full at the time of exercise by check or wire transfer. Unless the compensation committee determines otherwise, payment in full or in part may also be made by tendering to Visteon shares of our common stock having a fair market value equal to the Option Price (or such portion thereof). In addition, a cashless exercise of such Options is permitted.

      Stock Appreciation Rights. An Award of a stock appreciation right ("SAR") may be granted under the LTIP. Generally, one SAR is granted with respect to one share of our common stock. The SAR entitles the participant, upon the exercise of the SAR, to receive an amount equal to the appreciation in the underlying share of common stock. The appreciation is equal to the difference between (i) the "base value" of the SAR (i.e., the Option Price on the date the SAR is granted), and (ii) the closing sale price of our common stock on the New York Stock Exchange on the date the SAR is exercised. Upon the exercise of a vested SAR, the exercising participant will be entitled to receive the appreciation in the value of one share of common stock as so determined, payable at the discretion of the participant in cash, shares of common stock, or some combination thereof, subject to the availability of our shares of common stock.

      SARs will expire not later than 10 years after the date on which they are granted. SARs become exercisable at such times and in such installments as determined by the administrator of the LTIP.

      Tandem Options/SARs. An Option and a SAR may be granted "in tandem" with each other (a "Tandem Option/SAR"). An Option and a SAR are considered to be in tandem with each other because the exercise of the Option aspect of the tandem unit automatically cancels the right to exercise the SAR aspect of the tandem unit, and vice versa. The Option may be an incentive stock option or a nonqualified stock option, as determined by the Committee. Descriptions of the terms of the Option and the SAR aspects of a Tandem Option/SAR are provided above.

      Restricted Stock. An Award of restricted stock ("Restricted Stock") is an Award of common stock that is subject to such restrictions as the compensation committee deems appropriate, including forfeiture conditions and restrictions against transfer for a specified period. Restricted Stock Awards may be granted under the LTIP for services rendered. Restrictions on Restricted Stock may lapse in installments based on factors selected by the administrator of the LTIP. Prior to the expiration of the restriction period, a grantee who has received a Restricted Stock Award generally has the rights of a stockholder of Visteon, including the right to vote and to receive cash dividends on the shares subject to the Award. Stock dividends issued with respect to a Restricted Stock Award may be treated as additional shares under the Award and may be subject to the same restrictions and other terms and conditions that apply to the shares under the same Award.

      Termination of Employment. In general, outstanding Options and Restricted Stock Awards are forfeited in the event the participant terminates employment due to voluntary quit, discharge or release in the best interest of Visteon.

      Certain Federal Income Tax Consequences of Options. Awards granted under the LTIP may result in federal income tax consequences to LTIP participants and Visteon. Some of those federal income tax consequences are generally set forth in the following summary.

      An employee to whom an Option which is an incentive stock option ("ISO") that qualifies under Section 422 of the Code is granted will not recognize income at the time of grant or exercise of such Option. No federal income tax deduction will be allowable to Visteon upon the grant or exercise of such ISO. However, upon the exercise of an ISO, any excess in the fair market price of the common stock over the Option Price constitutes a tax preference item that may have alternative minimum tax consequences for the employee. When the employee sells the shares more than one year after the date of transfer of the shares and more than two years after the date of grant of the ISO, the employee will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sales price of the shares and the aggregate Option Price. In such event, we will not be entitled to a federal income tax deduction with respect to the exercise of the ISO or the sale of the shares. If the employee does not hold the shares for the required period, when the employee sells the shares, the employee will recognize ordinary compensation income and possibly capital gains or losses in such amounts as are prescribed by the Code and we will generally be entitled to a federal income tax deduction in the amount of such ordinary compensation income.

      An employee to whom an Option which is a nonqualified stock option ("NSO") is granted will not recognize income at the time of grant of such Option. In general, when the employee exercises such NSO, the employee will recognize ordinary compensation income equal to the difference, if any, between the Option Price paid and the fair market value, as of the date of Option exercise, of the shares of common stock the employee receives. The tax basis of such shares to such employee will be equal to the Option Price paid plus the amount includible in the employee's gross income, and the employee's holding period for such shares will commence on the date of exercise. Subject to the Code, we will generally be entitled to a federal income tax deduction in respect of an NSO in an amount equal to the ordinary compensation income recognized by the employee upon the exercise of the NSO.

      Performance Stock Rights and Related Stock Awards. A Stock Right is the right to receive up to the number of shares of common stock described therein, if specific business objectives are met. The Committee may grant Stock Rights to our officers and other key salaried employees. Beginning in 2001, it is anticipated that about 25 employees annually will be eligible to receive Stock Rights under the LTIP, including about 20 officers. This reflects our commitment to tie executive compensation with the interests of the stockholders.

      The Committee determines the performance period for a Stock Right. In general, we expect grants of Stock Rights to be made annually and have a three-year performance period.

      Within 90 days of the beginning of a performance period, the compensation committee decides the targeted performance level at which a target award may be earned. The compensation committee decides the target award based on the employee's level of responsibility and other factors. The target award, designated as a number of shares, is based on achieving 100% of the performance goals established by the compensation committee for the performance period. The compensation committee also decides any minimum performance level below which no stock award would be paid, and a maximum which cannot exceed 150% of the target award.

         The performance goals for a Stock Right granted to an executive officer may be based on one or more of the Performance Criteria defined in the LTIP. It is anticipated that the goals for Stock Rights to be granted in 2001 will be based on total stockholder returns relative to the companies in the S&P 500 Index.

      The compensation committee also decides the formula to apply against the performance goals in deciding the percentage of the target award that is earned. This amount may not exceed 150% of the target award, as adjusted under the LTIP.

      If the Committee determines, during the Performance Period relating to a Stock Right, the participant will receive dividend equivalents. (These are equal to cash dividends that the participant would have received if he or she had owned the number of shares equal to 100% of the related target award, as adjusted under the LTIP.)

      The maximum number of shares of our common stock that may be available as stock awards to any of the covered employees pursuant to Stock Rights in any year under the LTIP is _________. This limit, as adjusted under the LTIP, is called the Stock Right Limit.

      The number of shares which ultimately may be paid out to any covered employee pursuant to the Stock Rights to be granted in 2001 cannot be determined at this time. However, it is subject to both the Stock Right Limit and the Overall Limit and cannot exceed 150% of the related target award.

      If the compensation committee determines, the shares of common stock awarded after the end of the related performance period will be restricted from sale or other disposition for a period determined by the compensation committee.

      Certificates for the shares of common stock representing any Final Award will be distributed to the participant free of all restrictions on the earlier of (1) the expiration of any related restriction period, (2) the acceleration of distribution of the Final Award by the compensation committee or (3) the termination of employment, provided the participant's employment terminates for any reason other than discharge, release in the best interest of Visteon, voluntary quit or retirement without the approval of Visteon. If the participant's employment terminates for any of these reasons, all the participant's undistributed Final Awards and outstanding Rights will be forfeited unless a waiver is granted.

      We recognize a contingent liability equal to the market value of our common stock on the date of grant of any Stock Right. The amount of this liability will be amortized and charged to income over the related Performance Period. The total liability will be increased or decreased quarterly to reflect changes in such market value and will be subject to adjustment in certain other events. Dividend equivalents will be charged to income. The maximum number of shares that can be earned under Stock Rights will be treated as outstanding for purposes of calculating fully diluted earnings per share.

         Stockholder Approval Condition. Subject to completion of the spin-off, we intend to grant, under the LTIP, Restricted Stock to the executive officers and certain other officers and Options to certain key employees.

         We intend to seek approval of the LTIP at our 2001 annual meeting of stockholders. Subject to that approval, we plan to grant Options and Stock Rights to a larger group of employees beginning in 2001. Awards granted prior to stockholder approval will be subject to approval of the LTIP by our stockholders. If our stockholders approve the terms of the LTIP, including the Overall Limit, the Option Limit and the Stock Right Limit, these terms will become effective for Awards to executive officers for 2000 and future years under the LTIP.

      Additional Information. Under the LTIP, in the event of a merger, consolidation, reorganization, stock split, stock dividend or other event affecting our common stock, such adjustments as may be necessary (as determined by the compensation committee) to reflect such change will be made to prevent dilution or enlargement of the rights with respect to the Overall Limit, the Option Limit, the Stock Right Limit, the number of shares of common stock covered by each outstanding Award, any other references in the LTIP to a number of shares and the price per share in respect thereof. Unless otherwise determined by the compensation committee, an individual's rights under the LTIP may not be assigned or transferred (except in the event of death). An individual's rights under the LTIP are subject to forfeiture for competitive activity or activity that is not in our best interest.

      The LTIP will remain in effect until it is terminated by the board of directors or until all Awards are satisfied under their terms, whichever occurs last. Regardless, no Awards may be granted under the LTIP after the fifth anniversary of the effective date of the LTIP. The board of directors may at any time terminate, modify or amend the LTIP, and the compensation committee may modify or amend the LTIP; provided, however, that neither the board nor the compensation committee may take certain actions specified in the LTIP without stockholder approval.

      We plan to ask the compensation committee to approve provisions for acceleration of vesting and distribution of certain plan awards under the LTIP in the event of a change of control. See "--Change in Control Agreements."

Ownership Goals

         We plan to adopt stock ownership goals for officers at the vice president level and above. The goal will be for these officers to own common stock worth a multiple of salary, ranging from one times salary to up to seven times salary for the chief executive officer, within three years. We plan to adopt similar goals for certain other key employees and our directors who are not officers of Visteon or Ford.

Annual Incentive Compensation Plan

         We plan to adopt, for 2001 and beyond, an Annual Incentive Compensation Plan ("AICP"), subject to stockholder approval, for our officers and certain other key employees. The AICP is an annual plan where awards are based on the level of achievement of goals relating to individual, business unit or Visteon performance. If performance goals are achieved, then the target incentive awards, expressed as a percentage of salary, are paid. Smaller or greater amounts are earned if objectives are under- or over-achieved, as applicable. The relationship between performance objectives and award opportunities is determined and communicated early each year.

      The AICP will be administered by the compensation committee. The compensation committee may delegate authority to senior management to determine individual final awards for employees who are not officers of Visteon, subject to limits approved by the compensation committee.

         Under the AICP, the maximum amount that may be awarded to any covered employee for any calendar year is $10,000,000. Initially, we anticipate that about 650 employees will participate in the AICP, including about 20 officers.

      Under the AICP, early each year and starting in 2001, the compensation committee will select the performance criteria and establish the related goals to be used to measure performance. It also will decide the method for determining the extent to which goals are met and the amount of the target award that is earned. It also may establish a threshold or minimum performance level below which no award will be paid. In determining the performance criteria applicable to Visteon and business unit components, the compensation committee may use one or more of the objective business criteria to be listed in the AICP.

         The percentage of each annual target award earned will be determined by the compensation committee and will be based on actual performance results relative to the goals. Discretion to increase award amounts based on individual performance is permitted for employees who are not covered employees. Awards may be decreased, on the other hand, based on individual performance. Final awards actually paid to an employee may be less than or greater than 100% of the target award. Final awards may be paid in cash, common stock, restricted stock or a combination, or deferred under a Deferred Compensation Plan to be adopted by Visteon. A Visteon Stock Fund will be one of the investment options for purposes of measuring the value of the deferral.

     In general, the compensation committee may amend, modify, suspend or terminate the AICP as long as it does not adversely affect awards previously made.

     We plan to establish an interim bonus program for the remainder of 2000, following the spin-off. See note 1 to the Summary Compensation Table above.

Change in Control Agreements

         We plan to enter into change in control agreements ("Change in Control Agreements") with each of the executive officers and certain other officers (each, a "Participant"). The Change in Control Agreements, which are expected to have a five year term and would be subject to a rolling annual renewal, generally provide monetary compensation and other benefits to each Participant upon the occurrence of certain triggering events involving a change in control of Visteon.

      The Change in Control Agreements specify two triggering events:

     o    a change in control (as defined below); and

     o within three years (executive officers) or two years (other selected officers) after the change in control, one of the following events occur:

          o    the Participant's employment is terminated without cause;

          o a negative fundamental, material change is made in the Participant's duties or responsibilities;

          o the Participant's salary, annual or other material compensation or benefits are decreased (and such decrease is unrelated to company or individual performance);

          o the Participant is required to materially relocate his or her residence or principal office location against his or her will; or

          o the Participant is not offered a comparable position with the successor entity.

         Each of the executive officers and certain other officers also has 30 days at the end of the first year after a change of control to terminate his or her employment for any reason and still receive the benefits outlined herein.

      "Change in Control" means:

     o acquisition by any individual, entity or group, other than the company or any subsidiary of the company, of the beneficial ownership of 40% or more of the outstanding common stock; or

     o a change in the majority of the board within any twelve month period without approval of the board; or

     o major corporate transaction, such as a merger, sale of greater than 50% of Visteon's assets or a liquidation, which results in a change in the majority of the board or a majority of stockholders; or

     o    discretionary determination by the board

      Each Participant is entitled to the following benefits upon the occurrence of the triggering events:

     o all of the Participant's unvested options will vest and become immediately exercisable in accordance with their terms;

     o all of the Participant's Awards under the LTIP will become payable immediately on a pro rated basis, calculated based on current forecasted payouts;

     o any compensation previously deferred at the election of the Participant, together with accrued interest or earnings thereon, will be distributed as a lump sum payout;

     o the Participant's Supplemental Executive Retirement Program benefits will be funded through a trust or other mechanism which is protected from the persons controlling Visteon after the occurrence of a change in control; and

     o the Participant's health, dental and life insurance coverage under Visteon's then existing executive health and welfare benefit plans will remain in force over the cash severance benefit period (see discussion below), subject to mitigation.

      Upon the occurrence of the triggering events described above, or for selected officers eligible for payments in the event of a voluntary termination of employment during the 13th month after a Change in Control, in addition to the payments and benefits described above, Participants will receive monetary compensation and certain other benefits. Each Participant is entitled to receive in addition to their base salary, prorated annual bonus and any accrued vacation pay through the date of their termination, the following amount of monetary compensation:

     o    executive officers: three times base salary plus target bonus

     o certain other officers: one and one-half to two times base salary plus target bonus

          Change in Control payments, as described above, for executive officers will be grossed-up for the payment, if any, of additional federal taxes (Code Section 280(G) "Excess Parachute Payment").
          Other officers will not be grossed up; however, any officer whose contractual entitlements would be greater if such entitlements were reduced to the officer's safe harbor level under the golden parachute excise tax provisions of the Code (thereby avoiding the imposition of the excise tax), will have his or her payment so reduced. An officer in this group whose contractual entitlements after payment of applicable excise taxes would be greater than his or her safe harbor amount will not incur such a reduction.

      Any lump sum payment shall be reduced by the amount of cash severance or salary continuation benefits paid to the executive under any other plan or policy of Visteon or a written employment agreement between Visteon (or one of its affiliates) and the officer.

      In addition, at the time of the second triggering event:

     o the Participant may receive reimbursement ranging from 15% to 25% of his or her most recent annualized salary plus target annual bonus for expenses related to outplacement services;

     o the Participant's legal fees and expenses will be paid if litigation is required to enforce these change in control rights; and

     o the Participant will be able to retain his or her company car and club memberships, if any, for six months thereafter.

      Restrictive Covenants. The Change in Control Agreements provide that, for the executive officers, for a period of two years (one and one-half years for other officers) immediately following the Participant's termination of employment resulting from a Change in Control with us or any of our subsidiaries, the Participant agrees not to, without the prior written consent of our chairman and chief executive officer, engage in or perform any services of a similar nature to those performed at Visteon for any other corporation or business engaged in the design, manufacture, development, promotion, sale or financing of automobile or truck components as well as any other products or services for which Visteon offers, within North America, Latin America, Asia, Australia or Europe in competition with us, any of our subsidiaries or affiliates, or any joint ventures to which we or any of our subsidiaries are a party. The Change in Control Agreements also provide that the Participant, in perpetuity, shall not disclose any knowledge, information or materials, whether tangible or intangible, regarding proprietary matters relating to Visteon.

                     SECURITY OWNERSHIP OF FORD AND VISTEON

      Ford beneficially and of record holds, and will hold before the spin-off, all of the outstanding shares of our common stock. Holders of Ford common and Class B stock, including our directors and executive officers (see "Management -- Stock Ownership of Directors and Executive Officers"), will receive ____ shares of Visteon common stock for each share of Ford common or Class B stock they hold as of the close of business on _______________, 2000. After giving effect to the spin-off, to our knowledge, no person will beneficially own 5% or more of the outstanding shares of our common stock.

                          DESCRIPTION OF CAPITAL STOCK

General

      The authorized capital stock of Visteon will consist of shares of common stock, par value $1.00 per share, and _____ shares of preferred stock, par value $1.00 per share. Following the spin-off, we will have _____ shares of common stock outstanding, none of which will be owned by Ford, including _____ shares of restricted stock issued to officers of Visteon in connection with the spin-off. In addition, there will be no preferred stock outstanding. A description of the material terms and provisions of Visteon's charter affecting the relative rights of the common stock is set forth below. The following description of the capital stock of Visteon is intended as a summary only and is qualified in its entirety by reference to the forms of Visteon's charter and by-laws filed as exhibits to the registration statement of which this information statement is a part and to Delaware corporate law.

Common Stock

    Voting Rights

      Holders of common stock are entitled to one vote per share. Holders of shares of common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any then outstanding preferred stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to Visteon's charter must be approved by holders of a majority of all outstanding shares of common stock.

    Dividends

      Holders of common stock will share ratably in any dividend declared by our board of directors, subject to any preferential rights of any outstanding preferred stock.

    Other Rights

      In the event of any merger or consolidation of Visteon with or into another company in connection with which shares of common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

      On liquidation, dissolution or winding up of Visteon, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock.

      No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

      Upon consummation of the spin-off, all the outstanding shares of common stock will be legally issued, fully paid and nonassessable.

Preferred Stock

      Preferred stock is issuable from time to time in one or more classes or series and with such voting powers, if any, designations and preferences for each series as shall be stated in the resolutions providing for the designation and issue of each such class or series adopted by the board of directors of Visteon. The board of directors is authorized by Visteon's charter to determine, among other things, the voting, dividend, redemption, conversion and liquidation powers, rights and preferences and the limitations thereon pertaining to such class or series. The board of directors, without stockholder approval, may issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock. The ability of the board of directors to issue preferred stock without stockholder approval could also have the effect of delaying, deferring or preventing a change in control of Visteon or the removal of existing management. Visteon has no present plans to issue any shares of preferred stock.

Certificate of Incorporation and By-law Provisions That May Have an Anti-Takeover Effect

      Certain provisions of Visteon's charter and by-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including attempts that might result in a premium being paid over the market price for the common stock.

      Visteon's charter will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors of Visteon shall consist of not less than one nor more than 15 members, the exact number of which shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the board of directors. The directors shall be divided into three classes, as nearly equal in number as possible, serving staggered three year terms so that the directors' initial term will expire on the date of the annual meeting of stockholders held in 2001, 2002 and 2003. At each succeeding annual meeting of stockholders, beginning in 2001, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. With a classified board, at least two annual meetings of stockholders will generally be required to effect a change in a majority of the members of the board; this has the effect of delaying any attempt by a stockholder seeking a takeover of Visteon to elect a majority of directors to our board. The by-laws will provide that, subject to any rights of holders of preferred stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively by resolution of the board of directors. In addition, the charter and by-laws will provide that, subject to any rights of holders of preferred stock, and unless Visteon's board of directors otherwise determines, any vacancy on the board of directors that results from an increase in the number of directors may be filled by a majority of the directors then in office, provided that a quorum is present, and any other vacancy occurring on the board of directors may be filled by a majority of the board of directors then in office, even if less than a quorum, or by a sole remaining director; except as otherwise provided by law, any such vacancy may not be filled by the stockholders.

      Visteon's by-laws provide for an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at such meetings will have to be received in writing by Visteon not less than 60 nor more than 90 days prior to the anniversary of the previous year's annual meeting of stockholders, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. Visteon's charter and by-laws will also provide that special meetings of stockholders may be called only by certain specified officers of Visteon or by a majority of the directors then in office. Any action required or permitted to be taken by stockholders may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent by stockholders in lieu of such a meeting.

      The charter and by-laws provide that the by-laws may be altered, amended or repealed only by Visteon's board of directors.

Section 203 of the Delaware General Corporation Law

      Visteon is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions, a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or
(iii) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66- 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as specified in Section 203, an interested stockholder is generally defined as (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within the three-year period immediately prior to the relevant date and (y) the affiliates and associates of any such person. Under certain circumstances, Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder.

Limitation on Directors' Liability

      Visteon's charter provides that no director of Visteon shall be personally liable to Visteon or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exemption from liability or limitation of liability is not permitted under the Delaware General Corporation Law, as now in effect or as amended in the future. If the Delaware General Corporation Law is amended in the future to authorize the further elimination or limitation of director liability, the liability of directors will be limited or eliminated in accordance with those changes. Any repeal or modification of the director liability provisions of our charter will not have any effect on directors' liability with respect to acts or omissions occurring prior to the repeal or modification.

      Pursuant to our charter, we have agreed to indemnify our directors and officers to the fullest extent authorized or permitted by law, as now in effect or as in effect at a future date. Any repeal or modification of the director and officer indemnification provisions of our charter will not have any effect on directors' or officers' rights to indemnification with respect to acts or omissions occurring prior to the repeal or modification.

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is EquiServe Trust Company, N.A., and its address is 525 Washington Boulevard, Jersey City, New Jersey 07310.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

General Corporation Law

      Visteon is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "General Corporation Law"), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

               Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Certificate of Incorporation

      Visteon's Restated Certificate of Incorporation and Bylaws provide for the indemnification of directors and officers to the fullest extent permitted by the General Corporation Law.

      All of Visteon's directors and officers will be covered by insurance policies maintained by Visteon against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended.

                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that Ford stockholders will receive in the spin-off. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us and the spin-off, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, reference is made to the copy of the contract or other document filed as an exhibit to the registration statement. Each statement is qualified in all respects by the relevant reference.

      After the spin-off, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet at the SEC's website at http://www.sec.gov. You may read and copy any filed document at the SEC's public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the SEC's regional offices in New York at 7 World Trade Center, 13(th) Floor, New York, NY 10048, and in Chicago at Suite 1400, Northwestern Atrium Center, 14(th) Floor, 500 W. Madison Street, Chicago, IL 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

      We maintain an Internet site at http://www.visteon.com. Our website and the information contained on that site, or connected to that site, is not incorporated into this information statement or the registration statement.

                      Visteon Corporation and Subsidiaries

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS




                                                                          Page
                                                                          ----
Report of Independent Accountants..........................................F-2

Consolidated Statement of Income for Each of the
  Three Years in the Period Ended December 31, 1999 .......................F-3

Consolidated Balance Sheet as of December 31, 1999 and 1998................F-4

Consolidated Statement of Cash Flows for Each of the
  Three Years in the Period Ended December 31, 1999 .......................F-5

Consolidated Statement of Equity for Each of the Three
  Years in the Period Ended December 31, 1999 .............................F-6

Notes to Financial Statements..............................................F-7

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Ford Motor Company

The transfers and recapitalization described in Note 1 to the financial statements have not been consummated at April 14, 2000. When consummated, we will be in a position to furnish the following report:

/s/ PricewaterhouseCoopers LLP

      "In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, equity and cash flows present fairly, in all material respects, the financial position of Visteon Corporation and Subsidiaries (the wholly-owned automotive components and systems business of Ford Motor Company - See Notes 1 and 2) at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."





       April 7, 2000, except as to Note 1
       for which the date is _____, 2000
       Detroit, Michigan

                     Visteon Corporation and Subsidiaries


                       CONSOLIDATED STATEMENT OF INCOME


                                                                        For the Years Ended December 31,
                                                                -----------------------------------------------
                                                                  1999                1998               1997
                                                                ---------          --------           ---------
                                                                   (in millions, except per share amounts)
Sales (Notes 3 and 14)
 Ford and affiliates.........................................  $  17,105          $  16,350          $  16,003
 Other customers.............................................      2,261              1,412              1,217
                                                                --------          ---------          ---------
   Total sales...............................................     19,366             17,762             17,220
Costs and expenses (Notes 2, 3, 13 and 14):
 Costs of sales..............................................     17,503             15,969             15,794
 Selling, administrative and other expenses..................        674                659                575
                                                                --------          ---------          ---------
   Total costs and expenses..................................     18,177             16,628             16,369
Operating income.............................................      1,189              1,134                851
 Interest income.............................................         79                 38                 17
 Interest expense............................................        143                 82                 82
                                                                --------          ---------          ---------
   Net interest expense......................................        (64)               (44)               (65)
Equity in net income of affiliated companies (Note 2)........         47                 26                 29
                                                                --------          ---------          ---------
Income before income taxes...................................      1,172              1,116                815
Provision for income taxes (Note 7)..........................        422                416                305
                                                                --------          ---------          ---------
Income before minority interests.............................        750                700                510
Minority interests in net income/(loss) of subsidiaries......         15                 (3)                (1)
                                                                --------          ---------          ---------
Net income...................................................   $    735          $     703          $     511
                                                                ========          =========          =========
Earnings per share (Note 1)
 Basic and diluted...........................................   $                 $                  $
                                                                ========          =========          =========


          The accompanying notes are part of the financial statements.

                     VISTEON CORPORATION AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEET

                                                                    December 31,
                                                               ----------------------
                                                                  1999         1998
                                                               -----------   --------
                                                                    (in millions)
ASSETS
 Cash and cash equivalents (Note 4)............................ $  1,849    $     542
 Accounts and notes receivable - Ford and affiliates...........    1,578        1,429
 Accounts receivable - other customers.........................      613          332
                                                                --------    ---------
   Total receivables...........................................    2,191        1,761
 Inventories (Note 5)..........................................      751          606
 Deferred income taxes.........................................      110          139
 Prepaid expenses and other current assets.....................      295          143
                                                                --------    ---------
   Total current assets........................................    5,196        3,191
 Equity in net assets of affiliated companies (Note 2).........      205          214
 Net property (Note 6).........................................    5,789        5,391
 Deferred income taxes.........................................      362          356
 Other assets..................................................      897          221
                                                                --------    ---------
Total assets................................................... $ 12,449    $   9,373
                                                                ========    =========

LIABILITIES AND EQUITY
 Trade payables - Ford and affiliates.......................... $  1,414    $     544
 Trade payables - other suppliers..............................    1,736        1,319
                                                                --------    ---------
   Total trade payables........................................    3,150        1,863
 Accrued liabilities (Note 8)..................................    1,211          960
 Income taxes payable..........................................      153           32
 Debt payable within one year - Ford and affiliates (Note 11)..      697          142
 Debt payable within one year - other (Note 11)................      264          167
                                                                --------    ---------
   Total debt payable within one year..........................      961          309
                                                                --------    ---------
     Total current liabilities.................................    5,475        3,164
 Long-term debt - Ford and affiliates (Note 11)................    1,214          745
 Long-term debt - other (Note 11)..............................      144           71
                                                                --------    ---------
   Total long-term debt........................................    1,358          816
 Other liabilities (Note 8)....................................    3,964        3,586
 Deferred income taxes.........................................      153          152
                                                                --------    ---------
   Total liabilities...........................................   10,950        7,718
Equity
 Ford's net investment.........................................    1,566        1,680
 Accumulated other comprehensive income........................      (67)         (25)
                                                                --------    ---------
   Total equity................................................    1,499        1,655
                                                                --------    ---------
 Total liabilities and equity.................................. $ 12,449    $   9,373
                                                                ========    =========

          The accompanying notes are part of the financial statements.

                     Visteon Corporation and Subsidiaries


                     CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                        For the Years Ended December 31,
                                                                ------------------------------------------------
                                                                     1999              1998              1997
                                                                ------------      --------------    ------------
                                                                                  (in millions)
Cash and cash equivalents at January 1......................    $     542         $     344          $    137

Cash flows from operating activities
  (Note 15).................................................        2,482             1,376             1,411

Cash flows from investing activities
 Capital expenditures.......................................         (876)             (861)             (917)
 Acquisitions and investments in joint ventures, net........         (579)             (108)               --
 Other......................................................            2                29               (26)
                                                                ---------         ---------          --------
   Net cash used in investing activities....................       (1,453)             (940)             (943)

Cash flows from financing activities
 Cash distributions to Ford.................................         (775)             (267)             (194)
 Cash contributions from Ford...............................          217                --                --
 Changes in short-term debt.................................          493                34                29
 Proceeds from issuance of other term debt..................          285                96               154
 Principal payments on other term debt......................         (361)             (149)              (66)
 Net changes in revolving loan with Ford....................          531                --              (128)
 Other......................................................         (100)               52               (46)
                                                                ---------         ---------          --------
   Net cash provided by/(used in) financing activities......          290              (234)             (251)

   Effect of exchange rate changes on cash..................          (12)               (4)              (10)
                                                                ---------         ---------          --------
Net increase in cash and cash equivalents...................        1,307               198               207
                                                                ---------         ---------          --------
Cash and cash equivalents at December 31....................    $   1,849         $     542          $    344
                                                                =========         =========          ========

          The accompanying notes are part of the financial statements.

                     Visteon Corporation and Subsidiaries


                       CONSOLIDATED STATEMENT OF EQUITY


                                                      Other
                                   Ford's Net     Comprehensive
                                   Investment         Income         Total
                                   ----------     -------------    --------

                                                (in millions)
YEAR ENDED DECEMBER 31, 1997
 Balance at beginning of year..     $     986      $       (3)     $    983

 Comprehensive income
   Net income..................           511              --           511
   Foreign currency translation            --             (50)          (50)
                                                                   --------
     Comprehensive income......                                         461
 Net transfers to Ford.........          (240)             --          (240)
                                    ---------      ----------      --------
 Balance at end of year........     $   1,257      $      (53)     $  1,204
                                    =========      ==========      ========
YEAR ENDED DECEMBER 31, 1998
 Balance at beginning of year..     $   1,257      $      (53)     $  1,204
 Comprehensive income
   Net income..................           703              --           703
   Foreign currency translation            --              28            28
                                                                   --------
     Comprehensive income......                                         731
 Net transfers to Ford.........          (280)             --          (280)
                                    ---------      ----------      --------
 Balance at end of year........     $   1,680      $      (25)     $  1,655
                                    =========      ==========      ========
YEAR ENDED DECEMBER 31, 1999
 Balance at beginning of year..     $   1,680      $      (25)     $  1,655
 Comprehensive income
   Net income..................           735              --           735
   Foreign currency translation            --             (42)          (42)
                                                                   --------
     Comprehensive income......                                         693
 Net transfers to Ford.........          (849)             --          (849)
                                    ---------      ----------      --------
 Balance at end of year........     $   1,566      $      (67)     $  1,499
                                    =========      ==========      ========

          The accompanying notes are part of the financial statements.

                      Visteon Corporation and Subsidiaries

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1.  General Information and Background

      In January 2000, Ford Motor Company ("Ford") announced the goal for Visteon, Ford's global automotive components and systems business, to achieve independence. Towards achieving this goal, Ford established Visteon Corporation ("Visteon") as a wholly-owned subsidiary of Ford. Ford has contributed or otherwise transferred to Visteon the assets and liabilities comprising Ford's automotive components and systems business.

      Visteon was incorporated in Delaware as of January 1, 2000 with an initial capitalization of 10,000 shares of $1.00 par value common stock authorized and 1,000 shares of common stock outstanding. Through a subsequent recapitalization of Visteon, the number of shares authorized and outstanding was increased to ___________ and _________, respectively. To complete the goal of independence, on _____ __, 2000, a special committee of Ford's Board of Directors, pursuant to full Board authorization, approved a pro rata distribution (or spin-off) to Ford common and Class B stockholders of record at the close of business on ________, 2000, the record date for the spin-off, of all shares of Visteon common stock owned by Ford. In this spin-off, Ford will distribute ___ shares of Visteon common stock for each share of Ford common or Class B stock held at the close of business on the record date.

      For purposes of Notes to Financial Statements, Visteon means Ford's global automotive components and systems business, regardless of the form of legal ownership, which has been treated by Ford as a separate operating segment, unless the context requires otherwise. Visteon is comprised of over 81,000 designated employees located in 49 technical facilities and sales offices and 83 owned and leased plants in 21 countries throughout the world. Approximately 41% of Visteon-designated hourly employees are represented by the United Auto Workers ("UAW") union under collective bargaining agreements with Ford (75% are associated with a union of one form or another). For purposes of the earnings per share calculation, the ______ shares outstanding, which reflect the recapitalization discussed above, are treated as outstanding for all periods presented. There were no potentially dilutive securities outstanding during the periods presented. For purposes of Notes to Financial Statements, Ford means Ford Motor Company and its majority-owned, consolidated subsidiaries unless the context requires otherwise.

NOTE 2.  Basis of Presentation

      Principles of Consolidation

      The consolidated financial statements include the operating results, assets, liabilities and cash flows of all significant Ford activities and activities majority-owned by Ford comprising the Visteon business. Intra-Visteon transactions have been eliminated in this consolidation. Visteon activities that are 20% to 50% owned by Ford are included and accounted for on an equity basis in these statements. Use of estimates and assumptions as determined by management are required in the preparation of financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

      Visteon-designated Employee Costs and Benefit Plans

      Ford allocates the cost of Visteon-designated employees to Visteon in these financial statements. The costs include compensation and benefits for all persons who are employed by Visteon's manufacturing, sales, engineering and technical centers around the world, as well as costs for employees that retired from those Visteon sites. In addition, costs for other employees of Ford who periodically provide services to Visteon are included in the operating cost allocations.

                      Visteon Corporation and Subsidiaries

      The cost of employee retirement plans for Visteon-designated employees of Ford has been measured and allocated to Visteon on an actuarial basis. No significant portion of the funded status of Ford's retirement plans have been allocated to Visteon.

      Ford's unfunded obligation for Visteon-designated employees for postretirement health care and life insurance programs have been measured on an actuarial basis and allocated to Visteon. See Note 10 for further information.

      Operating Costs

      Operating costs and expenses include other allocations of general corporate overhead related to Ford's corporate headquarters and common support activities including information systems, product development, accounting and finance, corporate insurance programs, treasury, facilities, legal and human resources. These costs are assessed to Visteon based on usage or similar allocation methodologies.

      Environmental costs are allocated to Visteon if the site incurring the cost is part of the Visteon business and for any historical Visteon products or processes responsible for the environmental claim or remediation. Visteon also bears the cost and responsibility for any general litigation matters related to the historical Visteon businesses, products and employees.

      Although Visteon management believes the allocations and charges for such services to be reasonable, the costs of these services charged to Visteon are not necessarily indicative of the costs that would have been incurred had Visteon been a stand-alone entity or what they will be in the future.

      Product Liability, Warranty and Recall

      The statement of income includes expenses for accruals relating to product liability, warranty and recall claims involving Visteon products. These accruals have been made based on an analysis of Ford's claim experience against other component suppliers. In conjunction with the establishment of Visteon as a separate business unit, Visteon and Ford have agreed on a division of responsibility for product liability, warranty and recall matters as follows:
(a) Ford will retain liability for all product liability, warranty or recall claims that involve parts made or sold by Visteon for 1996 or earlier model year Ford vehicles, (b) Visteon is liable for all product liability, warranty or recall claims that involve parts made or sold by Visteon for 1997 or later model year Ford vehicles in accordance with Ford's global standard purchase order terms as applied to other Tier 1 suppliers, and (c) Visteon has assumed all responsibility for product liability, warranty or recall claims relating to parts made or sold by Visteon to any non-Ford customers.

NOTE 3.  ACCOUNTING POLICIES

      Revenue Recognition

      Sales are recorded when products are shipped. Frequently, design modifications to products produced are implemented in advance of completing the process for negotiating a change in prices. These retroactive price adjustments are measured and included in revenue in the period in which Visteon reaches agreement with its customers.

                      Visteon Corporation and Subsidiaries

      Other Costs

      Advertising and sales promotion costs are expensed as incurred. Advertising costs were $42 million in 1999, $39 million in 1998, and $35 million in 1997.

      Research and development costs are expensed as incurred and were $1,115 million in 1999, $1,004 million in 1998 and $855 million in 1997.

      Derivative Financial Instruments

      Visteon has operations in over 20 countries and sells component parts around the world, and is exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates and commodity prices. Visteon's primary non-U.S. currency exposures are in the euro, Mexican Peso and Canadian Dollar. Visteon's primary commodity-price exposures are aluminum and copper. These financial exposures are monitored and managed for Visteon by Ford as an integral part of Ford's overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effect on results. Ford's policy, which applies to Visteon, specifically prohibits the use of leveraged derivatives or use of any derivatives for speculative purposes.

      Gains and losses on derivative financial instruments are deferred and recognized in cost of sales during the settlement period of the related transactions. Commodity exposures are managed substantially through fixed-price contracts with suppliers. After consideration of the amounts of currency exposures, Visteon management, in consultation with Ford treasury management, did not place any significant Visteon specific hedges of non-U.S. currency exposures in 1997 or 1998. During 1999, Visteon entered into certain transactions to hedge foreign currency exposures in foreign countries. The fair value of foreign currency instruments were estimated using current market rates provided by outside quotation services. The estimated notional amount and fair value of foreign currency instruments at December 31, 1999 were $410 million and $16 million, respectively.

      Foreign Currency Translation

      Assets and liabilities of Visteon's non-U.S. businesses generally are translated to U.S. Dollars at end-of-period exchange rates. The effects of this translation for Visteon are reported in other comprehensive income. Remeasurement of assets and liabilities of Visteon's non-U.S. businesses that use the U.S. Dollar as their functional currency are included in income as transaction gains and losses. Income statement elements of Visteon's non-U.S. businesses are translated to U.S. Dollars at average-period exchange rates and are recognized as part of revenues, costs and expenses. Also included in income are gains and losses arising from transactions denominated in a currency other than the functional currency of the business involved. Net transaction gains and losses, as described above, decreased net income $24 million in 1999, increased net income $13 million in 1998, and decreased net income $20 million in 1997.

      Impairment of Long-Lived Assets and Certain Identifiable Intangibles

      Visteon evaluates the carrying value of goodwill for potential impairment on an ongoing basis. Such evaluations compare operating income before amortization of goodwill to the amortization recorded for the operations to which the goodwill relates. Visteon also periodically evaluates the carrying value of long-lived assets and long-lived assets to be disposed of for potential impairment. Visteon considers projected future operating results, cash flows, trends and other circumstances in making such estimates and evaluations.

                      Visteon Corporation and Subsidiaries

      Accrued Commitments Under Loss Contracts

      Management periodically evaluates the profitability of contractual commitments on a customer basis, and will establish a reserve whenever expected costs exceed related revenues, based upon a reasonable estimate of the costs and product pricing expected to exist over the course of the contract period.

      Goodwill

      Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is amortized using the straight-line method for periods up to 20 years. Total goodwill included in other assets was $409 million at December 31, 1999. Goodwill is primarily related to the 1999 acquisition of the automotive interior division of Compagnie Plastic Omnium.

NOTE 4.  Cash and Cash Equivalents

      Cash and cash equivalents consist primarily of a share of Ford's cash and cash equivalents. In addition, Visteon considers all highly liquid investments purchased with an original maturity of three months or less, including short-term time deposits and government agency and corporate obligations, to be cash equivalents. Investment earnings on Visteon's combined net cash position have been based on Ford's average rates of return on its cash and cash equivalents.

NOTE 5.  Inventories

                                                         December 31,
                                                     ---------------------
                                                       1999         1998
                                                     -----------  --------
                                                         (in millions)
      Raw materials, work-in-process and supplies       $  653      $  567
      Finished products..........................           98          39
                                                        ------      ------
         Total inventories.......................       $  751      $  606
                                                        ======      ======

      U.S. inventories...........................       $  434      $  363

      Inventories are stated at the lower of cost or market. The cost of most U.S. inventories is determined by the last-in, first-out ("LIFO") method. The cost of the remaining inventories is determined primarily by the first-in, first-out ("FIFO") method.

      If the FIFO method had been used instead of the LIFO method, inventories would have been higher by $101 million and $114 million at December 31, 1999 and 1998, respectively.

                      Visteon Corporation and Subsidiaries

NOTE 6.  Net Property, Depreciation and Amortization

                                                   December 31,
                                                --------------------
                                                 1999         1998
                                                -------     --------
                                                   (in millions)
      Land................................      $    85     $     44
      Buildings and land improvements.....        1,343        1,261
      Machinery, equipment and other......        8,540        7,872
      Construction in progress............          427          446
                                                -------     --------
        Total land, plant and equipment...       10,395        9,623
      Accumulated depreciation............       (4,856)      (4,444)
                                                -------     --------
        Net land, plant and equipment.....        5,539        5,179
      Special tools, net of amortization..          250          212
                                                -------     --------
        Net property......................      $ 5,789     $  5,391
                                                =======     ========

      Property, equipment and special tools are stated at cost, less accumulated depreciation and amortization. Property and equipment placed in service before January 1, 1993 are depreciated using an accelerated method that results in accumulated depreciation of approximately two-thirds of asset cost during the first half of the estimated life of the asset. Property and equipment placed in service after December 31, 1992 are depreciated using the straight-line method of depreciation over the estimated useful life of the asset. On average, buildings and land improvements are depreciated based on a 30-year life; machinery and equipment are depreciated based on a 14-year life. Cost of computer software developed or obtained for internal use is capitalized beginning January 1, 1999. Special tools placed in service before January 1, 1999 are amortized using an accelerated method over periods of time representing the estimated life of those tools. Special tools placed in service after December 31, 1998 are amortized using the straight-line method. For property and equipment retired before January 1, 1999, the general policy was to charge the cost of those assets, reduced by net salvage proceeds, to accumulated depreciation. For property and equipment retired after December 31, 1998, the general policy is to charge the net book value of those assets, reduced by net salvage proceeds, to gain or loss on disposal of assets. These changes did not have a material impact on the financial statements.

      Depreciation and amortization expenses related to property, equipment and special tools were as follows:

                           1999       1998      1997
                           ----       ----      ----
                                 (in millions)
Depreciation..........     $  572    $  503    $  539
Amortization..........         66        56        53
                           ------    ------    ------
  Total...............     $  638    $  559    $  592
                           ======    ======    ======

      Maintenance, repairs and rearrangement costs are expensed as incurred and were $549 million in 1999, $493 million in 1998 and $537 million in 1997. Expenditures that increase the value or productive capacity of assets are capitalized. Preproduction costs related to new facilities are expensed as incurred.

                      Visteon Corporation and Subsidiaries

NOTE 7.  Income Taxes

      Visteon businesses are generally included in Ford's tax returns in each significant country of operation. Visteon measures income tax expense by calculating its annual provision on a separate company basis.

      Income before income taxes for U.S. and non-U.S. operations, excluding equity in net income of affiliated companies, was as follows:

                                           1999        1998       1997
                                          -------     -------   -------
                                                   (in millions)
U.S..................................     $   974     $   746   $   471
Non-U.S..............................         151         344       315
                                          -------     -------   -------
  Total income before income taxes...     $ 1,125     $ 1,090   $   786
                                          =======     =======   =======


      The provision for income taxes was calculated as follows:

                                           1999        1998       1997
                                          -------     -------   -------
                                                   (in millions)
Current tax provision
  U.S. federal.......................     $   264     $   165   $   (40)
  Non-U.S............................         112         149        80
  State and local....................          26          26        17
                                          -------     -------   -------
   Total current.....................         402         340        57

Deferred tax provision
  U.S. federal...............                  47          71       181
  Non-U.S....................                 (27)          5        63
  State and local............                  --          --         4
                                          -------     -------   -------
   Total deferred............                  20          76       248
                                          -------     -------   -------
Total provision..............             $   422     $   416   $   305
                                          =======     =======   =======

      The provision includes estimated taxes payable on that portion of retained earnings of non-U.S. Visteon businesses which are planned to be remitted. No provision has been made on $158 million of retained earnings (primarily prior to 1998) which are considered to be indefinitely invested in the non-U.S. businesses.

      It is not practical to estimate the amount of unrecognized deferred tax liability for the undistributed non-U.S. earnings.

                      Visteon Corporation and Subsidiaries

      A reconciliation of the provision for income taxes compared with the amounts at the U.S. statutory tax rate is shown below:

                                                  1999      1998      1997
                                                 ------    ------    ------
Tax provision at U.S. statutory rate of 35%..      35%       35%       35%
Effect of:
      Tax on non-U.S. income.................       2         3         4
      State and local income taxes...........       2         2         2
      Other..................................      (1)       (2)       (2)
                                                   --        --        --
 Provision for income taxes..................      38%       38%       39%
                                                   ==        ==        ==

      Deferred tax assets and liabilities reflect the estimated tax effect of accumulated temporary differences between assets and liabilities for financial reporting purposes and those amounts as measured by tax laws and regulations.

      The components of deferred income tax assets and liabilities at December 31 were as follows:

                                               1999         1998
                                             --------     --------
                                                 (in millions)
Deferred tax assets
  Employee benefit plans.................       $1,152      $1,398
  Customer allowances and claims.........           58          57
  All other..............................          148         138
                                                ------      ------
   Total deferred tax assets.............        1,358       1,593
Deferred tax liabilities
  Depreciation and amortization..........          931         992
  Employee benefit plans.................           34         184
  All other..............................           91          94
                                                ------      ------
   Total deferred tax liabilities........        1,056       1,270
                                                ------      ------
     Net deferred tax assets.............       $  302      $  323
                                                ======      ======

                      Visteon Corporation and Subsidiaries

NOTE 8. Liabilities

      Current Liabilities

      Included in accrued liabilities at December 31 were the following:

                                                      1999         1998
                                                    ---------     -------
                                                        (in millions)
Salaries, wages and employer taxes..............      $   514     $   329
Employee benefit plans..........................          239         315
Postretirement benefits other than pensions.....          186          30
Other...........................................          272         286
                                                      -------     -------
  Total accrued liabilities.....................      $ 1,211     $   960
                                                      =======     =======


      Noncurrent Liabilities

      Included in other liabilities at December 31 were the following:

                                                        1999        1998
                                                       ------      ------
                                                           (in millions)
Postretirement benefits other than pensions........    $3,300      $3,220
Employee benefit plans.............................       331         119
Minority interests in net assets of subsidiaries...        91          16
Other..............................................       242         231
                                                       ------      ------
  Total other liabilities..........................    $3,964      $3,586
                                                       ======      ======

                      Visteon Corporation and Subsidiaries

NOTE 9. Employee Retirement Plans

      In the U.S., Visteon-designated employees of Ford participate in two principal retirement plans, the Ford-UAW Retirement Plan and the General Retirement Plan, both sponsored by Ford, and also in pension plans sponsored by Ford Electronics and Refrigeration LLC. The hourly plans provide noncontributory benefits related to employee service. The salaried plans provide similar noncontributory and contributory benefits related to pay and service. In addition, certain Visteon-designated executives participate in unfunded defined benefit plans, also sponsored by Ford.

      Visteon-designated employees of Ford also participate in pension plans outside the U.S.; these generally are funded by Ford, except in Germany, where an unfunded liability exists. Also outside the U.S., Visteon activities either sponsor pension plans or participate in pension plans sponsored by subsidiaries of Ford.

      The employee benefit plan expense allocated from Ford and charged to Visteon was as follows:

                                                             U.S. Plans                            Non-U.S. Plans
                                                 ----------------------------------      -----------------------------------
                                                   1999         1998         1997          1999          1998         1997
                                                 --------     --------     --------      --------      --------     --------
                                                                                (in millions)
Costs Recognized in Income
 Service cost................................    $ 140        $ 121        $ 119          $  34        $  30        $  28
 Interest cost...............................      418          390          402             67           65           62
 Expected return on plan assets..............     (611)        (539)        (514)           (95)         (88)         (80)
 Amortization of:
   Transition (asset)/obligation.............        1            1            2             (1)          (2)          (2)
   Plan amendments...........................      104          133          110             13           11           10
   (Gains)/losses and other..................        5            3            5             12            2           (2)
                                                 -----        -----        -----          -----        -----        -----
 Net pension expense.........................    $  57        $ 109        $ 124          $  30        $  18        $  16
                                                 =====        =====        =====          =====        =====        =====

 Discount rate for expense...................     6.25%        6.75%        7.25%          5.70%        6.50%        7.10%
 Assumed long-term rate of return on assets..     9.00%        9.00%        9.00%          9.30%        9.20%        9.20%

      Pension expense in 1999 and 1998 decreased for U.S. plans primarily as a result of increased return on plan assets partially offset by lower discount rates and the year-to-year change in the cost of certain employee separation programs.

                      Visteon Corporation and Subsidiaries

      The retirement obligations of Ford Electronics and Refrigeration LLC and Ford Electronics and Manufacturing Company, Inc. are entirely the responsibility of Visteon. The summarized funded status of these plans at December 31 was as follows:

                                                                                      1999            1998
                                                                                   ---------        --------
                                                                                           (in millions)
Plan assets at fair value......................................................    $     786        $    725
Projected benefit obligation...................................................          501             556
                                                                                   ---------        --------
Plan assets in excess of projected benefit obligation .........................          285             169
Unrecognized amounts for transition and prior service..........................           33              27
Unamortized net gain...........................................................         (210)            (99)
                                                                                   ---------        --------
Net prepaid asset recognized and included in Visteon's balance sheet...........    $     108        $     97
                                                                                   =========        ========
Assumptions as of December 31
  Discount rate................................................................         7.75%           6.25%
  Expected return on assets....................................................         9.00%           9.00%
  Average rate of increase in compensation.....................................         5.00%           5.00%

NOTE 10. Postretirement Health Care and Life Insurance Benefits

      Ford and certain of its subsidiaries sponsor unfunded plans to provide selected health care and life insurance benefits for retired employees. Visteon-designated employees in the U.S. may become eligible for these benefits if they retire; benefits and eligibility rules may be modified from time to time.

      The estimated cost for these benefits is accrued over periods of employee service on an actuarially determined basis. Ford has prepaid a portion of hourly U.S. retiree health benefits by contributing to a Voluntary Employees' Beneficiary Association ("VEBA"). At December 31, 1999, $419 million of VEBA assets were allocated to Visteon.

      Increasing the assumed health care cost trend rates by one percentage point is estimated to increase the aggregate service and interest cost components of Visteon's net postretirement benefit expense for 1999 by $57 million and the accumulated postretirement benefit obligation at December 31, 1999 by $508 million. A decrease of one percentage point would reduce service and interest costs by $44 million and decrease the December 31, 1999 obligation by $423 million.

                      Visteon Corporation and Subsidiaries

      The amounts primarily allocated from Ford and charged to Visteon expense for postretirement health care and life insurance benefits were as follows:

                                         1999       1998       1997
                                         ----       ----       ----
                                               (in millions)
Costs Recognized in Income
Service cost.......................       $ 81       $ 59       $ 54
Interest cost......................        261        245        266
Expected return on plan assets.....        (27)       (11)        --
Amortization of:
    Plan amendments................         (9)       (10)       (11)
    Losses and other...............          9         10          1
                                          ----       ----       ----
Net cost recognized................       $315       $293       $310
                                          ====       ====       ====


      The year-end status of these plans was as follows:

                                                                               1999             1998
                                                                              ------           ------
                                                                                   (in millions)
Change in Benefit Obligation
  Benefit obligation at January 1.........................................   $ 4,203          $ 3,665
    Service cost..........................................................        81               59
    Interest cost.........................................................       261              245
    Termination programs..................................................         6                7
    Benefits paid.........................................................      (179)            (179)
    Actuarial loss/(gain).................................................      (231)             406
                                                                             -------          -------
  Benefit obligation at December 31.......................................   $ 4,141          $ 4,203
                                                                             =======          =======

Change in Plan Assets
  Fair value of plan assets at January 1..................................   $   500          $   171
    Actual return on plan assets..........................................        18               10
    Company contributions.................................................        33              425
    Benefits paid.........................................................      (132)            (106)
                                                                             -------          -------
  Fair value of plan assets at December 31................................   $   419          $   500
                                                                             =======          =======

Funded Status of the Plans
  Plan assets less than projected benefits................................   $(3,722)         $(3,703)
  Unamortized amendments..................................................         8              (30)
  Unamortized net losses..................................................       228              483
                                                                             -------          -------
    Net amount recognized as an accrued liability in the  balance sheet...   $(3,486)         $(3,250)
                                                                             =======          =======

Assumptions as of December 31
  Discount rate............................................................     7.75%            6.50%
  Expected return on assets................................................     6.00%            6.00%
  Initial health care cost trend rate......................................     8.75%            7.00%
  Ultimate health care cost trend rate.....................................     5.14%            5.00%
  Number of years to ultimate trend rate...................................        8                9

                      Visteon Corporation and Subsidiaries

NOTE 11.  Debt

      Debt at December 31, 1999 and 1998 was as follows:

                                                                            Weighted-Average
                                                        Maturity             Interest Rate                  Book Value
                                                        --------         ---------------------          ------------------
                                                                          1999           1998            1999        1998
                                                                         ------         ------          ------      ------
                                                                                                           (in millions)
Term debt payable within one year
 Ford and affiliates...............................                        4.8%           5.5%          $  697      $  142
 Other.............................................                        7.6%           8.0%             264         167
                                                                                                        ------      ------
   Total debt payable within one year..............                                                        961         309
Long-term debt
 Ford and affiliates...............................       2001-
                                                           2007            6.9%           5.0%             115         177
 Other.............................................       2001-
                                                           2005            8.3%           6.6%             144          71
                                                                                                        ------      ------
   Total term debt.................................                                                      1,220         557

Borrowings under revolving loan arrangement with
 Ford..............................................        2001            7.9%           8.0%           1,099         568
                                                                                                        ------      ------
   Total debt......................................                                                     $2,319      $1,125
                                                                                                        ======      ======


      Term debt consists of various arrangements. The portion of these loans payable in non-U.S. currencies at December 31, 1999 and 1998, was $147 million and $183 million, respectively. The fair value of term debt approximated book value at December 31, 1999 and 1998 and was estimated based on quoted market prices or current rates for similar debt with the same remaining maturities.

      Debt also includes borrowings under an intracompany revolving loan arrangement with Ford. Under this arrangement, Visteon may borrow up to $1,250 million. Borrowings under this revolving loan arrangement are due on the first business day following the first anniversary of the date demand for repayment is made by Ford. Interest on this debt is determined quarterly based on Ford's average interest rate on its U.S. Dollar denominated, publicly traded automotive debt. No fair value has been estimated on this debt.

      Debt at December 31, 1999 included maturities as follows (in millions):
2000 - $961; 2001 - $1,185; 2002 - $53; 2003 - $44; 2004 - $4; thereafter - $72.

      Additional Support Facilities

      Certain Visteon receivables are sold to Ford Motor Credit Company ("Ford Credit"), a wholly owned subsidiary of Ford. Under the terms of this agreement, Visteon provides loss protection to Ford Credit up to twelve percent of the average amount of receivables sold. The amount of such receivables sold was $89 million and $91 million at December 31, 1999 and 1998, respectively.

                      Visteon Corporation and Subsidiaries

NOTE 12.  Litigation and Claims

      Various legal actions, governmental investigations and proceedings and claims are pending or may be instituted or asserted in the future against Visteon, including those arising out of alleged defects in Visteon's products; governmental regulations relating to safety; employment-related matters; customer, supplier and other contractual relationships; intellectual property rights; product warranties; and environmental matters. Some of the foregoing matters involve or may involve compensatory, punitive, or antitrust or other treble damage claims in very large amounts, or demands for recall campaigns, environmental remediation programs, sanctions, or other relief which, if granted, would require very large expenditures.

      Litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance. Reserves have been established by Visteon for certain matters discussed in the foregoing paragraph where losses are deemed probable. It is reasonably possible, however, that some of the matters discussed in the foregoing paragraph for which reserves have not been established could be decided unfavorably to the Visteon business involved and could require Visteon to pay damages or make other expenditures in amounts, or a range of amounts that cannot be estimated at December 31, 1999. Visteon does not reasonably expect, based on its analysis, that any adverse outcome from such matters would have a material effect on future Visteon consolidated financial statements for a particular year, although such an outcome is possible.

NOTE 13.  Acquisitions and Restructuring

      In June 1999, Visteon acquired the automotive interior division of Compagnie Plastic Omnium for approximately 2.9 billion French Francs, net of cash acquired. This business has 14 facilities located in four countries:
France, Spain, Italy and the United Kingdom, and generated 1998 revenues of approximately 2.8 billion French Francs. The acquisition has been accounted for as a purchase. The purchase price has been allocated to the assets acquired and liabilities assumed based on estimated fair values as of the acquisition date. The excess of the purchase price over the estimated fair value of the net assets acquired is approximately $300 million and is being amortized on a straight-line basis over 20 years. The assets purchased, liabilities assumed and the results of operations, since the date of acquisition, are included in the financial statements on a consolidated basis. Assuming the acquisition had taken place January 1, 1999 and 1998, Visteon's pro forma revenue and net income for the related periods would not be materially affected.

      Visteon recorded a pre-tax charge of approximately $40 million in fourth quarter 1998 for Visteon-designated employees that were part of special voluntary and involuntary retirement and separation programs announced by Ford.

      During fourth quarter 1997, Visteon recorded a pre-tax expense totaling approximately $60 million reflecting the restructuring and rationalization of Glass Division in the U.S. These actions are related to the windshield manufacturing facilities in the U.S. and the closure of the Dearborn Glass Plant.

NOTE 14.  Transactions with Ford and its Affiliates

      Revenues from Ford and its affiliates approximated 88% in 1999, 92% in 1998, and 93% in 1997. The majority of significant transactions regarding employee matters, financing, warranty and product liability, environmental costs, litigation claims and tax sharing with Ford and its affiliates are disclosed throughout these financial statements. In addition, Ford has provided Visteon with various corporate and administrative services, the most significant of which include information technology, product development, accounting and finance, corporate insurance programs, treasury, facilities, legal and human resources. For 1999 and 1998, assessments for these services totaled approximately $211 million and $185 million, respectively. For 1997, data are not readily available to determine the assessments related to these services.

                      Visteon Corporation and Subsidiaries

NOTE 15.  Cash Flows

      The reconciliation of net income to cash flows from operating activities is as follows:

                                                                                        1999         1998         1997
                                                                                       ------       ------       ------
                                                                                                 (in millions)
Net income........................................................................      $ 735        $ 703        $ 511
Adjustments to reconcile net income to cash flows from operating activities:
 Depreciation and amortization....................................................        651          565          590
 Earnings of affiliated companies in excess of dividends remitted.................        (23)          (9)         (13)
 Foreign currency adjustments.....................................................         32          (16)          32
 Provision for deferred income taxes..............................................         20           76          248
 Changes in assets and liabilities:
   Increases in accounts receivable and other current assets .....................       (285)        (137)        (211)
   (Increase)/decrease in inventory...............................................        (62)         (81)          27
   Increases in accounts payable, accrued and other liabilities...................      1,494          436          278
 Other............................................................................        (80)        (161)         (51)
                                                                                       ------       ------       ------
Cash flows from operating activities..............................................     $2,482       $1,376       $1,411
                                                                                       ======       ======       ======

      Cash paid for interest and income taxes was as follows:

                         1999            1998            1997
                         ----            ----            ----
                                   (in millions)
Interest..........       $143            $ 81            $ 95
Income taxes......        281             308              84


NOTE 16.  Stock Options

      Visteon-designated employees participate in the stock option plans of Ford and have stock options outstanding under Ford's 1990 Long-Term Incentive Plan and the 1998 Long-Term Incentive Plan. Options granted in 1997 under the 1990 Plan and options granted under the 1998 Plan become exercisable 33% after one year from the date of grant, 67% after two years and in full after three years. In general, options granted prior to 1997 under the 1990 Plan become exercisable 25% after one year from the date of grant, 50% after two years, 75% after three years, and in full after four years. Options under both Plans expire after 10 years from the date of grant.

      The estimated fair value as of date of grant of options granted in 1999, 1998, and 1997, using the Black-Scholes option-pricing model, was as follows:

                                                          1999     1998    1997
                                                         ------   ------  ------
Estimated fair value per share of options granted
  during the year......................................  $17.53    $9.25   $5.76
Assumptions:
 Annualized dividend yield.............................    3.2%     4.1%    4.8%
 Common Stock price volatility.........................   36.5%    28.1%   22.1%
 Risk-free rate of return..............................    5.2%     5.7%    6.7%
 Expected option term (in years).......................      5        5       5

      Visteon measures compensation cost using the intrinsic value method. Accordingly, no compensation cost for stock options has been recognized. If compensation cost had been determined based on the estimated fair value of options granted since 1995, the pro forma effects on Visteon's net income would not have been material.

                      Visteon Corporation and Subsidiaries

NOTE 17.  Segment Information

      Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information" establishes standards for reporting information about operating segments in annual financial statements and requires reporting selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services and geographic operations.

      Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers, or a decision making group, in deciding how to allocate resources and in assessing performance. Visteon's chief operating decision-making group is the Strategy Council, which is comprised of the Chairman and Chief Executive Officer and five other senior executives.

      Visteon's reportable operating segments are Dynamics & Energy Conversion; Comfort, Communication & Safety; and Glass. The Dynamics & Energy Conversion segment supplies various chassis and energy transformation components and systems mainly to OEM customers. The Comfort, Communication & Safety segment supplies various interior, exterior, and climate control components and systems mainly to OEM customers. The Glass segment supplies architectural and flat glass to a broad customer base, including OEMs.

      The accounting policies for the operating segments are the same as those described in Note 3, "Accounting Policies". Visteon evaluates the performance of its operating segments based primarily on sales, profit before taxes and net income.

                      Visteon Corporation and Subsidiaries

     Financial information for the reportable operating segments is summarized as follows (in millions):

                                        Dynamics &         Comfort,
                                          Energy        Communication
                                        Conversion        & Safety         Glass      Total Visteon
                                        ----------      -------------      -----      -------------
1999
Revenues...........................       $ 9,216            $ 9,377       $ 773         $ 19,366
Income/(loss) before taxes.........           549                676           2            1,172
Net income.........................           344                422           3              735
Depreciation/amortization..........           278                338          35              651
Capital expenditures...............           388                444          44              876
Unconsolidated affiliates:
 Equity in net income..............            --                 39           8               47
 Investments in....................            --                184          21              205
Average assets.....................         5,048              5,204         682           10,934


                                        Dynamics &         Comfort,
                                          Energy        Communication
                                        Conversion         & Safety        Glass     Total Visteon
                                        ----------      -------------      -----     -------------
1998
Revenues...........................       $ 8,673           $ 8,337        $ 752         $ 17,762
Income/(loss) before taxes.........           473               716          (29)           1,116
Net income.........................           294               452          (15)             703
Depreciation/amortization..........           263               268           34              565
Capital expenditures...............           399               378           84              861
Unconsolidated affiliates:
 Equity in net income..............            --                17            9               26
 Investments in....................            --               190           24              214
Average assets.....................         4,306             4,070          548            8,924



                                        Dynamics &         Comfort,
                                          Energy        Communication
                                        Conversion        & Safety         Glass      Total Visteon
                                        ----------      -------------      -----      -------------
1997
Revenues...........................       $ 7,918          $ 8,545         $ 757         $ 17,220
Income/(loss) before taxes.........           223              704           (47)             815
Net income.........................           136              439           (25)             511
Depreciation/amortization..........           295              247            48              590
Capital expenditures...............           414              451            52              917
Unconsolidated affiliates:
 Equity in net income..............            --               20             9               29
 Investments in....................            --              172            23              195
Average assets.....................         3,936            3,747           507            8,190

      Total income/(loss) before taxes in the table above includes $55 million, $44 million and $65 million of net interest expense not allocated to the reportable operating segments for 1999, 1998 and 1997, respectively. Total net income in the table above includes $34 million, $28 million and $39 million of expense related to net interest expense not allocated to the reportable operating segments for 1999, 1998 and 1997, respectively.

                      Visteon Corporation and Subsidiaries

      Visteon's major geographic areas are the United States and Europe. Other geographic areas (primarily Canada, Mexico, South America and Asia Pacific) individually are not material. Financial information segregated by geographic area is as follows (in millions).

                                                                      Total
Geographic Areas       United States      Europe      All Other      Company
----------------       -------------     --------     ---------      -------
1999
Sales.............       $  14,814       $  2,732     $   1,820      $ 19,366
Net property......           3,592          1,274           923         5,789

1998
Sales.............       $  13,543       $  2,638     $   1,581      $ 17,762
Net property......           3,494          1,244           653         5,391

1997
Sales.............       $  12,960       $  2,627     $   1,633      $ 17,220
Net property......           3,324          1,075           517         4,916

NOTE 18. Summary Quarterly Financial Data (Unaudited)

                                                   1999                                            1998
                               -------------------------------------------     -------------------------------------------
                                                                      (in millions)
                                First       Second      Third       Fourth      First       Second      Third       Fourth
                               Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter
                               -------     -------     -------     -------     -------     -------     -------     -------
Sales........................    $4,772      $5,063      $4,600      $4,931      $4,378      $4,725      $4,097      $4,562
Operating income.............       298         461         280         150         303         377         243         211
Income before income taxes...       313         449         260         150         286         384         240         206
Net income...................       205         280         155          95         187         239         148         129

NOTE 19.  Subsequent Events (Unaudited)

      In connection with Visteon's separation from Ford, Visteon and Ford have entered into, or expect to enter into, a series of agreements. These agreements include a master transfer agreement and certain related ancillary agreements. The following summary is qualified in all respects by the terms of the master transfer agreement and other related agreements.

      Master Transfer Agreement

      The master transfer agreement, effective as of April 1, 2000, provides for Ford to transfer to Visteon and/or its subsidiaries, prior to its spin-off, generally, all assets used exclusively in the Visteon business, including but not limited to real property interests, personal property and ownership interests in subsidiaries and joint ventures. Visteon and Ford have agreed to transfer legal title to any remaining assets and any remaining liabilities of the Visteon business not transferred prior to the spin-off, most of which are foreign assets and liabilities subject to regulatory and other delays, as soon as practicable. In the interim, Visteon will operate and receive the economic benefit of (and bear the economic burdens of) these assets.

      In addition, Visteon and Ford have agreed to a division of certain liabilities including liabilities related to product liability, warranty and recall, environmental, intellectual property claims and other general litigation claims.

                      Visteon Corporation and Subsidiaries

      Supply Agreement and Pricing Letter Agreement

      The supply agreement provides that Visteon's existing purchase orders with Ford as of January 1, 2000 will generally remain in effect at least through the end of 2003, subject to Ford's right to terminate any particular purchase order for quality or certain other reasons. In addition, the pricing letter requires a one-time 5% price reduction on products that Visteon was supplying to Ford as of January 1, 2000 based on a market pricing review conducted by Ford and Visteon. The pricing letter also requires productivity price adjustments in each of 2000, 2001, 2002 and 2003 to reflect competitive price reductions obtained each year by Ford from its other Tier 1 suppliers. Visteon and Ford have agreed on a 3.5% productivity price reduction for 2000 on such products, which is consistent with
(i) price reductions between Visteon and Ford in prior years and (ii) the amount of annual productivity improvement that Ford generally expects from its other Tier 1 suppliers.

      Until May 2003, Visteon has the right of last refusal to meet competitive terms, including with respect to price, on replacement products that (i) Visteon produces in the United States, Canada, Europe and Mexico, and (ii) Visteon supplied to Ford on January 1, 2000, subject to certain conditions and exceptions.

      Master Separation Agreement - Transition Services

      The master separation agreement provides for Ford to provide certain transitional services to Visteon until December 31, 2001. These services include information technology, human resources, accounting, customs, product development technology and real estate services which have been historically provided to Visteon by Ford. Visteon has agreed to pay Ford amounts which reflect its fully accounted cost for these services, including a reasonable allocation of internal overhead costs, as well as any direct costs incurred from outside suppliers. Visteon may terminate any transitional service upon six months' written notice. Transitional services may be extended an additional six months to June 30, 2002, provided Visteon notifies Ford by June 30, 2001.

      Aftermarket Relationship Agreement

      The aftermarket relationship agreement covers components supplied by Visteon to Ford's aftermarket business. The agreement addresses pricing, tooling and other matters, and provides that any components purchased by Ford's aftermarket business from Visteon for vehicles currently in production will be governed by the supply agreement and pricing letter agreements discussed above.

      Hourly Employee Assignment Agreement

      The hourly employee assignment agreement sets forth certain rights and obligations with respect to about 23,580 United States hourly employees of Ford who (i) are represented by the UAW, (ii) are covered by the Ford UAW Master Collective Bargaining Agreement dated as of September 30, 1999, (iii) as of __________, 2000, are employed in one of Visteon's facilities, and (iv) after Visteon's spin-off will remain Ford employees indefinitely but will be assigned to work for Visteon.

      Under this agreement, Visteon will exercise day-to-day supervision over the covered individuals and Ford will continue to provide the same employee benefits generally offered to other hourly employees of Ford who are represented by the UAW. Visteon will reimburse Ford for the wage, benefit and other costs incurred by Ford related to these individuals. However, Visteon's liability for profit sharing based on Ford's profits is limited to $50 million per year in each of 2000-2004. After 2004, Visteon will be liable for the full amount of profit sharing based on Ford's profits.

                      Visteon Corporation and Subsidiaries

      Employee Transition Agreement

      The employee transition agreement covers the transfer of employment to Visteon of the all employees engaged in the Visteon business, other than the employees covered by the hourly employee assignment agreement discussed above. This agreement provides for the transition of employee benefit plans and programs. Visteon has agreed to adopt substantially comparable benefit plans and programs as were in effect at Ford and to continue such programs for at least four years after the spin-off, subject to certain conditions.

      With respect to pensions, Visteon will provide the pension related to future service for all such employees. Ford will retain the pension obligations for those employees who had worked in the Visteon business and had retired prior to the spin-off. Ford also will retain the pension obligations for the past service of two groups of transferred employees: (a) those active employees who are eligible to retire under Ford's pension plan, and (b) those active employees that meet certain minimum age and years of service requirements.

      Ford will retain the liability to provide postretirement health and life insurance benefits for those employees who had worked in the Visteon business and had retired prior to the spin-off. For all continuing active employees, Visteon will be responsible for these postretirement benefits.

      In addition, the employee transition agreement addresses certain matters related to other non-qualified retirement plans sponsored by Ford.

      Tax Sharing Agreement

      The tax sharing agreement provides, among other things, for the allocation of tax liabilities arising prior to, as a result of, and subsequent to the spin-off. Generally, Visteon will be liable for taxes attributable to the Visteon business determined as though Visteon were to file separate federal, state and local income tax returns as the common parent of an affiliated group of corporations filing consolidated or combined federal state or local returns.

      Ford has received an opinion of Davis Polk & Wardwell to the effect that the spin-off should be tax-free to Ford and its stockholders for U.S. federal income tax purposes under Section 355 of Internal Revenue Code. Visteon has agreed, within two years after completion of the spin-off, not to take any actions or enter into any transactions that would cause the spin-off not to qualify as tax-free. Visteon also has agreed to indemnify Ford to the extent that any action Visteon takes gives rise to a tax incurred by Ford with respect to the spin-off.

      Stock Option Plan

      Management intends to sponsor a stock-based incentive plan ("Long-Term Incentive Compensation Plan" or "LTIP") contingent upon the successful completion of the spin-off. The LTIP will be administered by a compensation committee. The LTIP provides for the grant of incentive and nonqualified stock options, stock appreciation rights, performance stock rights, and stock and various other rights based on stock (collectively referred to as "Awards"). The total number of shares of Visteon common stock that may be subject to Awards under the LTIP is __________ shares, including Awards granted prior to, and subject to completion of, the spin-off.